

02010715

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

This offering statement shall only be qualified upon order of the Commission, unless a
subsequent amendment is filed indicating the intention to become qualified by operation of the
terms of Regulation A.

SILVERSTAR STUDIOS, LLC

A California Limited Liability Company Organized on June 6, 2001

8001 Irvine Center Drive, Suite 1040
Irvine, California 92618
Telephone: 949/585-0044

Employer ID # 33 - 0966599

PART I - NOTIFICATION

ITEM 1. Significant Parties

Silverstar Studios, LLC is a California LLC formed on March 21, 2001. The original Member and Manager is Silverstar Productions, Inc., a California corporation formed on April 6, 2000. Silverstar Productions, Inc. is wholly owned by the individual California resident Sunny Kohli.

Mr. Kohli is the promoter of the issuer.

Counsel to the issuer is:

John W. Cones, Attorney
4265 Marina City Drive, #605W
Marina del Rey, California 90292

ITEM 2. Application of Rule 262

None of the persons identified above are subject to any of the disqualification provisions of Rule 262.

ITEM 3. Affiliate Sales

The offering does not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities offered (LLC Units) will be offered for purchase in California, Colorado, Indiana and Kentucky. The issuer may subsequently seek to qualify these securities with other states.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

The LLC has not issued or sold any unregistered securities within one year or at all.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is presently involved in a current offering, except that the individual Manager of the current offering (Sunny Kohli) is the sole owner of Silverstar Productions, Inc., the corporate manager of an ongoing private placement offering: Third Eagle Productions, LLC. The LLC is not proposing a different offering other than the offering evidence by this offering statement.

ITEM 7. Marketing Arrangements

All sales contemplated are to be conducted directly by the individual owner of the LLC Manager (issuer sales), or through licensed SEC/NASD broker/dealer firms.

No arrangements have been made to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution. No arrangement has been made to stabilize the market for any of the securities to be offered. No arrangements have been made for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. No underwriter will be involved in the sale of these securities, therefore no underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement has been employed for such purpose on a contingent basis or had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer of any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, except that securities counsel John W. Cones has agreed to defer a portion of his fee to be paid out of the offering proceeds in the event that the offering reaches its stated Minimum.

ITEM 9. Use of a Solicitation of Interest Document

The issuer has not and does not intend to use a solicitation of interest document.

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SILVERSTAR STUDIOS, LLC

A California Limited Liability Company
(organized on March 21, 2001)

$1,500,000 Minimum to $5,000,000 Maximum
of
Limited Liability Company Interests (Units)
Offered in a Minimum of 600 to a Maximum of 2000 Units at $2,500 Per Unit
A Direct Participation Offering Sold By the Manager and Selected Broker/Dealers
Offering Proceeds to be Promptly Returned to Investors Following
Offering's Termination if the Minimum is Not Sold

Unless Extended, Offering Terminates On July 15, 2002

Silverstar Studios, LLC is a California Limited Liability Company,
formed for the purpose of financing, producing, owning,
distributing and otherwise exploiting a feature film
(see "DESCRIPTION OF BUSINESS–The LLC's Film").

Minimum Purchase–Ten (10) Units ($25,000)
Except that under limited circumstances the Manager
has the discretion to sell less than the Minimum Purchase.

	Offering Price	Commissions	Proceeds to LLC
Unit Price	$ 2,500	$ 250	$ 2,250
Minimum	$1,500,000	$150,000	$1,350,000
Maximum	$5,000,000	$500,000	$4,500,000

Sunny Kohli -- Manager

8001 Irvine Center Drive, Suite 1040
Irvine, California 92618
949/585-0044

Date of Offering Circular: March 15, 2002

NOTICE

For the convenience of Prospective Purchasers,
certain terms used in this Offering Circular
are defined in the Definitions section located
in the forepart of the Operating Agreement (Exhibit "A").
Such defined terms will appear in the Offering Circular
with initial capital letters (see "OPERATING AGREEMENT").

TABLE OF CONTENTS

**(The Silverstar Studios, LLC Subscription Documents
accompany this Offering Circular in a separate packet.)**

SUMMARY OF OFFERING

LLC Objectives

The Silverstar Studios, LLC intends to finance the production of one feature film ("Film" or "Picture") with an estimated production budget (plus Offering expenses) not to exceed $5,000,000 (Maximum Offering Proceeds). The Offering is a so-called mini-maxi Offering with a $1,500,000 Minimum and a $5,000,000 Maximum. The Minimum plus creative Deferments will allow the LLC to produce the Film on digital video. In the event that only the Minimum Offering Proceeds are raised, the project will be shot on digital video as opposed to film, and subsequently transferred to film (during post-production) for projection in theatres (see "Production Strategy"). Deferments of some or all of the budgeted salaries of creative personnel and others providing goods or services used in the production of the Picture may be used in conjunction with the Minimum Offering proceeds. Such Deferments are not paid out of Offering Proceeds but out of the Film's revenue stream, if any (see definition of "Deferments" in the LLC Operating Agreement, Exhibit "A" and additional discussion at "Estimated Use of Proceeds"). In either case, the LLC will contract with an existing third-party film production company (Filmstar Production, Inc.) for actual production of the Film (see "People of Silverstar Studios, LLC). In addition, the Limited Liability Company (LLC) may engage in distribution activities for such Picture through a joint venture or otherwise (see "DESCRIPTION OF BUSINESS"), so as to:

(1) provide a reasonable return on investment for the LLC's Members; and

(2) reduce the downside risk to investors by financing, producing and owning a low budget motion picture of interest to audiences worldwide.

There is no assurance that such objectives will be attained (see "RISK FACTORS").

LLC Manager

The Manager for the LLC is the individual Producer Sunny Kohli, a resident of Orange County, California (see "DESCRIPTION OF BUSINESS--Manager and People of Silverstar Studios, LLC"). Planning and operations for the film production are currently based at 8001 Irvine Center Drive, Suite 1040, Irvine, California 92618; phone 949/585-0044 (see biographical information on the individual owner of the Manager in the "DESCRIPTION OF BUSINESS--People of Silverstar Studios, LLC"). Once elected, the Manager enjoys a protected status and cannot be easily removed (see "DESCRIPTION OF BUSINESS--The Manager and LLC Management").

LLC Management

The Manager will be responsible for the management of the LLC (see "OPERATING AGREEMENT"). The Manager will be supported in its LLC management activities by appropriate staff and consultants (see "DESCRIPTION OF BUSINESS--People of Silverstar Studios, LLC").

Description of Film Project	If the Offering is funded (as described above) the LLC intends to acquire the rights to produce a feature film based on an existing Script, then produce and arrange for the distribution of the Film based on a specified and existing film property, (i.e., the Screenplay entitled: *High Risk*). The Screenplay's is an action/thriller about a police officer assigned to determine who is involved in a series of high rise corporate burglaries by base jumping parachutists. The Picture is expected to receive an MPAA rating not more restrictive than "R" (see "DESCRIPTION OF BUSINESS--Film Synopsis" and "OFFERING INFORMATION--Estimated Use of Proceeds").
Compensation To Manager	The Manager will waive receipt of any compensation relating to the activities of the LLC in the nature of LLC organization fees. The Manager will, however, be paid an LLC Management fee equal to 1.5% of the Offering Proceeds and has reserved the right, to be reimbursed out of the Offering Proceeds for expenses incurred in connection with organizing and managing the LLC (but not to exceed a ceiling equal to 3% of the Offering Proceeds), with the additional proviso that the balance, if any, of the 3% set aside to cover such expense reimbursement shall be paid to the Manager as an additional initial management fee. Certain other valuable consideration will be paid to the Manager's owner for his services provided in connection with the production of the Picture (see "OFFERING INFORMATION-- Manager and Affiliate Compensation").
Prior Performance	The Manager has limited prior operating history with respect to the management of a limited liability company. However, the Manager and its associates do have experience in the entertainment business (see "DESCRIPTION OF BUSINESS-- People of Silverstar Studios, LLC/LLC Management").
Allocation of Distributions, Profits, Losses and Credits	Percentage participation payments will be made to Member/Investors out of the Picture's revenue stream (including distributor advances, if any). One hundred percent (100%) of the LLC's Distributable Cash will be paid to the LLC's Member/Investors until the such Members of the LLC achieve Recoupment (i.e., defined as **100%** of their Original Invested Capital). Subsequent to Investor Recoupment, and for the balance of the life of the LLC, the Manager and the Investor group (Members) will share Distributable Cash, if any, on a **50/50** basis. Tax deductible losses (expenses) will be allocated one hundred percent (**100%**) in favor of the Members throughout the existence of the Members' participation interests in the LLC's Distributable Cash (see "OPERATING AGREEMENT" and "OFFERING INFORMATION--Estimated Use of Proceeds", "Manager and Affiliate Compensation" and "Allocations and Percentage Participations").
Offering Terms	Limited Liability Company Units are being offered hereby in Units of **$2,500** each, payable in cash upon Subscription. The minimum purchase per Subscriber is **ten (10) Units ($25,000)**, except that in limited circumstances the Manager has the discretion to accept purchases of less than the minimum. The Minimum Offering Proceeds ("Minimum") is $1,500,000 and the Maximum Offering Proceeds ("Maximum") for the offering is $5,000,000. The Offering will terminate on July

15, 2002 unless in the discretion of the Manager the Offering is extended up to one year from the date of the Offering Circular. In the event that the Minimum is not reached, the Offering Proceeds will be promptly returned to Investors with interest (minus costs of escrow) following the Offering's termination. The securities (LLC Units) are being offered as a direct participation offering with the Manager and selected broker/dealer firms selling such securities.

State, Date of Organization Termination

The LLC is a California limited liability company formed on March 21, 2001. The Operating Agreement provides that the existence of the LLC shall continue for a term of **ten (10)** years from the date of its formation, unless sooner terminated pursuant to the terms of the Operating Agreement. Upon termination of the LLC, the proceeds from the sale of all LLC assets will be distributed in accordance with the terms of the Operating Agreement (see "OPERATING AGREEMENT").

Risk Factors

Investment in the LLC involves various risks including certain Federal income tax risks associated with the lack of liquidity of the investment, risks associated with the motion picture industry and various potential conflicts of interest (see "RISK FACTORS".

Tax Ruling

The Manager does not intend to apply for a ruling from the IRS regarding the LLC's tax status as a limited liability company. PROSPECTIVE INVESTORS ARE URGED TO OBTAIN TAX ADVICE SPECIFIC TO THEIR OWN INDIVIDUAL CIRCUMSTANCES FROM A TAX ADVISOR OF THEIR CHOOSING.

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RISK FACTORS

Investment in the LLC involves various risks relating both to the nature of the financing vehicle (a limited liability company) and the movie industry itself and such investment is therefore suitable only for persons or entities with the financial capability of making and holding long-term investments. Prospective Purchasers should consider the following factors, among others, before making a decision to purchase interests:

A. LLC Risks

1. Reliance on Management–No assurances can be provided that the LLC's management will perform adequately or that LLC operations will be successful. In particular, the LLC will depend on the services of the individual Sunny Kohli, along with others associated with the Manager (see "DESCRIPTION OF BUSINESS--People of Silverstar Studios, LLC/LLC Management"). Unit Holders will have no right or power to take part in the management of the LLC. All decisions with respect to the management of the LLC will be made exclusively by the Manager. Accordingly, no person should purchase any of the Units offered hereby unless such Prospective Purchaser is willing to entrust all aspects of the management of the LLC to the Manager and has evaluated the Manager's capabilities to perform such functions.

2. Limited Transferability–It is not anticipated that a public trading market will develop for the Units offered hereby. Unit Holders may not, therefore, be able to liquidate their investments in the event of an emergency. In addition, Units may not be readily accepted as collateral for loans. Also, the Manager may not permit an assignee of Units to become a substituted Member. Consequently, the purchase of Units should be considered only as a long-term investment.

3. LLC Tax Status Not Certain--The LLC will not apply for an IRS ruling that it will be classified as a partnership, rather than an association taxable as a corporation, for Federal income tax purposes. The IRS may, upon audit, determine that for tax purposes, the LLC is an association taxable as a corporation. Further, there is the possibility that the Treasury could amend its regulations, and if such action were retroactive, the tax status of the LLC might be adversely affected. The Manager would cause the LLC to vigorously contest any contention by the IRS that the LLC constitutes an association taxable as a corporation. In the event the LLC is treated for tax purposes as an association, the effective yield on an investment in the Units could be reduced because certain of the tax benefits associated with the Offering would not be available.

4. Possible Tax Consequences of Investment--In evaluating the purchase of Units as an investment, a Prospective Purchaser should consider the tax risks thereof, including (i) the possible reallocation of net income and net loss and credits; (ii) the tax liability resulting from a sale or other disposition of such Purchaser's Units, or a sale or other disposition of the Picture, including income, a portion of which may be taxed at ordinary income rates; (iii) the risk that the LLC will be treated as an association taxable as a corporation for Federal income tax purposes; (iv) the possibility that the deductions taken by the LLC in a taxable year might not be allowed in such year or that certain expenses may be required to be capitalized; (v) the possibility that an audit of the LLC's information returns may result in the disallowance of the LLC's

deductions, and in an audit of such Purchaser's tax return; (vi) recognition that the Manager will have no interest in LLC losses and tax deductions until after the Member's capital accounts have been reduced to zero; and (vii) possible adverse changes in the tax laws and their interpretation. All of the above possible tax consequences may result in an increased tax liability for LLC Investors or a reduction in anticipated deductions. In addition, there is a risk that a Purchaser's tax liability may exceed such Purchaser's share of cash distributions for a particular tax year possibly resulting in an out of pocket expense for the Purchaser above and beyond any distributions from the LLC. Prospective investors should seek the advice and counsel of their own tax advisors.

5. Tax Opinion Is Qualified–The tax opinion appearing at Exhibit "E" is qualified in that it calls attention to certain limitations inherent in the opinion itself. The views expressed therein and concerning essentially factual issues are based on assumptions concerning future events and transactions. If these events and transactions do not occur, or if other events or transactions do not occur, or if other events or transactions not now contemplated do occur, the federal income tax consequences of an investment in the LLC may be adversely affected. Tax counsel states in such opinion that he can provide no assurance that the facts, circumstances and assumptions necessary for favorable federal income tax consequences from investing in the LLC will indeed occur. Moreover, even if the assumed facts do occur, tax counsel states that he cannot assure that the IRS or the courts, which may analyze the same facts differently, will draw the same conclusions. Thus, tax counsel states that he can provide no assurance that the conclusions reached in the tax opinion and in the Offering Memorandum, if challenged by the IRS, will be sustained by a court.

6. Manager Conflicts of Interest–The Manager and its owner are not required to render exclusive services in connection with the Picture or the LLC. Consequently, the Manager and its owner may render services in connection with other business projects, including entertainment projects, during any or all phases of production or distribution of the Picture. In addition, in order to close the Offering, the Manager or its owner may become a purchaser of LLC Units, in which case the Manager (or its owner) will also be an LLC Member/Investor. Such a dual role may create unforeseen conflicts, however, the Manager and its owner represent that they will use their best judgment to act in the best interests of the Member/Investors in the conduct of the LLC's business.

7. Loss Of Limited Liability–The Operating Agreement provides that no Member or Unit Purchaser shall be personally liable for any of the debts, contracts or other obligations of the LLC or for any losses thereof, beyond the amount subscribed for by each Member in the LLC plus such Member's share of the undistributed LLC income. The Operating Agreement further provides that the Members and Unit Purchasers will not have any right to take part in, or interfere with, the control of the business of the LLC (see "OPERATING AGREEMENT").

Notwithstanding the foregoing, in the event any Unit Purchaser does take part in the control of the business of the LLC, or is for any reason deemed to have taken part in such control, such Unit Purchaser may incur personal liability for all debts and obligations of the LLC. In addition, a Unit Holder who has received in part or full a return of such Unit Holder's contribution, nevertheless remains liable for any sum, not in excess of such return with interest, necessary to discharge the LLC's liability to creditors who extended credit, or whose claim arose, before such return. Unit Holders may also be required to return to the LLC any distributions determined to be conveyances which operate a fraud upon LLC creditors.

8. Indemnification Provisions May Impair LLC–The Operating Agreement provides that under certain circumstances the Manager may be indemnified by the LLC for liabilities or losses arising out of such

Manager's activities in connection with the LLC. Should the LLC be required to pay damages or claims pursuant to such indemnification provisions such payment could reduce or deplete the assets of the LLC.

B. Movie Industry Risks

1. Competitive Industry--Some segments of the motion picture industry are highly competitive. In the production phase, competition will affect the LLC's ability to obtain the services of preferred performers and other creative personnel. The LLC will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the Picture. The Picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The LLC will compete with numerous larger motion picture production companies and distribution companies that have substantially greater resources, larger and more experienced production and distribution staff and established histories of successful production and distribution of motion pictures.

2. Industry Is Constantly Changing--The entertainment business in general, and the motion picture business in particular, are undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, video cassettes, video discs, video games and the Internet. Revenues from licensing of motion pictures to such media will vary from year to year relative to each other. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is impossible to accurately predict the effect that these and other new technological developments may have on the motion picture industry (see "MOTION PICTURE INDUSTRY OVERVIEW").

3. Production Activities May Be Difficult--Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production.

4. Production May Be Prematurely Abandoned--The production or distribution of the Picture may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the production or distribution of the Picture, including funds expended in connection with the pre-production of the Picture.

5. Cost Overruns May Occur--The costs of producing motion pictures can be underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While the LLC intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget is always significant and may have a substantial adverse impact on the profitability of the Picture.

6. No Distribution Currently In Place--The profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate

advertising and promotion, proper release dates and bookings in first-run and other theatres. There can be no assurance that profitable distribution arrangements will be obtained for the Picture or that the Picture can or will be distributed profitably.

7. Foreign Distribution Is Perilous–Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films. Also revenues derived from the distribution of the Picture in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in the distributor's gross receipts or the LLC's Gross Revenues.

8. Commercial Success Not Certain–Many films are released each year that are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have, therefore, become increasingly important. Although both foreign and ancillary markets have grown, neither provides a guarantee of revenue. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution. If a motion picture is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be a financial failure.

9. Audience Appeal Is Unpredictable–The ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

10. Long Term Project–The production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend from three to four months or more. Distribution and exhibition of motion pictures generally and of the Picture may continue for years before LLC Gross Revenues or Distributable Cash may be generated, if at all.

11. Investor Last In Line–A motion picture typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to theatrical exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for the private investors with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the LLC, in negotiating a distribution deal, has to rely heavily on a participation in some defined level of the Film's revenue stream, revenues to the LLC and thus Purchasers of Units are likely to be the last in line to benefit from such a revenue stream, if any.

DESCRIPTION OF BUSINESS

Market Overview/State of The Industry

Annual theatrical film box office in the United States posted a new high in the year 2001 for the tenth consecutive year (according to final data from AC-Nielsen ADI), marking the longest ever expansion in movie business history, as revenues for 2001 reached a record $8.13 compared to the previous high (for 2000) of $7.67 billion. On the other hand, inflation accounted for a significant part of the nine percent (9%) increase over 2000, with the most recent year's average ticket price at $5.67 as opposed to the year 2000 average ticket price of $5.39. Even though 2001's admissions topped last year's by four percent (4%), that was not an all-time high for admissions. The 1.44 billion in movie admissions in 1998 is still the record (Source: Variety, January 7 - 13, 2002, 16).

The 2000 high at the national box office surpassed 1999's $7.45 billion by 3%, but marked only the second time annual grosses exceeded $7 billion. While the box office posted a modest gain in 2000, theatre admissions slipped for the second consecutive year as roughly 43 million fewer patrons walked into theatres in 2000 as compared to 1999. Admissions registered an estimated 1.42 billion, down 3% from last year's 1.47 billion – the largest drop since 1991, when ticket units were down 4% from the previous year. Once again, the increase in revenues at the national box office was driven primarily by slightly higher ticket prices. As noted above, the largest number of admissions recorded at the nation's theatres in recent years was in 1998, when 1.48 billion moviegoers were tallied at the turnstiles, creating the highest total since 1959. Even though admissions are down, this year's tally is still the fourth-highest in the past 41 years. Obviously, the continuing rise in box office gross does not imply that the *High Risk* Film will necessarily benefit from such an overall trend. It merely indicates that the film industry continues to enjoy high levels of gross revenues, partly because of higher ticket prices. (Source of statistical information in this paragraph: *The Hollywood Reporter*, January 2-8, 2001, page 17; opinions expressed in this section for which a source is not otherwise cited are those of the Producer Sunny Kohli). NEITHER THE LLC MANAGER OR ITS OWNER ARE AFFILIATED IN ANY WAY WITH THE PUBLISHERS OF THE INFORMATION REGARDING THE FILM INDUSTRY AS REPORTED ABOVE.

A report on key trends in the media and entertainment industry prepared by Arthur Andersen and released in December of 2000, concludes that "This industry is very robust and healthy." John Nendick, global managing partner of media and entertainment at Arthur Andersen stated: "As the demand for content continues to climb, it has immense upside." Arthur Andersen surveyed 35 companies, including the major entertainment conglomerates, and found that the number of new films released domestically grew 19.5% in the past five years, while the number of movie screens decreased by 13%. The firm also found, however, that less than 50% of the films made in the past three years have been profitable. (Source of statistical information in this paragraph: *The Hollywood Reporter*, December 26, 2000-January 1, 2001, pp. 3 & 45). The Producers of the LLC's Film recognize, however, that their Motion Picture may or may not be able to participate in this industry-wide upside potential, since the production and distribution of an independent film is such a high risk venture (see "REQUIRED NOTICE–Risk Factors").

Global box office revenue is expected to grow some $10 billion during the next decade to $28 billion, although the number of moviegoers are expected to only rise a modest 19% by 2010. Those are the conclusions reported in the third edition of *Global Film: Exhibition and Distribution*, a report recently published by the research entity Baskerville Communications. Despite low admissions growth, global box office figures are expected to rise 55% over the decade, with much of the increase due to multiplexes charging higher ticket prices than traditional cinemas. The U.S. took an estimated 43% of global box office in 2000, and this share is expected to fall only slightly to 39% by 2010. The top ten countries should account for about 81% of the global box office in the year 2000, while this percentage is considered likely to fall only slightly by 2010 (see *Global Film: Exhibition and Distribution*, Baskerville Communications).

In domestic exhibition, prior to the year 2000, the number of movie screens had been increasing steadily since 1984. In that year, there were 20,200 movie screens in the domestic marketplace. By 1987 that number had increased to 23,555 and by 1994 to about 25,500. The '95 figure for number of screens including drive-ins was 27,805. By 1997, that figure for the U.S. had increased to 29,690, and in 1998 to 31,640. By the end of 1998, the number of movies screens in the U.S. was 34,618, a net increase of 7% over the previous year and 33% over five years ago. As noted above, the year 2000 saw a retraction in the number of screens, but the bottom line remains – exhibitors need product to fill seats. With average studio movie budgets increasing, plus prints and advertising costs on the rise, it is even more unlikely that the major studios will be able to meet demand with their traditional fare, thus the opportunity for low to modestly budgeted independent films. The global screen count according to the Baskerville report cited above, will slip slightly to 162,000 over the same decade. The top-10 countries have about 80% of the world's screens. (Statistics in the paragraph from the above-cited Baskerville report and the National Association of Theatre Owners Annual).

In 2000, the VHS videocassette began a precipitous slide in both sales and rental. But the explosive success of DVD more than made up for the slack, particularly on the sales front. Tom Adams, a veteran home-video analyst who runs Adams Media Research in Carmel Valley, California and publishes the Hollywood Aftermarket newsletter, projects total 2000 consumer video spending (rental and sell-through, VHS and DVD) to be up from the previous year, and he expects a healthy jump of nearly 11% in 2001, as the chart below indicates.

1999-2001
Consumer Spending, Packaged Media

	1999	2000	2001
VHS Rental Spending	$ 10,003,000	$ 9,499,000	$ 8,979,000
DVD Rental Spending	$110,000,000	$656,000,000	$ 1,871,000
VHS Sell-through Spending	$ 7,729,000	$ 7,674,000	$ 6,727,000
DVD Sell-through Spending	$ 1,508,000	$ 4,032,000	$ 6,679,000
Total Video Spending	$ 19,350,000	$ 21,861,000	$24,256,000

DVD is the fastest-growing consumer electronics format ever. The DVD Entertainment Group and the Consumer Electronics Association predict DVD player sales will hit nearly 30 million units by the end of 2001. Additional research at the end of the year 2000 showed that there were nearly 15 million DVD players in U.S. homes at that time, not including DVD-ROM drive-equipped computers, which can play DVD videos.

DVD software sales topped 185 million units in 2000. (Source for information contained in the above chart and two paragraphs: *The Hollywood Reporter*, January 9-15, 2001, pp. 4 & 87).

On the other hand, DVD hardware and software sales have recently exceeded analysts expectations. Recent reports indicate that DVD player sales in the U.S. have been about 200% head of the pace set in 1999 when about 4 million were sold. In the meantime, the London-based Baskerville Communications group, recently reported that consumer spending on DVD worldwide is expected to exceed spending on VHS by the year 2003. Baskerville estimates worldwide spending on DVD software in the year 2000 to be $9.1 billion including $4.74 billion in the U.S. compared to $31.8 billion for VHS. By 2010, however, the ratio is expected to be reversed, with worldwide spending on DVD at $64.7 billion versus $2.5 billion on VHS. By the end of the decade, Baskerville expects DVD players to be in 625 million households worldwide, including 94 million in the U.S. Currently, the DVD sell-through sector of the business is about 10 times that of the rental sector, but according to Baskerville analysts, that ratio is expected to fall to 4 to 1 by 2010 (see *Global Film: Exhibition and Distribution*; Baskerville Communications).

These changes in the marketplace in the U.S. and abroad have created an ongoing level of demand for new movies. And yet, despite this demand, the Producers have observed that the proportion of motion pictures produced and released by the major studios has declined in recent years. Based on periodic reports in the industry trade publications, this is due largely to increased studio overhead and Hollywood production costs which have driven the budgets of studio films up to an average of approximately $30 million. Independent films, conversely, have experienced a growth in both number and percentage of total films released. With budgets averaging a fraction of the major studios, independent producers have been able to turn out some films that have successfully competed with the higher-cost Hollywood films, while also offering the possibility of a higher rate of return. The majors have recognized there is profit potential in the marketing and exploitation of independent films. Not surprisingly, this has lead to a significant consolidation, whereby most all studios now own, or are affiliated with, an independent or specialty distributor. (i.e., Disney/Miramax, Paramount/Fine Line; Paramount Classics, Fox/Fox Searchlight; Sony/Sony Pictures Classics; Screen Gems, Universal/USA films — formerly October + Gramercy). Traditionally, as much as 50% of major/studio releases are of independently produced films. Thus, the opportunity for the LLC's Film is to produce a quality motion picture that will be acquired for distribution by a major studio/distributor or specialty distributor affiliate or finally by one or more independent distributors such as the member companies of the American Film Marketing Association (see "RISK FACTORS").

The Manager and LLC Management

The individual Producer Sunny Kohli, a resident of Orange County, California is serving as the Manager for the LLC. Mr. Kohli has assembled an experienced group of filmmakers for the specific purpose of bringing *High Risk* to the screen (see "DESCRIPTION OF BUSINESS–People of Silverstar Studios, LLC"). Once elected, the Manager will enjoy a protected status, in that it cannot be easily removed (see Article 8.8 of the LLC Operating Agreement at Exhibit "A"). The address for the Manager's base of operations in Orange County is 8001 Irvine Center Drive, Suite 1040, Irvine, California 92618; phone 949/585-0044.

The Manager will provide the LLC with his time, effort, skill and experience, and the rights to the Screenplay *High Risk*, along with all necessary office, clerical and management support. The Manager will

receive limited consideration for such contributions to the organization and management of the LLC (see "OFFERING INFORMATION--Manager and Affiliate Compensation"). It is anticipated that the Manager and its individual owner will serve in their respective capacities throughout the life of the LLC entity.

The Manager has chosen to produce an independent feature film that its management believes will afford investors a rare opportunity to become involved in the making of a low budget feature-length motion picture with worldwide appeal for sophisticated audiences. Specifically, the LLC's strategy is to produce a feature-length action/thriller with a production budget in the $1,500,000 to $5,000,000 range for exploitation in markets and media in the United States as well as, to the extent feasible, throughout the rest of the world, in order for the Members and Manager to participate in the global revenue generating prospects of a continuously growing and somewhat recession-resistant industry.

The LLC is has been formed to finance, produce and arrange for the distribution of the Picture. The Picture will be an independent feature film, meaning that it is being produced outside the Hollywood studio system. The Manager has intentionally determined to produce an independent feature film based upon the belief that such strategy offers a greater likelihood of avoiding studio interference in the creative decision-making process, and ultimately greater financial success for the LLC and its investors. Furthermore, the Manager believes that by operating outside the Hollywood studio system it will be more likely to create a Film of a unique nature and merit which would therefore have an advantage at the box office.

The LLC will be managed by the Manager, which, in turn, will have the exclusive right to exercise control of the business of the LLC. In this connection, the Manager will make all decisions of the LLC with respect to most aspects of the financing and production of the Picture, as well as certain important decisions relating to the Film's production and distribution. The Unit Holders are legally restricted from taking part in the control of the business of the LLC or in the production of the Picture and, in this regard, will have no right or authority to act for or bind the LLC. The Unit Holders will have only such rights and powers as Unit Holders as are expressly provided by the Operating Agreement (see "OPERATING AGREEMENT" at Exhibit "A").

Description of Property

Neither the LLC Manager or the LLC own any principal plants or other materially important physical properties. As noted elsewhere herein, the Manager proposes to conduct the LLC's business from leased offices at 8001 Irvine Center Drive, Suite 1040, Irvine, California 92618.

People Of Silverstar Studios, LLC

SUNNY KOHLI

Producer and Individual LLC Manager

The individual Producer Sunny Kohli is serving as the LLC Manager.

In 1983, Mr. Kohli graduated from American College of Applied Arts in London, England, with a Bachelor's degree in Business Administration. He then earned his Master's Degree in Business Administration from Pepperdine University, in Malibu, California, in 1988.

Mr. Kohli began his career (1984) in the financial services sector at American Financial Reserve Corp. where as Senior Vice President he traded currencies and metals. After trading for eight years (1992), Mr Kohli was involved in the start up and management of a natural gas utility and energy exploration company (American Environmental Resources.

His first experience in the film industry came in 1989 when he helped to arrange for the financing of the film *The Two Jakes*, starring Jack Nicholson (produced by Bob Evans).

In March of 2001, Mr. Kohli completed production on the independently produced feature film *The Courier* which was sold to the distributor Artisan. He is also involved in pre-production for his next film the action/comedy *Extreme Dating*. Mr. Kohli's long term goal is to begin producing quality independent films for a mass audience.

At age 42, Mr. Kohli resides in Laguna Beach, California.

MARK ROBERTS

Producer and Co-President of Production for Filmstar Productions, Inc.

Mark Roberts began his career in entertainment as a Universal Studios tour guide and his relationships developed at Universal led to the opportunity to serve as the Extras Casting Director on the 1986 film *The Three Amigo's*, starring Chevy Chase, Steve Martin and Martin Short. He parlayed the job into his own company, Enterprise Casting. His casting firm helped to fill the talent needs for the television shows *Empty Nest, Blossom* and *It's a Living*, along with the feature film *Communion*.

In 1990, Mr. Roberts sold Enterprise Casting to pursue his dream of producing movies. He started by creating and producing programs for a Los Angeles based televison station, KWHY (channel 22). After a few years of honing his producing skills he met Lorena David on the set of the game show Supermarket Sweep. Shortly after they met, Mr. Roberts and Ms. David formed Kingsize Entertainment and soon developed and sold their very first project as producers to Rhino Films (*Plump Fiction* – 1996). This film spoof featured an ensemble cast including Julie Brown, Sandra Bernhard, Tommy Davidson and Dan Castellaneta (the voice of Homer Simpson).

Subsequently, the Roberts/David team joined with Carlos Gallardo (producer and star of the classic independent film *El Mariachi*, later released by Columbia Pictures) to produce two additional films under the Kingsize banner, *Single Action* (1997) and the action film *Bravo* (1998). The second of these two films was directed by Lorena David. Kingsize is now operating under the name of Filmstar Productions, Inc. and the company produced two films, *Eastside* (1999) and *Poor White Trash* (2000). *Eastside* was shot in the summer of 1999 and starred Mario Lopez, from *Pacific Blue* and *Saved by the Bell*. Its distribution was handled by Artisan Video. *Poor White Trash* starred Sean Young, Jason London, William Devane and M. Emmet Walsh. Mr. Roberts currently serves as the Co-President of Production at Filmstar.

At age 36, Mr. Roberts resides in Beverly Hills.

LORENA DAVID

Producer/Director and Co-President of Production for Filmstar Productions, Inc.

Lorena David became President of Hard Core Film Productions, a student film production company while still at the University of California, San Diego. In her two years as President of that company she supervised four short films to completion and accepted an Outstanding Organization award.

Upon graduation, Ms. David took a job as line producer on the 35mm film *The Glass Chain* and co-produced the comedy pilot, *Writers Block* with Mark Roberts.

In early 1994 Ms. David and Mark Roberts formed Kingsize Entertainment. Their first project, *Plump Fiction* (1996), was a spoof of the popular Quentin Tarantino film (*Pulp Fiction*). The film enjoyed a theatrical release in the U.S. (distributed by Rhino) and was sold in other markets throughout the world. Ms. David and Mr. Roberts then worked with Garlos Gallardo (producer and star of Columbia Pictures, *El Mariachi*) directorial debut in Single Action, and also produced two television series for Spanish-language television.

Kingsize's next film *Bravo* (1998), set in Mexico, was directed by Ms. David. Kingsize is now operating under the name Filmstar Productions, Inc. In 1999, Ravi Chopra approached the production team with the film project *Eastside*, a heartfelt story of a criminal who becomes a local hero (Artisan Video). They secured Mario Lopez to star and Ms. David again directed. She next pursued and optioned Mike Addis' *Poor White Trash* (2000). The film starred Sean Young and Jason London. Ms. David is currently working on the action film project *Third Eagle*. She serves Filmstar as its Co-President of Production.

At age 33 , Ms. David resides in Los Angeles.

FILMSTAR PRODUCTIONS, INC.

Contract Film Production Company

Silverstar Productions, Inc. has contracted with Filmstar Productions to produce the film *High Risk*, in the event that at least the Minimum of the Offering Proceeds are raised.

Filmstar Productions is an independent film production company with offices in Irvine and Los Angeles. Co-Presidents of Filmstar Productions are Mark Roberts and Lorena David. Filmstar formerly operated under the name Kingsize Entertainment. Filmstar provides a complete film production package, including producer(s), director, line producer, accounting and legal. Filmstar also has its own post production facility including Avid editing and beta decks. Heading up production is executive Mark Roberts who has produced and sold several independent motion pictures including, *The Courier* (distributed by Xenon), *Poor White Trash, Eastside* and *Bravo. Eastside* obtained a limited theatrical release.

Mr. Robert's production partner is Lorena David, who also directs. Ms. David directed *The Courier* and *Eastside*. She is also at the helm of *Extreme Dating*.

Mark Roberts and Lorena David will be designated on the movie credits as "Co-Producers" with Filmstar Productions as Executive Producer.

Filmstar Productions will be providing office space, equipment, phones, administrative, legal and accounting services for this Film. Serving as executive producer, Filmstar will utilize its relationships and expertise to place the film with the best available distributor or sales agent and manage all aspects of marketing the production.

SPIRO RAZATOS

Writer/Director

Spiro Razatos first worked in the entertainment industry as a stuntman. Over the years he performed in hundreds of movies and TV shows, eventually moving into coordinating stunts and directing action sequences. The last year the Stuntman Awards were held (1968) Mr. Razatos garnered seven nominations, more than any other contender. He walked away with three awards for his stunt work. To date, he has directed more than 110 action sequences for motion pictures.

Mr. Razatos has also developed camera operating and cutting room skills. He received several Associate Producer credits and shared story credit on the feature film, *Tripwire*. He has developed and co-written two feature length screenplays, *E-Ticket* and *High Risk*.

He has directed two feature films: *Fast Getaway* for New Line, starring Corey Haim and Leo Rossi, and *Class of 1999-Part II* for Trimark, starring Sasha Mitchell and Nick Cassevetes. Additionally, Mr. Razatos directed the pilot for the TV series *Team Knight Rider* for Universal, as well as five episodes of the series. He also created and supervised the first year action sequences for the Fox and WB Network TV series *Angel*.

Most recently, Mr. Razatos coordinated the action for the upcoming Warner Bros. release, Training Day, starring Denzel Washington and Ethan Hawke following his work designing and directing the action sequences for the features, *Driven, Angel Eyes, 3000 Miles to Graceland* and *Get Carter*. On those films he worked with stars Jennifer Lopez, Sylvestor Stalone, Kurt Russell and Kevin Costner.

Mr. Razatos has committed to direct the LLC's film *High Risk*.

At age 41, Mr. Razatos resides in Stevenson Ranch, California.

Consultants

JOHN W. CONES

Attorney/Author/Lecturer
Counsel to LLC Manager

John Cones is a 57 year old securities/entertainment attorney licensed to practice in the states of California and Texas. His primary area of expertise is federal and state securities compliance for entertainment oriented business plans, limited partnership, limited liability and corporate stock offerings providing financing for feature films, Internet companies, television pilots, live stage plays, documentaries and

participated in the production of the required disclosure documents for more than 195 securities offerings. In addition, he has incorporated, licensed and counseled regarding compliance matters, a half dozen securities broker/dealer firms engaged in such offerings. Mr. Cones has lectured on film finance topics for the past 13 years throughout the United States.

He has authored four books *Film Finance and Distribution--A Dictionary of Terms* (Silman-James Press, 1992), *Film Industry Contracts* (1993) and *43 Ways to Finance Your Feature Film* (Southern Illinois University Press-Summer of 1994). The fourth book, *The Feature Film Distribution Deal--A Critical Analysis of the Single Most Important Film Industry Agreement* was released in December of 1996.

Mr. Cones is a graduate of the University of Texas at Austin (Bachelor of Science in Communications '67 and Doctor of Jurisprudence '74) and currently resides in Marina del Rey, California.

Plan of Operations

The Silverstar Studios, LLC intends to finance the production of one feature film ("Film" or "Picture") with an estimated production budget not to exceed $5,000,000 (Maximum Offering Proceeds). The Offering is a so-called mini-maxi Offering with a $1,500,000 Minimum and a $5,000,000 Maximum. The Minimum plus creative Deferments will allow the LLC to produce the Film on digital video. In the event that only the Minimum Offering Proceeds are raised, the project will be shot on digital video as opposed to film, and subsequently transferred to film (during post-production) for projection in theatres. Shooting on video requires less time to light each scene. For example, instead of spending six hours to light a scene, as it might take for film, it may only take fifteen minutes when shooting on digital video. This can result in significant savings since all the rest of the cast and crew will spend less time waiting around on the set while lighting is being completed. This change will not affect the length of the Film, nor its content. Movies shot on digital video do not have the exact visual quality of a 35mm film. Last year's Artisan Entertainment release *Chuck & Buck* was shot in this manner. Shooting on digital video will not require any significant changes in the plans for pre-production.

Deferments of some or all of the budgeted salaries of creative personnel and others providing goods or services used in the production of the Picture may be used in conjunction with the Minimum Offering proceeds. Such Deferments are not paid out of Offering Proceeds but out of the Film's revenue stream, if any (see definition of "Deferments" in the LLC Operating Agreement, Exhibit "A" and additional discussion at "Estimated Use of Proceeds"). In either case, the LLC will contract with an existing third-party film production company (Filmstar Production, Inc.) for actual production of the Film (see "People of Silverstar Studios, LLC).

It is the Manager's opinion that the Offering proceeds will satisfy the LLC's cash requirements for the next twelve months and that it will not be necessary to raise additional funds. The proposed Film is designed for release to markets and media throughout the world. The Picture is expected to receive an MPAA rating no more restrictive than "R".

The balance of this Plan of Operations provides information relating to the nature of the story told through the subject Script, the rights to the Screenplay, the details of production plans (including a timetable) and the plans for marketing and distribution of the Film. Should the Film be completed and obtain distribution, it is anticipated that the Film will generate revenue for the LLC and its Member/Investors either through a distributor advance and/or through an ongoing percentage participation in the Film's earnings in

each market and media in which it is exploited (see discussion relating to "Marketing and Distribution" below, as well as the discussion contained in "MOTION PICTURE INDUSTRY OVERVIEW").

Neither the LLC Manager or the proposed LLC is currently in any preliminary contact or discussions with, and neither has any present plans, proposals, arrangements or understandings with any representatives of the owners of any business of company regarding the possibility of any acquisition, merger or joint venture transaction.

Script Synopsis–Someone's been breaking into Novagen Pharmaceutical's high-rise . . . from outside the 50th floor.

Police officer JOHN MACINTOSH is assigned to the case and quickly finds his life consumed by the hunt. After cornering the mysterious "man in black" during a second break-in, Mac finds himself attached to the intruder as they base jump out of the window of a high rise. Although they parachute smack into the middle of a police blockade, Mac's adversary escapes.

As his investigation leads into the world of high risk rock climbers, Mac gets in hot with a female climbing instructor and his life literally gets turned upside down when he finds himself pursuing the man in black while he hang glides through the streets of downtown.

The plot thickens as the most unlikely suspects start surfacing. Mac's world becomes a thrill-a-minute chase and he won't give up even when the thief drags him through the city behind a racing pickup truck.

As he gets closer to the truth, Mac's own past secrets crop up and he starts to question who the true adversary is: the high climbing intruder or the high tech Novagen.

Screenplay Rights–The Screenplay was written and is owned by Spiro Razatos. The Screenplay was most recently registered with the U.S. Copyright Office on April 20, 1999 (under the title *High Man*). The Script has been optioned by the individual Sunny Kohli (see Option Agreement at Exhibit "H") and he will assign those rights to the LLC upon Minimum funding. The Short Form Assignment will be recorded in the U.S. Copyright Office as evidence of the transfer of rights (see Exhibit "C").

Production Strategy–In the event that at least the Minimum ($1,500,000) is raised through this Offering, the LLC will utilize the services of its contract production company (Filmstar Productions) to produce the Film and market it to prospective distributors. The production of *High Risk* will be divided into three main phases: pre-production, principal photography/production and post-production. Preparation for filming will involve selecting each member of the cast and crew, scheduling each day of production, constructing sets and costumes, and negotiating arrangements with suppliers of equipment and facilities.

In the event that only the Minimum Offering Proceeds are raised, substantial Deferments for creative personnel as reflected in the Minimum column of the "Estimated Use of Proceeds" that follows will be enacted. In addition, during the production phase, the Producers will institute a more severe limit on the number of takes and the amount of film to be used in shooting the required scenes for the motion picture. Further, during the post-production phase (again assuming only the Minimum Offering Proceeds are raised), the project will be edited on video (i.e., the film version will not be printed). The Producers do not believe that such measures will significantly impact either the length or the content of the Motion Picture.

Oftentimes filmmakers, in order to save money, will complete their film initially ONLY on video. Basically the process of actual editing remains the same; it is still done on a computer based editing system (like Avid.) The difference really is in the "finish" of the film. Will the final product be a film print for theatres or will it be a master videotape? Basically, a film print is done AFTER the video edit is finished. The print is an optional step, but a necessary one for theatrical distribution.

In order to prepare a film "print" for a theatrical 35mm projection, several additional (and expensive) steps are necessary. All of the video edits (a.k.a. cuts) must be conformed back to the original film negative. This is done by linking all of the frame and time-code tape numbers back to edge numbers that are printed along the sides of film negative. Once this is done, a film lab begins the physical process of cutting the long rolls of negative film and editing the pieces together. At this stage all optical effects (such as fade-ups and dissolves) are added to the film, copying the parameters as laid down in the video edit. When the negative is together, it is printed as an answer print, from which theatrical release prints are copied. All of these steps are taken by film labs as directed by the director and editor and based on their video edit. They are hard costs and are extremely expensive.

If a film is going straight to video and TV, most or all of these costs can be avoided. The effects and edits are simply completed on video only. The film negative never needs to be cut or conformed. Oftentimes, with independent films, the remaining part of the budget (to make film prints) has not yet been raised. However, with a completed video edit, the filmmakers can raise money by showing the tape to investors or by entering it in film festivals. Some festivals do not accept videotapes as a final format, but nearly all of them (including Sundance) determine the festival line-up based ONLY on videotapes. This puts the filmmakers in a position where they have the option to delay paying film-print costs until they know they are accepted by a festival.

Location and Logistics—Prior to the commencement of pre-production, the Film's director, Producers and cinematographer will scout locations, pre-cast and secure deals with film labs, equipment rental houses and studio/sound stages, if necessary. It is the intention of the director and Producers that *High Risk* will be shot on locations in and around Los Angeles in order to obtain the authentic look and feel necessary to support the story, as well as providing a "hook" for the eventual marketing of the Film.

Casting—While casting is important to the success of any motion picture, *High Risk* is not a "star dependent" movie. The majority of the cast will be comprised of Los Angeles area talent. As has been demonstrated in the past with other successful independent films, casting talented but relative unknowns can ultimately be a positive selling point in a marketplace saturated with overexposed and overhyped stars. Without preconceived expectations, critics, distributors, film festival goers, and ultimately audiences around the world, can "discover" the magic and charm of a picture, like *High Risk*, and make it their own. Their subsequent enthusiasm and "word of mouth" may then become a major, cost-effective tool used to market and promote the movie. Although the Manager believes the available budget, if the maximum number of LLC Units are sold, will be adequate to provide a desirable cast, no assurances can be provided that such persons can be attracted to the Picture.

Crew—The majority of below-the-line crew for *High Risk* will be selected from the capable pool of Southern California film crews.

Principal Photography and Post Production—Filming of *High Risk* is tentatively scheduled to begin approximately three months after the close of escrow and last for 3 to 6 weeks depending on the level of

funding. After principal photography is completed, the post-production phase will take place in Los Angeles. During this phase, the Producers will supervise the editing of the work print, build up the sound track, score the Film, conform the negative, add titles and optical effects and ultimately produce an answer print from which a distributor can strike release prints.

Production Schedule and Timetable—The following is the preliminary schedule of events and expenditures for *High Risk*:

Pre-production— 6.5 weeks

Active pre-production commences with the successful funding of the project. Thereupon, a skeletal staff of key personnel will begin the preparations for the production. The purpose is to organize and prepare for principal photography. Approximately 20% of the budget is used during pre-production.

To be accomplished:
Complete casting
Finalize script changes
Crew allocation
Lock in production schedule
Lock in all locations
Allocation of equipment, props, wardrobe
Begin set construction
Cast rehearsals
Begin initial publicity

Principal Photography/Production – 4 weeks

Production or principal photography begins when shooting actually starts. At this point the entire crew is employed on the film, and the cast is traveling or working according to need. Approximately 60% of the budget is used during production.

To be accomplished:
Meet each day's production needs, in terms of equipment, actors, crew, lodging, food, supplies, locations, props, effects, construction, set dressing, etc.
Set construction completed
Process film
Begin post production editing
Cut the trailer to initiate industry attention

Post-Production – 6.5 week

Post-production commences upon the completion of principal photography. Production personnel are released and equipment is turned in. During Post-Production the director cuts the film and it is readied for distribution.

To be accomplished :
Director edits the film
Edit sound

Creation and integration of visual and sound effects
Compose, record and edit score
Shoot any required pick-up shoots, or re-shoots
Re-record any necessary dialogue
Creation of main and end titles
Spot music and sound effects
Mix music, sound effects and dialogue
Color time (color correct) the film
Create answer print
Screen answer print
Screen *High Risk* for distributors

Marketing and Distribution

The Producers of *High Risk* will begin to seek distribution during pre-production since it is never too early to create a "buzz" around Hollywood. During production the Producers plan to cut a trailer that can be sent to possible distributors and other media companies to continue to garner interest. The Producers believe that the key to selling an independent film is to do so when its value is at its greatest. Typically holding off until after the project is completed is preferred, at which time the Film has hopefully captured the attention of choice distributors by timely and appropriate industry screenings and by exploiting favorable reviews at high profile festivals such as Sundance (January), the American Film Market (February), Cannes (May), Toronto (September) and Milan (October).

No two deals are alike, a statement that holds true for any business, and the motion picture industry is no exception. Following are several possible scenarios for selling an independent film.

Studio Distribution–It is possible that an independently produced feature film like *High Risk* could be acquired for distribution by a major studio/distributor. All marketing and distribution decisions are then made in-house at the studio which sends out promotional and advertising materials, arranges for screenings of the films and makes deals with domestic and foreign distributors. For the foreign markets, studios have offices around the world either singly or with other studios, to distribute their films in other countries. The studio acquires (or licenses) the copyright, which it licenses to the foreign distributor for a specific length of time. Once the studio receives its share of the box office grosses from the exhibitors, the distribution arm will charge a distribution fee that can range from 30–40%. The studio then takes the entire fixed cost of the distribution division and applies a portion of it to each film, often around 12% of the studio's share of the box office gross. They also charge for the cost of advertising and prints. Although these numbers sound high, there are some advantages to studio distribution. The studios have the ability to put 3,000 prints of one film in circulation on opening weekend. Its own channels of distribution are manifold. The studio has the financial resources to inundate television and the press with ads, and it has significant clout in getting placements for producers, directors, and actors on early-morning and late-night national interview shows.

Studio Advance, Buy-Out or Guarantee–Some independent films acquired by studios or distribution companies receive an advance or guarantee against future proceeds. *Shine* was reported by The Los Angeles Times (March 4, 1997) to have a negative cost (the negative cost of a film is defined as the total of all the various costs, charges, and expenses incurred in the acquisition and production of a motion picture, in all its aspects prior to release, that is, to produce the final negative) of $4.5 million. The film reportedly received $10 million as domestic and international advances. According to *The Hollywood Reporter* (November 14, 1996)

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Slingblade had a negative cost of $1 million and was acquired by Miramax with a $10 million guarantee. *Spitfire Grill* reportedly had a negative cost of $6.1 million and was acquired by Castle Rock for a $10 million advance. Miramax is reported to have paid $5 million for *Swingers*, a film with a reported negative cost of $2 million (*Filmmakers and Financing*).

Independent Distribution—Independent distribution is similar to studio distribution but independent companies typically release fewer movies each year (per distributor) therefore they are presumed to be able to spend more time on providing individual attention to a motion picture's release. They also have expertise in marketing films that are smaller in scale with less "marquee" value. The fee an independent distribution company takes will depend largely on their involvement in the film, how large a risk they are taking and how badly they want to distribute the film. The amount of risk is primarily related to the amount of money the distribution company pays out of its pocket. The more up-front expenses it has to assume, the greater the percentage of incoming revenues it will seek. Their distribution fees apply only to the revenues generated by the distributor's own agreement (i.e., if they are not the foreign distributor they do not share in the foreign profits). When an independent distributor acts in the same way a studio would (i.e., advance all the up front costs or prints and advertising) the distribution deal often provides for a 50/50 split of net profits between the producer and distributor. But unlike a studio, which typically deducts any distribution costs off the top or takes their 30-40% of the domestic gross box office rentals and deducts the distribution expenses from the producers' share, an independent distributor may split the distribution expenses equally between themselves and the producer.

Foreign Sales—It is common for a producer to make distribution deals with separate distributors for domestic and foreign releases. In order to reach a foreign distributor a sales agent is usually employed. A sales agent is more likely to secure a foreign distribution for a film if there is already a deal for domestic theatrical release already in place, but, as discussed in the Distribution section, a domestic theatrical release is not necessarily an indicator of a film's eventual success overseas. Sales in foreign countries center around the big three international markets: the American Film Market (AFM) held in Santa Monica, California in February, The MIF (Marche International du Film) held in Cannes, France concurrently with the Cannes International Film Festival and MIFED (Mercato Internazionale Filme e Documentario) held in Milan, Italy in October. Distributors come to these markets from around the world to view films. Sales to foreign distributors usually involve an advance against a percentage from the territory for which the sale is made.

The following chart lists the top 15 foreign territories in terms of theatrical sales, video sales and TV sales for the independent distribution entities that make up the American Film Marketing Association. The territories are ranked by company revenues and the figures are stated in millions (Source: AFMA, Data compiled through October 4, 2000 and reported in *The Hollywood Reporter* MIFED Edition, October 24-30, 2000).

1999 Rank	Territory	Theatrical Sales	Video Sales	TV Sales	Total Sales
1.	Germany & Austria	$109.2	$106.1	$263.3	$474.1
2.	Italy	$ 94.5	$ 76.0	$148.1	$318.6
3.	Spain	$ 92.6	$ 71.1	$136.1	$299.8
4.	Japan	$101.7	$ 84.4	$ 86.3	$272.4
5.	France	$ 54.6	$ 60.6	$112.8	$228.0
6.	U.K & Ireland	$ 46.1	$ 53.5	$ 75.4	$175.0

7.	Korea	$ 42.8	$ 33.2	$ 31.4	$107.4
8.	Australia/NZ	$ 16.4	$ 28.8	$ 44.3	$ 89.4
9.	Scandinavia	$ 16.6	$ 19.7	$ 34.3	$ 70.6
10.	Benelux	$ 15.7	$ 16.8	$ 3.2	$ 67.6
11.	Argentina	$ 19.4	$ 23.3	$ 22.5	$ 65.3
12.	Canada	$ 14.7	$ 14.3	$ 30.9	$ 59.9
13.	Taiwan	$ 19.4	$ 13.2	$ 17.9	$ 50.5
14.	Brazil	$ 19.2	$ 11.8	$ 15.1	$ 46.0
15.	C.I.S.	$ 13.2	$ 7.7	$ 20.0	$ 41.0
	Total Sales of Top 15	$676.1	$615.9	$1,073.6	$2,365.6
	Rest of World	$117.0	$ 85.2	$ 220.2	$422.5

Four Wall Distribution–Although not a common form of distribution, four walling is an alternative way to distribute an independent film and can be profitable. In this case a producer rents a theatre usually for a flat weekly fee. The rental fee for the theatre includes the theatre staff (manager, projectionist, ticket and concession counter salespeople). The entire box office income is paid to the producer. The producer is also responsible for the cost of the print as well as any advertising.

Rent-A-Distributor–Somewhere between turning your film over to a distributor and four-walling falls a practice known as renting-a-distributor. The producer puts up the money for all film prints and advertising and rents a distributor's in-place distribution and collection system. The producer usually pays 12.5% to 17.5% of the gross film rentals (the box office receipts received by the distributor), which is far less than a producer gives up when a distributor risks money in advances, guarantees and the cost of an advertising campaign. The producer retains control over the marketing and advertising of a campaign. The distribution company provides its internal system, which includes in-house bookers to book the film into the theatres, a bookkeeping system to keep track of the money and follow up on receivables. A major studio will typically get a much faster response from a theatre chain on an overdue account than a single producer. The "rented" distributor will often take care of preparing and shipping publicity material and film prints although the producer will typically cover the cost.

Markets–There are multiple markets and media from which a producer of a completed motion picture can seek to generate revenue. These include: domestic and foreign theatrical, the home video market, foreign and domestic pay, cable and syndicated television, network television, the newly emerging internet/broadband audience, as well as ancillary distribution to airlines, military services, educational institutions and other non-theatrical venues.

These markets and media may be handled by a single distributor or the Producers may elect to seek separate distributors who specialize in various markets and media. In the event that sufficient funding is raised, the Producers may also seek to arrange for a so-called Rent-a-Distributor deal or even engage in self-distribution. In situations other than self-distribution, the Producers plan to approach such prospective distributors with a completed or nearly completed film, thus potentially maximizing the LLC's bargaining position with respect to negotiating the terms of distribution arrangements.

High Risk is a feature film geared towards a broad audience (13 to 55 age range), and as such, targets a major segment of the movie-going public. The Producers' goal throughout all phases of the production will be to produce a top quality motion picture competitive with the best of the industry, while maintaining strict cost control. Ultimately the Producers intend to seek out and make *High Risk* known to all distributors with the

capability to market the Film with the specialized attention and care necessary to maximize its potential revenues. In order to achieve this, the Producers intend to do one or more of the following:

(1) Establish and maintain an ongoing dialogue with potential distributors throughout the Film's production and post production period;

(2) Employ the services of a producer's representative, to carefully promote and create awareness of *High Risk* with these same buyers, and ultimately make a deal or deals for the Film;

(3) Offer private screenings of the finished film to distributors;

(4) Seek to enter *High Risk* in high-profile film festivals like Cannes, Sundance, Toronto, Venice and Telluride, in order to generate positive word-of-mouth and critical "buzz":

(5) Create a teaser web site for *High Risk* (after this private placement Offering is completed) where the Manager can engage in preliminary promotional activities to build awareness for the Film, targeting both the trade and potential viewers (e.g., run trailers, interviews with actors, show behind the scenes footage and/or hold contests geared to the Film's demographic); and

(6) Enlist a sales agent or utilize the Film's producer's representative to sell the film in individual foreign and domestic markets and media, if necessary.

The Producers have allocated funds in the budget to implement some of these various marketing and publicity activities. However, there is no assurance that the Film will be accepted into any film festivals, or, that the Producers will be able to enter into any arrangement with any distribution company for the Film. In general, the risk for a distributor acquiring a property at this stage, once the Film has been completed, is greatly reduced, and, if the "buzz" generated by test screenings, film festivals and word-of-mouth is strong enough, a producer may be able to negotiate more favorable terms than under a pre-production arrangement. Conversely, if the Film makes a poor test showing, the terms are likely to be less favorable.

The terms of agreements between feature film producers and distributors vary widely depending on the perceived potential of a film and the relative bargaining strength of the parties. Customarily, a distributor will advance funds to the production company for the right to distribute its film and will agree to expend a minimum amount for prints and advertising. An advance or guarantee may range from a token fee, to an amount in excess of the entire production cost. The distributor ordinarily requires that all its advances and expenses be recouped before percentage participation monies are returned to the production company. The advertising costs plus the costs of publicity, print purchases, shipping, accounting and collecting are customarily deducted, along with a distribution fee, by the film distributor from gross film rentals. For a film such as *High Risk* the costs incurred by a distributor to market and promote the film may be equal to, or, often exceed the cost of production.

Theatrical Release Strategy—In order to generate the highest possible box office gross in the first weekend, big budget studio pictures usually rely on a blitzkrieg release strategy, with massive advertising and media spending, and often a thousand or more prints of a film in circulation. Independent or specialty films usually employ a much different model. Primary among these is the "Platform Release," whereby a film is released slowly, with a limited number of prints, in a limited number of cities, in order to build critical acclaim and word-of-mouth. As the film finds its audience base, the scope of distribution gradually expands, adding

cities and theatres to meet demand. This method is the most common for specialty theatrical film distribution and the one the Manager expects will most likely be employed for a film like *High Risk.*

Domestic Theatrical Distribution–Assuming the Minimum is achieved for the Offering and the LLC's contract production company produces the Film, the Manager plans to hold onto all distribution rights until the Picture is completed. The Manager will most likely license domestic rights to an independent or studio-affiliated specialty distributor, but if the opportunity arises, will also consider major studio/distributors. If the Manager is able to select among multiple proposals for domestic distribution arrangements, its management will consider numerous factors, including: amount of advance, if any, the distributor's reputation, the distributor's enthusiasm for the Picture, the distributor's proposed marketing campaign, print and ad commitments and the distributor's willingness to allow the Producers to contribute to the formation of the marketing campaign. In the unlikely event that the Manager has the opportunity (or are required by circumstances) to parcel out rights in domestic media to multiple distributors, the Manager will seek to maximize the value of each right in the Film. The most likely scenario for this occurrence would be if the Manager was not able to secure a theatrical release for the Picture. In such event, the Manager might still have the opportunity to license video, television and other U.S. or foreign rights to separate distributors.

Ancillary Rights–In addition to the domestic and foreign theatrical market, there are a variety of other markets and media in which a finished film may be exploited. These include: Home Video, Domestic TV (including Pay, Cable, Syndication and Network), Foreign TV and Non-theatrical — airlines, hotels, military bases and other facilities. Revenue may also be derived from rights such as the creation of books, novelization of the screenplay, published music, soundtrack albums and merchandise. The Manager will attempt to generate revenues from all ancillary rights held by the LLC (for a more detailed description of each market, see "MOTION PICTURE INDUSTRY OVERVIEW").

The Internet and Broadband Access–In addition to the above mentioned ancillary markets, there is also an exciting new distribution model emerging within the context of filmed entertainment. Technological advances such as digital satellite transmission, cable modems and DSL, all geared to high speed broadband internet access, are providing another potential avenue for audiences around the world to view their entertainment product. Already numerous well-financed online entities are actively distributing — "net-casting" — short-form archived and streaming media entertainment content over the web.

By the time *High Risk* is completed, the Producers anticipate there may be several "Net-casters" with the ability to release and distribute a theatrical quality, full-length motion picture over the internet, on a global basis, essentially by-passing traditional distributors, with their high costs and fee structure. The advantages are clear: the potential for global distribution and worldwide release, content immediately available for repeated viewings, no print costs, no shipping costs and instantly verifiable next day collections. Plus, the ability to better target the Film's potential audience, as well as run trailers and online promotion, twenty four hours a day, seven days a week, without costly network television media buys. The challenge is to get people to the site and motivate them to pay for the viewing.

Intense competition among emerging companies to establish a recognizable brand in the internet entertainment space will likely lead to increased distribution opportunities, and a new class of buyers to whom independent producers may license their product. As a result, the Producers believe that independent feature filmmakers and their investors, at least in the near-term, are likely, if they make a deal with a "net-caster," to retain greater leverage and creative control over how their films are marketed and released, and, in the process, reap higher profits from the intellectual property they create. However, given rapidly changing technological

developments and shifting consumer tastes, it is not possible to predict with any certainty, what effect, if any, this or other new distribution channels will have on potential overall revenue for feature length motion pictures.

Financing Strategy

With this production strategy in mind, the Producers for the Picture have chosen to finance the production through a limited liability company Offering. This structure offers flexibility in regard to Deferring pay to creative personnel and giving profit sharing incentives to investors. Before utilizing investor monies the Manager is required to raise the Minimum Offering Proceeds ($1,500,000). If at least the Minimum Offering amount is raised, *High Risk* upon completion, will be offered to distribution entities as a quality finished production. The production team feels this approach provides greater negotiating power and permits the Picture to compete internationally with much larger productions.

Manager Discretion Regarding Production and Distribution Matters

The Manager has reserved in the Operating Agreement the specific authority to enter into agreements on behalf of the LLC with motion picture or television studios, distributors or other third-parties pursuant to which the LLC in exchange for such studios', distributors' or other third-parties' assistance in financing, producing, distributing and/or otherwise exploiting the Picture may commit to pay such parties out of revenues generated by the Picture at a point in the Picture's revenue stream prior to the calculation of Distributable Cash. Such agreements may include but are not limited to flat fee arrangements, negative pickup deals or an outright sale of the Picture (see "OPERATING AGREEMENT" at Exhibit "A"), if in the judgment of the Manager's owner, such a sale would be in the best interest of the LLC. In addition, the Manager has reserved the right (1) to seek the most advantageous distribution agreement for the LLC's Picture, (3) to modify the budget of the LLC's Picture to adapt to changing contingencies, so long as in the judgment of the Manager such budget changes improve the LLC's ability to produce a better Picture, (3) to choose locations for shooting such movie other than the locations disclosed herein, (4) to enter into agreements on behalf of the LLC which provide that persons providing financing, rendering services or furnishing literary material or other materials or facilities in connection with the production, distribution or other exploitation of the Picture shall receive as salary or other compensation, Deferred amounts or a percentage participation in LLC revenue and (5) to make agreements with star talent to pay Deferments prior to Investor Recoupment. SUCH RELIANCE ON THE JUDGMENT AND DISCRETION OF THE MANAGER PLACES A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE MANAGER AND ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE INVESTORS CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGER AND ITS ASSOCIATES BEFORE CHOOSING TO INVEST IN THE OFFERING (see "People Of Silverstar Studios, LLC/LLC Management" above).

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SUMMARY OF THE LLC'S OPERATING AGREEMENT

The LLC's Operating Agreement ("Agreement") accompanying this Offering Circular as Exhibit "A" contains (at Article I) a glossary of terms used in the Agreement and Offering Circular. The Agreement provides at Article II for the formation of the LLC, sets forth required filings, provides for the name of the LLC, its offices and establishes its term of existence at ten (10) years. The Agreement also indicates that the individual Sunny Kohli will be designated as the LLC's Manager and that he will serve as agent for service of process. Article III of the Agreement sets forth the purposes of the LLC and establishes its power to conduct its business. Article IV of the Agreement sets forth the Unit price and describes the capital contributions of the Members and Manager. This section also establishes the Minimums and Maximum for the Offering and sets forth the Members' share of the LLC's revenue. This Article further establishes LLC policy relating to the withdrawal of capital and the payment of interest, places limits on the liability of the Manager for capital contributions and describes the creation and maintenance of capital accounts.

Article V of the Agreement provides for the allocation of the LLC's net profits and losses, for the treatment of syndications costs, establishes the LLC's accounting policy and fiscal year, sets forth certain business records that must be kept, provides for the bank deposit of LLC funds, discloses the compensation to be paid to the Manager and its affiliates and prohibits Unit holder compensation. Article VI sets for the revenue sharing ratio as between the Manager and Member/Investors. Article VII of the Agreement provides for the election of the Manager, describes the Manager's powers and authority, establishes LLC policy with regard to the Manager's time commitment to LLC affairs, allows the Manager to engage in other business activities not related to the LLC, sets a standard for possible agreements between the Manager and Members or others, designates the Manager as the LLC's Tax Matters Partner, places limits on the ability of the Manager to withdraw, provides for the indemnification of the Manager and others under specified circumstances, sets forth the rights and obligations of the Unit holders, specifies required reports to be made to Members and others, provides for the circumstances under which meetings may be called and held and describes the fiduciary nature of the relationship between the Manager and the LLC's Members.

Article VIII describes restrictions on the transfer of interests in the LLC, permits the assignment of the Manager's interest, provides for the rights and substitution of an assignee, discusses the impact of the death, disability or bankruptcy of a Unit holder, sets forth a high standard for the removal of the Manager and sets forth the circumstances under which the business of the LLC may be continued in the event of the death or incapacity of the Manager. Article IX describes the manner in which this Agreement may be amended. Article X of the Agreement provides for the dissolution, winding up and liquidation of the LLC and its assets. Article XI provides for the delivery of notices, grants a power of attorney to the individual Sunny Kohli on behalf of the Members for purposes of selecting the LLC's Manager, contains a severability provision, provides for the application of California law, provides for arbitration in the event of a dispute, limits the meaning and influence of section headings within the Agreement, makes the Agreement binding on successors, provides for written consents and agreements, contains an attorney fee provision, provides

for the waiver of certain claims, limits the use of injunction as a remedy in disputes, provides for the opportunity to cure any alleged breaches and allows for the Agreement to be executed in counterparts.

Article XII sets forth the representations of the Unit holder and also contains an indemnification provision. Appendix "A" to the LLC Operating Agreement sets forth the format pursuant to which the Member/Manager Voting Interests will be listed and Appendix "B" creates a format for setting forth the respective Member and Manager percentage interests when the LLC's Offering is closed.

OFFERING INFORMATION

Securities Being Offered

Description of Units--Units offered by means of this Offering Circular are interests in a California limited liability company. Such Units are being offered pursuant to the SEC's Regulation A and compatible state registration regulations. No Unit will be assignable or transferable (except for certain gifts or upon death) without the consent of the Manager (see Article 8.1 of the LLC Operating Agreement at Exhibit "A").

Management and Voting Rights--The rights of a Member and Manager are summarized below, but more fully described in Article III of the LLC Operating Agreement appearing at Exhibit "A" to the Offering Circular, and such rights are controlled by said Agreement, the LLC's Articles of Organization and the California limited liability statute.

Percentage Interest--For voting purposes, the percentage of a Member or Manager's interest will be set forth opposite the name of the Member or Manager (upon completion of the Offering) under the column "Member/Manager's Percentage Interest" in Appendix "A" to this Offering Circular (page A-25 at the end of the LLC Operating Agreement). In addition, with respect to allocations of Net Profits and Net Losses, the percentage of a Member or Manager's interest will also be set forth opposite the name of the Member or Manager in the designated column of Appendix "B" (page A-26 at the end of the LLC Operating Agreement), as such percentage interests may be adjusted from time to time pursuant to the terms of the LLC's Operating Agreement. Percentage Interests will be determined, unless otherwise provided in the Operating Agreement, in accordance with the relative proportions of the Capital Accounts of Members and Manager, effective as of the first day of the LLC's fiscal year but with all distributions under Article VI to be deemed to have occurred on such day immediately prior to determination of Percentage Interest of a Member or Manager (see "LLC Operating Agreement" at Exhibit "A").

Election of Manager--The election of the Manager to fill the initial position or vacancies will be by the affirmative vote of a majority in interest of the Members. Item 4(m) of the accompanying Subscription Application and Agreement provides that by completing such application and by signing it, the Prospective Purchaser is authorizing his or her vote to be cast by proxy held by the individual Sunny Kohli for the election of the Manager to fill the initial Manager position of the LLC pursuant to the California limited liability company statute (see Article 7.1 of the LLC's Operating Agreement at Exhibit "A").

Meetings--(a) Meetings of Members may be held at any place, either within or without the state of California, selected by the person or persons calling the meeting or as may be stated in or fixed in accordance with the Articles of Organization or the Operating Agreement. If no other place is stated or so fixed, all meetings will be held at the principal executive office of the LLC. (b) A meeting of the Members may be called by any Manager or by any Member or Members representing more than 50 percent of the interests of

Members for the purpose of addressing any matters on which the Members may vote. (c) Notice and other matters relating to such meetings must be accordance with the provisions of the California limited liability company statute. The scheduling of such meetings, however, must not interfere with the duties of the Manager or its owner in the production of the Film (see Article 7.13 of the LLC's Operating Agreement at Exhibit "A").

Rights of Assignee—An assignee, legal representative or successor in interest of a Unit Holder will be subject to all of the restrictions on a Unit Holder provided in the LLC Operating Agreement. An assignee of a Unit Holder's interest, or a portion thereof, who does not become a substituted Member in accordance with the provisions set forth in the LLC's Operating Agreement will have no right to an accounting of LLC transactions, to inspect the LLC'S books, or to vote on any of the matters on which a Member would be entitled to vote. Upon the giving of notice of the assignment to the other Members and the Manager, such an assignee will be entitled to receive only the share of LLC profits or other compensation by way of income, or the return of the assignor's contribution, to which the assignor would have been entitled (see Article 8.3 of the LLC's Operating Agreement at Exhibit "A").

Removal of a Manager—Due to the unique nature of the project being undertaken by the LLC, and the relationship of the Manager to such project, the Manager, once elected, enjoys a protected status. The Manager may be removed, but only for good and sufficient cause, and only by vote of 95% in number of the Members and Manager considered together at a meeting called expressly for that purpose. Any removal will be without prejudice to the rights, if any, of the Manager under any contract of employment, and if the original Manager is removed, all rights relating to the Screenplay (as contributed by the Manager to the LLC) will revert to the Manager. Upon the effectiveness of such removal, the Members may by the consent of a majority of the Unit Holders and the remaining Manager, if any, elect a successor Manager to continue the business of the LLC, or continue the business of the LLC with the remaining Manager acting in that capacity (see Article 8.8 of the LLC's Operating Agreement at Exhibit "A").

Events of Dissolution—The LLC will be dissolved at the time specified at Article 2.5 of the LLC's Operating Agreement or upon the earlier occurrence of any of the following: (a) at the time specified in the Articles of Organization; (b) upon the happening of events specified in the Articles of Organization; (c) by the vote of a majority in interest of the Members, (d) upon the occurrence of a Dissociation Event, unless the business of the LLC is continued by a vote of a majority in interest of the remaining Members within 90 days of the happening of the event, or (e) by decree of judicial dissolution pursuant to the California limited liability company statute (see Article 10.1 of the LLC Operating Agreement at Exhibit "A").

Liability—No Unit Holder will be personally liable for any of the debts, contracts or other obligations of the LLC or any of the losses thereof, except to the extent of such Unit Holder's Capital Contribution, plus such Unit Holder's share of undistributed LLC income if any. When a Unit Holder has rightfully recovered the return in whole or in part of such Unit Holder's Capital Contribution, such Unit Holder will nevertheless be liable to the LLC for a period of one year thereafter for any sum, not in excess of such return with interest, necessary to discharge such Unit Holder's liability to all creditors who extended credit or whose claim arose during the period the contribution was held by the LLC. No Unit Holder will be required to contribute any amounts to the LLC except as provided for in the LLC's Operating Agreement (see Article 7.11 of the LLC's Operating Agreement at Exhibit "A").

Comparison of LLC and Corporation—The LLC is structured to take advantage of the limited liability characteristics of a corporation, the flow-through tax aspects of a partnership and a flexible management and operational structure. An LLC is best described as a hybrid legal entity. Under state statutes,

it provides limited liability for its owners, has the ability to hold property in its own name, has the capacity to sue and be sued and is created for a limited and stated term of years. The "flow-through" tax characteristic means it is not taxed at the entity level by the IRS (i.e., its net revenues flow through the LLC entity for federal tax purposes and to the investors). Distributions paid or allocated to LLC investors are subject to the federal income tax. The state in which the LLC is created may impose a tax on LLC revenues. An LLC has more flexibility in structuring the revenue sharing arrangement (i.e., distribution of LLC profits) as between the owners and management. LLC members (owners) of a passive-investor LLC do not participate in management and their voting rights are limited to specific issues set forth in the LLC's operating agreement. Interests in an LLC may not be transferred without the consent of the members and manager, though an individual member may assign his or her right to income.

On the other hand, a regular "C" corporation may exist in perpetuity and is subject to income tax on its corporate-level net earnings. It also offers limited liability to its shareholder investors, meaning that a limitation is placed on the amount an investor of a corporation can lose resulting from a lawsuit against the corporation or other loss suffered by the corporation. The investor's liability is limited to the amount the investor or shareholder invests in the corporation, unless that amount is determined by a court to have been fraudulently insufficient. Corporate dividends are paid at the discretion of the corporation's board of directors in direct proportion to the shareholders' ownership interests. The shareholders of a corporation are generally limited to voting to elect members of the board of directors. In the absence of any provision or agreement to the contrary, corporate shares issued as part of a public/registered offering are freely transferable, thus it is possible that a liquid market may develop for such shares.

Terms of the Offering

Terms of Purchase--The purchase price for each LLC Unit ("Unit") consists of a $2,500 cash payment. The Minimum purchase per investor is **ten (10)** Units ($25,000), except that in the discretion of the Manager qualified investors may be allowed to purchase less than the Minimum Purchase. The Minimum Offering Proceeds is $1,500,000. The Maximum Offering Proceeds ("Maximum") is $5,000,000. In the event that the Minimum is not reached, the Offering Proceeds will be promptly returned to Investors with interest following the Offering's termination. In the event that the Minimum is not reached the Offering Proceeds will be promptly returned to Investors with interest following the Offering's termination.

Subscription Requirements--Each person desiring to become a Unit Holder must complete, execute, acknowledge and deliver to the Manager the executed copies of the Subscription Materials accompanying this Offering Circular. By executing the Subscription Agreement, the subscriber or Prospective Purchaser is agreeing that, if the Subscription Agreement is accepted by the Manager, such subscriber will become a Unit Holder and will be otherwise bound by the terms of the Subscription Agreement and associated Operating Agreement.

The Manager reserves the right, in its sole discretion, to reject any Prospective Purchaser's subscription in whole or in part and to allocate to any Unit Purchaser less than the number of Units applied for by such Purchaser (with a refund of any unused portion of the Unit Holder's investment). Subscriptions will be rejected for failure to conform to the requirements described in this Offering Circular, over-subscriptions to the Offering, or such other reasons as the Manager determines to be in the best interests of the project. A subscription may not be revoked, canceled or terminated by the Prospective Purchaser.

Holding of Subscription Funds—Funds received from accepted Prospective Purchasers for Units will be placed in a segregated, interest-bearing escrow account at U.S. Bank in Los Angeles (see Escrow Agreement at Exhibit "G"). It is contemplated that the Offering will Close not later than **July 15, 2002,** unless extended by the Manager in its sole discretion (by written letter to the Members), or fully subscribed at an earlier date, but in no event will the Offering extend beyond one year from the date of the Offering Circular. Investor funds will be made available to the LLC after the Minimum of $1,500,000 is raised and a development account has been opened in the name of the newly created entity. If the Minimum of $1,500,000 is not achieved by March 14, 2003, none of the Units will be sold, and all funds received as subscriptions will be promptly returned to the Subscribers in full with interest following the Offering termination. No Investor funds will be released (from the escrow account set up to hold such funds during the Offering), for use by the Manager on behalf of the LLC unless the Minimum Offering Proceeds have been secured.

Plan of Distribution of Units

The Offering—The securities (LLC Units) are being offered as a direct participation program with the Manager, its upper level management and selected SEC/NASD broker/dealer firms offering the securities on a "best efforts" basis. Neither the Manager nor its upper level management will be paid any transaction- related compensation for the sale of such Units. Broker/dealer firms will be offered commissions on Unit sales up to ten percent (10%) of the Unit purchase price, plus a due diligence fee of .5%.. The full purchase price for each Unit is payable in cash at the time of subscription. A subscription is not subject to termination by the Subscriber.

The Manager, its Affiliates, NASD broker/dealers and registered representatives are prohibited from directly or indirectly paying or awarding any fees, commissions or any other compensation to any person engaged by a potential investor for investment advice as an inducement to such advisor to advise in favor of the purchase of the Units.

Persons who assist in the sale of the Units may be deemed "Underwriters" as that term is defined in the Securities Act, and compensation received by them ma be deemed to be "Underwriter's Compensation". No provision for indemnity has been provided to such persons by the Manager on behalf of the LLC for any liabilities arising under said Act as a result of this Offering.

The Offering will continue until the earlier of: (i) the date on which the Maximum of 2000 Units have been sold and the Subscribers are accepted by the Manager; or (ii) the final termination date of the Offering, (i.e., March 14, 2003). In the event that subscriptions, do not reach the 600 Unit Minimum by March 14, 2003 the Offering will not close, and all subscriptions will be promptly returned to Subscribers in full, with interest (see "OPERATING AGREEMENT").

Subject to availability, there is no limit on the maximum number of Units that may be purchased by any Investor. However, the minimum purchase per Investor is ten (10) Units ($25,000) except that in the discretion of the Manager qualified investors may be allowed to purchase less than the Minimum Purchase.

The Units are offered subject to the right of the Manager to reject, in whole or in part, any subscription. Purchasers of Units at Closing will be admitted as Members not later than 15 days after the

release from the segregated bank escrow account of the gross proceeds of the Offering to the LLC. Offers to purchase Units will be accepted or rejected by the Manager within 30 days after their receipt and, if rejected, associated funds will be immediately returned. If the Manager rejects a subscription, the funds tendered with that subscription will be returned to the subscriber within 10 days after the rejection, along with notification of rejection and interest earned on such funds, if any.

Estimated Use of Proceeds

The Proceeds of this Offering will be used to pay the expenses associated with the organization and management of the LLC and the conduct of the Offering and to finance the production of the Picture as well as possibly a portion of the films' marketing and promotion. The table below sets forth the current estimated use of the Offering Proceeds upon the sale of the Minimum of 600 Units at $2,500 per Unit ($1,500,000) or the Maximum of 2000 Units at $2,500 per Unit ($5,000,000). A portion of the savings reflected in the Minimum column may be achieved through the use of Deferments (i.e., the delay of payment of some or a portion of the budgeted salaries or other compensation to providers of goods or services in the production of the Film. Such Deferments are not paid out of the Film's budget (i.e., the Offering Proceeds), but instead are paid out of the Film's revenue stream, if any, (i.e., the LLC's Distributable Cash), and in this instance, after Investor Recoupment. Parties agreeing to such Deferments assume the risk that they will not be paid. The amount of such Deferments do not vary with the amount of Offering Proceeds.

	Minimum[1]	Maximum[1]
LLC Operating Expense	$ 5,000	$ 15,000
Offering Expenses (not more than 15%)[2]		
Organizational [3]	$ 67,500	$ 225,000
Syndication [4]	$ 157,500	$ 525,000
TOTAL OFFERING EXPENSES (ceiling)	$ 225,000	$ 750,000
Rights/Acquisitions	$ 100,000	$ 100,000
Development Costs	$ 150,000	$ 500,000
Packaging and Talent	$ 75,000	$ 250,000
Producers Unit	$ 75,000	$ 250,000
Director	$ 75,000	$ 250,000
TOTAL ABOVE-THE-LINE	$ 475,000	$1,350,000
Production Staff	$ 67,000	$ 221,000
Production Costs	$ 63,000	$ 189,000
Set Construction	$ 65,000	$ 155,000
Set Dressing	$ 52,764	$ 88,292
Camera	$ 75,688	$ 207,064
Electric	$ 67,677	$ 103,031
Grip	$ 34,934	$ 94,802
Production Sound	$ 22,784	$ 68,352
Makeup/Hair	$ 11,920	$ 35,760

Wardrobe	$ 49,673	$ 89,019
Locations/Food	$ 76,400	$ 478,200
Transportation	$ 20,000	$ 360,000
TOTAL PRODUCTION PERIOD	$ 606,840	$2,089,520
Editorial	$ 35,900	$ 107,700
Post Production Film & Lab	$ 36,645	$ 54,935
Post Production Sound	$ 36,800	$ 95,400
Music	$ 55,000	$ 110,000
Titles/Stock Footage	$ 12,500	$ 82,500
TOTAL POST PRODUCTION	$ 176,845	$ 450,535
Total Above-the-Line	$ 475,000	$1,350,000
Total Below-the-Line	$ 606,840	$2,089,520
Total Above & Below-the-Line	$1,081,840	$3,439,520
Post Production	$ 176,845	$ 450,535
Contingency	$ 11,315	$ 344,945
FILM BUDGET TOTAL	$1,270,000	$4,235,000
GROSS OFFERING PROCEEDS	$1,500,000[1]	$5,000,000

Notes to Estimated Use of Proceeds:[1] If only the Minimum is raised ($1,500,000) the Manager intends to utilize the amounts shown in the categories listed above to pay the Offering expenses and expenses associated with acquiring rights to the Script, expenses associated with the production of the Film described herein (with Deferments), complete post-production and offer the Film to distributors. If the Maximum is raised ($5,000,000) the Manager intends to utilize the amounts shown in the categories listed above to pay Offering expenses and the expenses associated with the production of the Film described herein (without Deferments), complete post-production and offer the Film to distributors. If an amount between the Minimum and Maximum is raised, the Manager intends to exercise its discretion in determining how much to expend on the production of the Picture in each of the above listed production cost categories, and determine in what categories Deferments will be required. Such Deferments, if any, will be paid after Investor Recoupment.

[2] Offering expenses for the Offering, including broker/dealer commissions and due diligence fees, will not exceed 15% of the Gross Proceeds of the Offering, thus at least 85% of the monies raised by virtue of the Offering will contribute directly to the quality of the motion picture which ultimately appears on the screen and its marketing.

[3] Please see the definition of Organizational Expenses in the Glossary of the Operating Agreement at Exhibit "A" (see "Manager and Affiliate Compensation" at "OFFERING INFORMATION".

[4] Please see the definition of Syndication Expenses in the Glossary section of the Operating Agreement at Exhibit "A". The Manager plans to sell Units through "issuer sales" and selected SEC/NASD broker/dealer firms (see "Plan of Distribution of Units"). When Units are sold through issuer sales, offering proceeds that might otherwise have been paid as commissions to broker/dealers on broker/dealer sales will be retained by the LLC and used for LLC purposes.

5 After the Closing of the segregated interest-bearing escrow account set up by the Manager to hold Subscriber funds and until such funds are needed as described in this section, cash on hand may be temporarily invested in short-term, interest-bearing financial instruments guaranteed or insured by the United States Government or its agencies. Interest earned on the Investor funds held until Closing will be paid to the Investors.

The Estimated Use of Proceeds of the Offering is intended to reflect the Manager's best estimates of all costs of organizing the LLC, selling the limited liability company interests and producing the Picture up to and including the delivery of the required elements to the Distributor for the LLC's Film. These estimates are made at the time of the preparation of this Offering Circular and are necessarily tentative ones. Other than as stated herein, the Manager makes no representations with respect to the final cost of any items (including those specified above) relating to the production of the Picture. The Manager reserves the right to modify the budget of the LLC's Picture to adapt to changing contingencies, so long as in the judgment of the Manager such budget changes improve the LLC's ability to produce a better Picture.

Compensation of Manager and Affiliates

The following table summarizes the form and estimated amounts of compensation, fees and Percentage Participations to be paid to the Manager and its Affiliates. Such items have not been determined by arm's-length negotiations (see "OPERATING AGREEMENT"). Other than as set forth herein, in the Operating Agreement and in the Estimated Use of Proceeds section of the Offering Circular, no other compensation or remuneration in any form is to be paid to the Manager or its Affiliates.

Organization Fee	The Manager has waived any right to receive an LLC Organization Fee for services rendered in connection with the organization of the LLC.
Reimbursement of Expenses	The Manager has, and will during the course of this Offering, advance necessary funds for LLC organizational and offering expenses and the Manager will be reimbursed for such expenses out of the Gross Offering Proceeds. Such reimbursement (exclusive of broker/dealer commissions and due diligence fee) shall not exceed a ceiling equal to 3% of the Offering Proceeds, with the additional proviso that the balance, if any, of the 3% set aside to cover such expense reimbursement shall be paid to the Manager as an additional initial management fee.
Management Fee	In addition, the Manager will be paid an LLC Management fee equal to 1.5% of the Offering Proceeds.
Interest in Distributable Cash	The Manager will not have any interest in Distributable Cash until the Members achieve Recoupment (100% of their Original Invested Capital) and then the Manager will have a fifty percent (50%) interest in Distributable Cash for the balance of the life of the LLC.
Interest In Tax Items	The Manager will have no interest in LLC Losses and tax deductions for federal income tax purposes until after the Member's capital accounts have been reduced to zero.

Film Budget   The individual Manager of the LLC (Sunny Kohli) will serve as the
Items   Film's Executive Producer and will be paid an Executive Producer's fee
out of the Film's budget of $75,000.

No other compensation in any form shall be paid to the Manager, or any of its Affiliates, except as set out above. At the conclusion of the LLC, however, all property rights and ancillary rights in the Picture shall revert to and be distributed to the Manager.

Allocations and Percentage Participations

LLC Gross Revenues--The total amount of revenue received by the LLC from all sources for LLC activities, including, but not limited to, distributor advances and all distribution, exhibition and exploitation of the Picture, along with all forms of contingent compensation paid to the LLC as a result of the exploitation of the Picture in all markets and media, but not including any monies due to be paid to any co-financing entity.

Distributable Cash--All funds received by the LLC from LLC activities ("LLC Gross Revenues") minus (a) all operating expenses of the LLC, including, if any, all remaining unreimbursed offering expenses and expenses incurred by the LLC in connection with the distribution and exploitation of the Picture and the ancillary rights thereto; (b) such reserves as the Manager deems necessary in accord with good business practice to cover future LLC expenses; (c) all costs of production of the Picture which have not been supplied by the LLC, by a completion guarantor or by any pre-sales or other similar agreements (such as, for example production funds obtained through loans); (d) any deferrals or third-party percentage participations granted by the Manager for products or services provided in connection with the financing, production or distribution of the Picture; or (e) any distributions necessary to fund income tax liabilities of Members.

Member/Investor Recoupment--Percentage participation payments will be made to Members out of the Picture's revenue stream, as defined above. One Hundred percent (100%) of the LLC's Distributable Cash will be paid to the Members until such Members achieve Recoupment (i.e., specially defined as **100%** of their Original Invested Capital).

Final Percentage Participation Ratio--Subsequent to Investor Recoupment, and for the balance of the life of the LLC, the Manager and the Member/Investor group will share Distributable Cash, if any, on a 50/50 basis. The Manager plans to make quarterly distributions to Members of Distributable Cash beginning at the end of the first full calendar quarterly period following the release of the Film by the motion picture distributor. However, if in the judgment of the Manager there is an insufficient amount of Distributable Cash at the end of any given quarterly period to justify the preparation of investor checks in small amounts, such funds will be held over until sufficient amounts are available. Distributions of Distributable Cash may vary in amount depending on the amount of distributions the LLC receives from film distributors and the amounts to be deducted from such LLC Gross Revenues as per the definitions of such terms (see "OPERATING AGREEMENT--Glossary" and "RISK FACTORS").

Allocations Of Net Losses--The LLC will allocate net loss for each fiscal year one hundred percent (**100%**) among the Members until the Members' capital accounts have been reduced to zero. Thereafter all losses will be allocated to the Manager. On dissolution of the LLC, all items of income and loss will be allocated first to the Members' capital accounts as set forth below and other credits and deductions to the

Members' capital accounts will be made before final distributions are made. The LLC will make the final distributions to the Members and Manager in an amount equal to its positive capital account balances, thereby adjusting each Members' and Manager's capital account to zero.

By signing the Subscription Agreement, each Member consents to the methods described above and set forth in the Operating Agreement by which allocations of net income, net loss, tax credits and other items are made as an express condition to becoming a Member. In general, that portion of all items of income, gain, loss, deduction or credit allocable to the Members as a group for any year shall be allocated among them in the same proportion as the number of Units owned by each bears to the total number of Units issued and outstanding and owned by Members during the applicable year, unless otherwise required by law. Net income and net loss of the LLC will be allocated at the close of each fiscal year.

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MOTION PICTURE INDUSTRY OVERVIEW

This motion picture industry overview provides background information regarding the motion picture industry generally, for persons who may not be familiar with such matters. The information set forth in this overview has been prepared by the Producers of the LLC's Film, but may or may not apply to the specific project described in this Offering Circular.

General—The theatrical motion picture industry in the United States has changed substantially over the last three decades and continues to evolve rapidly. Historically, the "major studios" financed, produced and distributed the vast majority of American-made motion pictures seen by most U.S. moviegoers. During the most recent decade, many of the motion pictures released have been produced by so-called independent producers even though some of the production financing for such pictures and distribution funds have been provided by the major studio/distributors. Other independent films are distributed by so-called independent distributors (i.e., those not affiliated with the major studios).

The following general description is a simplified overview of the complex process of producing and distributing motion pictures and is intended to be an aid to investors in understanding the motion picture business. This overview does not describe what will necessarily occur in the case of any particular motion picture.

Production of Motion Pictures—During the film-making process, which may take approximately 12 to 24 months from the start of the development phase to theatrical release, a film progresses through several stages. The four general stages of motion picture production are development, pre-production, principal photography and post-production. A brief summary of each of the four general movie production stages follows:

Development—In the development stage, underlying literary material for a motion picture project is acquired, either outright, through an option to acquire such rights or by engaging a writer to create original literary material. If the literary material is not in script form, a writer must be engaged to create a script. The script must be sufficiently detailed to provide the production company and others participating in the financing of a motion picture with enough information to estimate the cost of producing the motion picture. Projects in development often do not become completed motion pictures.

Pre-Production—During the pre-production stage, the production company usually selects a director, actors and actresses, prepares a budget and secures the necessary financing. In cases involving unique or desired talent, commitments must be made to keep performers available for the picture. Some pre-production activities may occur during development.

Principal Photography—Principal photography is the process of filming a motion picture and is the most costly stage of the production of a motion picture. Principal photography may take twelve weeks or

more to complete for some projects. Bad weather at locations, the illness of a cast or crew member, disputes with local authorities or labor unions, a director's or producer's decision to re-shoot scenes for artistic reasons and other often unpredictable events can seriously delay the scheduled completion of principal photography and substantially increase its costs. Once a motion picture reaches the principal photography stage, it usually will be completed.

Post-Production--During the post-production stage, the editing of the raw footage and the scoring and mixing of dialogue, music and sound effects tracks take place, and master printing elements are prepared.

Distribution of Motion Pictures--Motion picture revenue is derived from the worldwide licensing of a motion picture in some or all of the following media: (a) theatrical exhibition; (b) non-theatrical exhibition (viewing in airplanes, hotels, military bases and other facilities); (c) pay television systems for delivery to television receivers by means of cable, over-the-air and satellite delivery systems; (d) commercial television networks; (e) local commercial television stations and (f) reproduction on video cassettes (and video discs) for home video use. Revenue is also derived from licensing "ancillary rights" to a motion picture for the creation of books, published music, soundtrack albums and merchandise. A picture is not always sold in all of these markets or media.

The timing of revenues received from the various sources varies from film to film (see release sequence chart below). Typically, theatrical receipts from United States distribution are received approximately 90% in the first twelve months after a film is first exhibited and 10% in the second twelve months. Theatrical receipts from the rest of the world are typically received 40% in the first year following initial theatrical release, 50% in the second year and 10% in the third year. Home video royalties are typically received 80% in the first year following theatrical release and 20% in later years. Pay and cable license fees are typically received 65% in the third year, 25% in the fourth year and 10% in the fifth year following theatrical release. The majority of syndicated domestic television receipts are typically received in the fourth, fifth and sixth years after theatrical release if there are no network television licenses and the sixth, seventh and eighth years if there are network licenses. The markets for film products have been undergoing rapid changes due to technological and other innovations. As a consequence, the sources of revenues available have been changing rapidly and the relative importance of the various markets as well as the timing of such revenues has also changed and can be expected to continue to change.

The release sequence chart below does not consider the potential revenue from a movie sound track album, merchandising possibilities or its value as part of a film library.

Feature Film Release Sequence--Movie release sequences are a function of the marketplace and to some extent the prerogative of individual distributors, thus release sequences change from time to time, as new delivery technology is introduced and may vary with specific films. As a result of the different time periods during which movies are exhibited and/or viewed in various markets and media, the revenue stream generated by a given movie may typically continue for seven (7) years or more.

In the sample release sequence provided on the following page, all but home video, network television, the presentation of classic pictures on pay television and television syndication are completed by the end of year two, thus the great percentage of the revenue generated by movies comes during and immediately after the earlier windows, assuming payments are made promptly. Also, the percentages of

revenue generated by each market vary from year to year (e.g., foreign as been growing in recent years relative to domestic theatrical).

Years of Movie Release

	1	2	3	4	5	6	7
Domestic Theatrical	‖‖‖‖‖						
Pay Per View	‖‖‖‖‖‖						
Foreign Theatrical	‖‖‖‖‖‖‖‖‖‖‖						
Home Video	‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖						
Pay Television		+++++		++++++++			
Foreign Television		++++++++++++++++++++++++++++++++++++					
Network TV			++++++++++++				
TV Syndication				+++++++++++++			

Legend: Windows with open-ended time periods ‖‖‖‖‖‖‖‖
           Windows with exclusive runs   ++++

Sources: LINK Resources, *Off-Hollywood & Entertainment Industry Economics*, 2nd Edition.

The following is a brief summary of each of the sources of revenue of motion pictures and the distribution/licensing process associated with such sources:

United States Theatrical Distribution--In recent years, United States theatrical exhibition has generated a declining percentage of the total income earned by most pictures, largely because of the increasing importance of cable and pay television, home video and other ancillary markets. Nevertheless, the total revenues generated in the United States theatrical market are still substantial and are still likely to account for a large percentage of revenues for a particular film. In addition, performance in the United States theatrical market generally also has a profound effect on the value of the picture in other media and markets.

Motion pictures may be distributed to theatrical markets through branch offices. Theatrical distribution requires the commitment of substantial funds in addition to a motion picture's negative cost. The distributor must arrange financing and personnel to: (a) create the motion picture's advertising campaign and distribution plan; (b) disseminate advertising, publicity and promotional material by means of magazines, newspapers, trailers ("coming attractions") and television; (c) duplicate and distribute prints of the motion picture; (d) "book" the motion picture in theatres; and (e) collect from exhibitors the distributor's

share of the box office receipts from the motion picture. A distributor must carefully monitor the theatres to which it licenses its picture to ensure that the exhibitor keeps only the amounts to which it is entitled by contract and promptly pays all amounts due to the distributor. Distributors will sometimes reach negotiated settlements with exhibitors as to the amounts to be paid and such settlements may relate to amounts due for several pictures.

For a picture's initial theatrical release, a United States theatre exhibitor will usually pay to a distributor a percentage of box office receipts which is negotiated based on the expected appeal of the motion picture and the stature of the distributor. The negotiated percentage of box office receipts remitted to the distributor is generally known as "film rentals" and is typically characterized in distribution agreements as a portion of the distributor's "gross receipts". Such gross receipts customarily diminish during the course of a picture's theatrical run. Typically, the distributor's share of total box office receipts over the entire initial theatrical release period will average between 25 to 60 percent depending on the distributor; the exhibitor will retain the remaining 75 to 40 percent (Source: *The Feature Film Distribution Deal*, by John W. Cones, Southern Illinois University Press, 1997). The exhibitor will also retain all receipts from the sale of food and drinks at the theatre (concessions). Occasionally, an exhibitor will pay to the distributor a flat fee or percentage of box office receipts against a guaranteed amount. Pay television and new home entertainment equipment (such as video games, computers and video cassette players) offer a more general competitive alternative to motion picture theatrical exhibition of feature films.

Major film distributors are often granted the right to license exhibition of a film in perpetuity, and normally have the responsibility for advertising and supplying prints and other materials to the exhibitors. Under some arrangements, the distributor retains a distribution fee from the gross receipts, which averages approximately 33% of the film's gross receipts (again, see *The Feature Film Distribution Deal*) and recoups the costs incurred in distributing the film. The principal costs incurred are the cost of duplicating the negative into prints for actual exhibition and advertising of the motion picture. The distribution deal usually provides that the parties providing the financing are then entitled to recover the cost of producing the film. However, bank financed productions will typically require that the bank be paid back its principal, interest and fees out of first monies to the distributor.

Expenses incurred in distributing a motion picture are substantial and vary depending on many factors. These factors include the initial response by the public to the motion picture, the nature of its advertising campaign, the pattern of its release (e.g., the number of theatres booked and the length of time that a motion picture is in release). The amount film distributors spend on prints and advertising is generally left to the discretion of the distributor. In some instances, however, the producer may negotiate minimum expenditures or ceilings on such items.

Foreign Theatrical Distribution—While the value of the foreign theatrical market varies due to currency exchange rate fluctuations and the political conditions in the world or specific territories, it continues to provide a significant source of revenue for theatrical distribution. Due to the fact that this market is comprised of a multiplicity of countries and, in some cases, requires the making of foreign language versions, the distribution pattern stretches over a longer period of time than does exploitation of a film in the United States theatrical market. Major studio/distributors usually distribute motion pictures in foreign countries through local entities. These local entities generally will be either wholly-owned by the distributor, a joint venture between the distributor and another motion picture company or an independent agent or sub-distributor. Such local entities may also distribute motion pictures of other producers, including other major studios. Film rental agreements with foreign exhibitors take a number of different

forms, but they typically provide for payment to a distributor of a fixed percentage of box office receipts or a flat amount. Risks associated with foreign distribution include fluctuations in currency values and government restrictions or quotas on the percentage of receipts which may be paid to the distributor, the remittance of funds to the United States and the importation of motion pictures into a foreign country.

Home Video Rights--Since its inception, the home video market in the United States has experienced substantial growth in the last decade, although leveling off and even decreasing somewhat in the most recent years. Certain foreign territories, particularly Europe, have seen an increased utilization of home video units due to the relative lack of diversified television programming, although those circumstances have been changing also. Consequently, sales of video cassettes have increased in such markets in recent years. Although growth in this area may be reduced because of an increase in television programming in such foreign territories, receipts from home video or DVD in these markets can be expected to continue to be significant.

Films are generally released on home video six to nine months after initial domestic theatrical release of the picture, but before the exhibition of the picture on cable/pay or network television.

United States Television Distribution--Television rights in the United States are generally licensed first to pay television for an exhibition period following home video release, thereafter to network television for an exhibition period, then to pay television again, and finally syndicated to independent stations. Therefore, the owner of a film may receive payments resulting from television licenses over a period of six years or more.

Cable and Pay Television--Pay television rights include rights granted to cable, direct broadcast satellite, microwave, pay per view and other services paid for by subscribers. Cable and pay television networks usually license pictures for initial exhibition commencing six to twelve months after initial domestic theatrical release, as well as for subsequent showings. Pay television services such as Home Box Office, Inc. ("HBO") and Showtime/The Movie Channel, Inc. ("Showtime") have entered into output contracts with one or more major production companies on an exclusive or non-exclusive basis to assure themselves a continuous supply of motion picture programming. Some pay television services have required exclusivity as a precondition to such contracts.

The pay television market is characterized by a large number of sellers and few buyers. However, the number of motion pictures utilized by these buyers is significantly large and a great majority of motion pictures which receive theatrical exhibition in the United States are, in fact, shown on pay television.

Network Television--In the United States, broadcast network rights are granted to ABC, CBS, NBC or other entities formed to distribute programming to a large group of stations. The commercial television networks in the United States license motion pictures for a limited number of exhibitions during a period that usually commences two to three years after a motion picture's initial theatrical release. During recent years, only a small percentage of motion pictures have been licensed to network television, and the fees paid for such motion pictures have declined. This decline is generally attributed to the growth of the pay television and home video markets, and the ability of commercial television networks to produce and acquire made-for-television motion pictures at a lower cost than license fees previously paid for theatrical motion pictures.

Television Syndication—Distributors also license the right to broadcast a motion picture on local, commercial television stations in the United States, usually for a period commencing five years after initial theatrical release of the motion picture, but earlier if the producer has not entered into a commercial television network license. This activity, known as "syndication," has become an important source of revenues as the number of, and competition for, programming among local television stations has increased.

Foreign Television Syndication—Motion pictures are now being licensed in the foreign television market in a manner similar to that in the United States. The number of foreign television stations as well as the modes of transmission (i.e., pay, cable, network, satellite, etc.), have been expanding rapidly, and the value of such markets has been likewise increasing and should continue to expand.

Producers may license motion pictures to foreign television stations during the same period they license such motion pictures to television stations in the United States; however, governmental restrictions and the timing of the initial foreign theatrical release of the motion pictures in the territory may delay the exhibition of such motion pictures in such territory.

Non-Theatrical Distribution—In addition to the markets and media discussed above, the owner of a film may also be able to license the rights for non-theatrical uses to specialized distributors who, in turn, make the film available to airlines, hotels, schools, off-shore oil rigs, public libraries, prisons, community groups, the armed forces and ships at sea.

The Internet and Broadband Access—Recent technological advances such as digital satellite transmission, cable modems and DSL, all geared to high speed broadband internet access, provide another potential revenue source for feature films. In the near future, there may be several "Net-casters" with the ability to release and distribute a theatrical quality, full-length motion picture over the internet, on a global basis, essentially by-passing traditional distributors, with their high costs and fee structure.

Relicensing—The collective retained rights in a group of previously produced motion pictures is often a key asset, as such pictures may be relicensed in the pay and commercial television, home video and non-theatrical markets, and occasionally may be re-released for theatrical exhibition.

Although no one can be certain of the value of these rights, certain older films retain considerable popularity, and may be relicensed for theatrical or television exhibition. New technologies brought about by the continuing improvements in electronics may also give rise to new forms of exhibition which will develop value in the future.

Other Ancillary Markets—A distributor may earn revenues from other ancillary sources, unless the necessary exploitation rights in the underlying literary property have been retained by writers, talent, composers or other third parties. The right to use the images of characters in a motion picture may be licensed for merchandising items such as toys, T-shirts and posters. Motion picture rights may also be licensed for novelizations of the screenplay, comic book versions of the screenplay and books about the making of the motion picture. The soundtrack of a motion picture may be separately licensed for soundtrack records and may generate revenue in the form of mechanical performance royalties, public performance royalties and sheet music publication royalties.

FEDERAL TAX DISCUSSION

CAUTION: NOTHING STATED IN THE DISCUSSION THAT FOLLOWS IS OR SHOULD BE CONSTRUED AS TAX ADVICE TO A PROSPECTIVE PURCHASER, INDIVIDUALLY. THE FOLLOWING DISCUSSION REPRESENTS THE BROAD VIEWS AND INTERPRETATIONS OF THE MANAGER'S TAX COUNSEL ON COMPLEX TAX MATTERS WITH WHICH THE IRS MAY NOT AGREE. PROSPECTIVE PURCHASERS SHOULD SEEK INDIVIDUAL TAX ADVICE FOR SUCH INDIVIDUAL'S UNIQUE TAX SITUATION APART FROM THE TAX CONSEQUENCES OF AN INVESTMENT IN THE LLC INTERESTS.

Introduction--The following discussion summarizes and sets forth the opinion of the Manager's tax counsel ("Tax Counsel") on the material federal income tax consequences associated with the acquisition, ownership and disposition of units of the LLC ("Units"), including an overall evaluation of investing in the LLC. The discussion is not intended, however, as a comprehensive analysis of every federal income tax consideration that may be relevant to purchasers of Units of the LLC ("Unit Holders") and the federal income tax consequences to each Unit Holder may vary. Further, the discussion does not address the state, local or foreign tax laws that could affect the LLC or the Unit Holders. Accordingly, each prospective Unit Holder should consult with his or her own tax advisor before acquiring any such Units.

The discussion contained herein is based on the Internal Revenue Code of 1988, as amended (the "Code"), existing and proposed Treasury Regulations promulgated thereunder, judicial decisions and current administrative rulings and practice. Many of the federal income tax consequences discussed below are based on statutory provisions for which no interpretive regulations have been issued or that involve factual determinations with respect to which Tax Counsel can render no opinion. Accordingly, there is no assurance that the Internal Revenue Service (the "IRS") will agree with all of the conclusions reached herein.

Summary of Tax Counsel's Opinions Regarding Tax Matters

Subject to the more extensive discussion below and assuming that there is no material change in the legal bases for such opinions or in the factual representations upon which these opinions are based, Tax Counsel furnishes the following opinions relating to the federal income tax consequences of an investment in the LLC:

1. The LLC should not be a publicly traded partnership within the meaning of Section 7704(b) of the Code;

2. Provided that the LLC is not a publicly traded partnership, the LLC will be treated as a partnership and not as an association taxable as a corporation;

3. If the LLC actually produces the Film, a Unit Holder's distributive share of LLC taxable income (other than portfolio income) will constitute passive income that could be offset by a Unit Holder's passive activity losses from other sources;

4. Subject to the possibility that the requirements of Section 706(d) of the Code are not satisfied by the LLC's convention as to the time at which it will recognize transferees as owners of Units, the recognized

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Unit Holders (including Unit Holders holding Units through nominees) will be treated as Members of the LLC from the date they become recognized holders of Units, even though not admitted as Members;

5. Provided that the advertising expenses paid by the LLC, if any, constitute reasonable compensation for services rendered or expenses incurred during the taxable year, Unit Holder's pro rata share of such expenses will be deductible by the Unit Holders subject to limitations such as the "passive loss" rules, basis and "at-risk" limitations for federal income tax purposes, as well as the Uniform Capitalization rules;

6. The LLC will be entitled to treat deductions claimed in connection with the Film as expenses incurred in the LLC's overall trade or business of producing and exploiting motion pictures subject to capitalization pursuant to Section 263A of the Code;

7. Otherwise deductible items, if any, incurred in connection with the Film (other than depreciation items) will be treated as ordinary and necessary business expenses under Code Section 162(a), again, subject to the capitalization requirements of Section 263A of the Code;

8. To the extent that Unit Holders' distributive share of the LLC's interest deductions, if any, will be subject to the limitation on deductibility imposed by the "passive loss" rules, such interest deductions will not be subject to the "investment interest" rules of Section 163(d) of the Code;

9. The LLC should be entitled to recover some or all of its investment in the Film through depreciation deductions using the income forecast method;

10. Subject to the possibility that the allocations do not comply with the requirements of Section 706(d) of the Code, the allocation of profits and losses and other income tax items in accordance with the Operating Agreement will have substantial economic effect or will be in accordance with the Unit Holders' interests in the LLC; and

11. The material federal income tax issues described above, in the aggregate, are more likely than not to be realized by a Unit Holder if litigated on the merits.

This opinion will represent the best judgment of Tax Counsel under existing statutes, judicial decisions, administrative regulations and IRS interpretations and practice. However, the opinion of Tax Counsel has no binding effect on the IRS or the courts, and the IRS may challenge positions taken by the LLC that are based on this opinion. Final disallowance of the LLC's position with respect to these or other issues could reduce the anticipated federal income tax benefits of an investment in the LLC and result in an increase in a Unit Holder's tax liability. In addition, no assurance can be given that future legislative, judicial, administrative, or regulatory changes, some of which may be applied retroactively, will not have a significant adverse effect on the opinion of Tax Counsel or the discussion that follows.

Classification as a Partnership for Federal Income Tax Purposes --The federal income tax consequences anticipated as a result of investment in the LLC will be applicable to the LLC and the Members only if the LLC is classified as a partnership and not as an association taxable as a corporation for federal income tax purposes. This question of whether an entity will be treated by the IRS for tax purposes as a partnership or as an association taxable as a corporation is not certain. The IRS has reversed its position in the area several times, and it is not possible to accurately predict the IRS' position on this issue in

the future. The IRS has promulgated the so-called "Check-the-Box" regulations that provide that if an eligible entity is domestic and has two or more members, the entity is a partnership by default, unless it elects to be treated as a corporation. Since, the LLC will not choose to be treated for tax purposes as a corporation, it may be presumed that the LLC will be treated as a partnership. No assurances can be given, however, that the IRS will not challenge the LLC's classification as a partnership for federal income tax purposes. However, based on the facts as represented, Tax Counsel has concluded and hereby provides his observation (in a non-binding manner) that even under the principles of pre-existing case law that interpreted the IRS' former classification regulations, the LLC would have been classified as a partnership rather than as an association taxable as a corporation (even without the default position of the IRS Check-the-Box regulations, and in any case, a Unit Holder, more likely than not, would prevail on the merits if such issue were litigated).

Tax Counsel bases his observation on this issue on the assumptions that the LLC will be organized as a limited partnership under the laws of the state of California; that the LLC will be organized and operated in accordance with its Operating Agreement and state law. There can be no assurance that the Manager will operate the LLC in accordance with these representations or that the rules concerning partnership classification will not be altered.

Publicly Traded Partnerships

The Omnibus Budget Reconciliation Act of 1987 (the "1987 Act") contains provisions that will produce adverse tax consequences for publicly traded partnerships. Under the 1987 Act, publicly traded partnerships that were not in existence on December 17, 1987 will be taxed as corporations (see Code §7704). The LLC was not in existence on December 17, 1987 but the term "publicly traded partnership" is defined for purposes of these new provisions as any partnership whose interests are traded on an established securities market or are readily tradeable on a secondary market or the substantial equivalent thereof. **Tax Counsel is of the opinion that the LLC will not be a publicly traded partnership under this definition because: (1) the Units will not be traded on an established securities market; (2) because the restrictions placed on transfers of Units will be exercised to prevent public trading; and (3) the representation of the Manager that its discretion should prevent the Units from being considered as readily tradable on a secondary market or the substantial equivalent thereof. Tax Counsel further opines that a Unit Holder, more likely than not, will prevail on the merits if such issue is litigated.** In reaching this conclusion, the Tax Counsel has relied on the Conference Report accompanying the 1987 Act and Note 87-75. However, it is impossible to determine the manner in which Code §7704 will be interpreted by the IRS and the courts and no assurance can be given that under such interpretations the LLC will not be a publicly traded partnership.

It would appear that the adoption of the provisions affecting publicly traded partnerships address some of the same issues as the earlier legislative proposals directed at "large" partnerships. Since the Offering Circular does not limit the number of Members to 35, the LLC would very likely be characterized as a "large partnership" under the prior legislative proposals. It is not anticipated, however, that Congress will adopt a proposal directed at "large partnerships" in the immediate future, since the "publicly traded partnership" provisions of the '87 Act address much the same concerns. **However, Tax Counsel has rendered no opinion on the possibility that future legislation may be enacted that will affect non-publicly traded "large partnerships" such as the LLC.**

Consequences of Classification

In the event that the LLC, for any reason, is treated for federal income tax purposes in any year as an association taxable as a corporation, (i) the LLC would be required to pay taxes on its taxable income including capital gains rather than there being no tax on income or capital gains at the partnership level, (ii) any available income tax credits would be taken by the LLC and would not be available as credits on the Unit Holders' personal income tax returns, (iii) losses of the LLC would not be reportable by the Unit Holders on their personal income tax returns, and (iv) any distributions to the Unit Holders would be taxable to them at ordinary income rates to the extent of earnings and profits and would not be deductible by the LLC in computing its taxable income. If, after a period of being treated as a partnership for federal income tax purposes, the LLC is then deemed to be an association taxable as a corporation for such purposes, such change in status would also result in taxable income to a Unit Holder measured by the excess, if any, of such Unit Holder's share of the liabilities of the LLC over the adjusted basis of such Unit Holder's LLC interest. The amount of such excess, if any, cannot now be estimated.

On the other hand, if the LLC is treated as a partnership for federal income tax purposes, the LLC will not be subject to federal income tax as a separate entity. Each Unit Holder will be required to report, on his or her own federal income tax return for each taxable year, his or her distributive share of LLC taxable income or loss attributable to the LLC's taxable year ending with or within such taxable year. Each Unit Holder will be subject to tax on his or her distributive share of LLC taxable income regardless of whether an actual distribution of cash or other property is made by the LLC to such Unit Holder. [Rev. Ru. 77-137, 1977-1 C.B. 178; Evans v. Commissioner, 447 F.2nd 547 (7th Cir., 1971,), aff'g. 54 T.C. 40 (1970), acq., 1978-2 C.B.2; LTR 8229034 (April 20, 1982) (original owners and assignees of publicly-traded depository receipts representing limited partnership interests treated as partners for federal income tax purposes)]. Consequently, a Unit Holder may recognize taxable income in one or more taxable years in excess of cash distributions made by the LLC. Generally, a Unit Holder will not be subject to tax on distributions of cash, except to the extent that the amount of any cash distribution exceeds the adjusted basis of the Unit Holder's interest in the LLC, as increased by his or her share of taxable income.

It is Tax Counsel's opinion that the LLC will be characterized as a partnership and not as an association taxable as a corporation and that the Unit Holders will therefore be treated as limited partners of the LLC for federal income tax purposes. Tax Counsel further opines that a Unit Holder, more likely than not, would prevail on the merits if such issue were litigated.

The LLC will provide annually to each of the Unit Holders a report of its operations and a Schedule K-1 indicating the distributive share of its taxable income or loss allocable to each Unit Holder for the taxable year. The LLC intends to maintain its books of account and will be required to report its operating results for federal income tax purposes in accordance with the accrual method of accounting. The Manager may make such elections for federal and state income tax purposes as it deems appropriate. The LLC will file a federal partnership information income tax return (Form 1065) and related statements with the IRS for each calendar year.

Limitations on Deductibility of Losses by Unit Holders

A. In General—The deduction of LLC losses by a Unit Holder is subject to a tripartite limitation. Initially, under Section 704(d) the Unit Holder's deduction for his or her distributive share of LLC loss is limited to and may not exceed his or her basis for his or her LLC interest (see discussion below). Further,

even though the loss may be allowable to a Unit Holder to the extent of that Unit Holder's basis, it is also subject to the "at risk" rules of Section 465 (see discussion below). Then, after the "at risk" rules are met, the loss is also subject to the passive loss rules of Section 469 (see discussion below). Each of the three limitations provides for a carryover of any disallowed loss. Thus, the limitations may be viewed as timing concepts more than true disallowance provisions. The limitations are applied in the following order: First the basis limitation of Section 704(d), then the "at risk" limitation, and third the passive loss limitation of Section 469.

Additionally, because the LLC will be producing a motion picture, which is tangible personal property, Section 263A requires that the costs of production be capitalized (see discussion below).

B. Basis of LLC Units--The basis of LLC interests is relevant in determining a Unit Holder's gain or loss on the sale or other disposition of an interest in the LLC, and may limit the ability of a Unit Holder to deduct losses attributable to the operations of the LLC. A Unit Holder will be entitled to deduct his or her distributive share of any LLC tax losses (if any) only to the extent of the adjusted basis in his or her LLC interest at the close of the LLC taxable year in which the loss occurs. The basis of a Unit Holder's interest in the LLC initially will equal his or her cash contribution or adjusted basis of other property contributed to the LLC in exchange for such interest. Such basis will be increased by the Unit Holder's share of certain LLC nonrecourse liabilities [determined in accordance with applicable Treasury Regulations (see discussion below) and his or her share of LLC profits] and by his or her share of the LLC's taxable income. A Unit Holder's basis for his or her LLC interest will be reduced by; (i) any decrease in such Unit Holder's share of LLC nonrecourse liabilities; (ii) the amount of cash distributions received by the Unit Holder; and (iii) such Unit Holder's share of LLC tax losses, if any.

C. "At Risk" Limitations--The "at risk" rules contained in Code Section 465 generally provide that a limited partner cannot claim his or her distributive share of the losses incurred by a partnership to the extent such losses exceed his or her amount "at risk" in the partnership activity, as determined at the close of the taxable year of the partnership. Only deductions in excess of income received from the activity in the taxable year are "losses" for these purposes, and thus a limited partner generally is entitled to claim his or her share of partnership deductions to the extent of his or her share of partnership income for a taxable year, even if the limited partner has no amount "at risk." The "at risk" rules of Code Section 465 are applicable only to individuals (including individual partners in a partnership), estates, trusts, shareholders of an "S" corporation, and certain closely-held "C" corporations in which five (5) or fewer individuals own more than fifty-percent (50%) of the stock.

A partner generally will be treated as "at risk" under Code Section 465 to the extent of; (i) the unborrowed cash and the adjusted basis of other property he or she contributes to the partnership activity; and (ii) the partner's share of amounts borrowed for use in the partnership activity if the partner is personally liable therefor or has pledged his or her property (other than property used in the partnership activity) as security for the borrowed amount. A partner will not be considered "at risk" with respect to amounts borrowed from a person who has an interest in the activity or from a person related to a person (other than the taxpayer) with an interest in the activity. For this purpose, a person whose interest in the activity is solely that of a creditor generally will not be considered to have an interest in the activity. Further, a partner will not be considered "at risk" with respect to any amounts as to which he or she is protected against loss through nonrecourse financing, guarantees, stop loss or reimbursement agreements, insurance, or other similar arrangements.

A Unit Holder should be able to include in his or her amount "at risk" his or her cash contribution to the LLC made from unborrowed funds or from proceeds of a borrowing that he or she is personally liable to repay, provided such borrowing is from a person who; (i) does not have an interest other than as creditor in the LLC; and (ii) is not related, within the meaning of Code Section 168(e)(4)(D), to a person with a non-creditor interest in the LLC (other than the Unit Holder). Although the IRS could assert that any pre-sale license agreements relating to any given Film should be treated as guarantee or stop-loss arrangements, thus causing a reduction in the Unit Holder's "at risk" amounts, any such arrangements entered into on an arms'-length basis of the type commonly used in the motion picture industry should not constitute a guarantee or stop-loss arrangement under Code Section 465, because the amounts received under such agreements would be income from the activity of exploiting the Film. Each Unit Holder should have sufficient amounts "at risk" in the LLC to deduct his or her distributive share of any tax loss that may be experienced by the LLC, to the extent of his or her cash capital contribution or the adjusted basis of property contributed to the LLC. There is a risk that the "at risk" limitations would operate to defer the deduction for advertising costs paid with borrowed funds, if funds were borrowed to pay advertising costs, which is not presently anticipated, but possible under the terms of the Operating Agreement.

LLC losses deducted by a Unit Holder will reduce his or her amount "at risk", and this reduced "at risk" amount would then be carried forward to the succeeding taxable year. The "at risk" amount will also be reduced by any cash distributions by the LLC to the Unit Holder. If deductions are suspended due to an insufficient amount "at risk", the suspended amount will be available to the Unit Holder as a deduction in subsequent taxable years subject to the "at risk" limitations. Suspended amounts will be deductible no later than the taxable year in which a Unit Holder disposes of his or her interest in the LLC. If the amount "at risk" of a Unit Holder is reduced below zero, the Unit Holder must include as income the amount of previously allowed losses to the extent of the negative amount "at risk". This recaptured amount would be taxable to the Unit Holder as ordinary income in the subject taxable year.

D. Passive Loss Limitation—Possibly the most significant change made by the Tax Reform Act of 1986 was the passive loss limitation enacted by Congress in Internal Revenue Code Section 469. Congress expressly sought to eliminate the so-called "abusive tax shelter." Section 469 accomplished Congress' intent by denying a taxpayer the use of deductions and credits generated by "passive" activities against income from other activities until the taxpayer disposes of the interest in the passive activities. The determination of whether or not an activity is "passive" is defined by the statute based on whether or not a taxpayer "materially participates" in the activity and the activity involves the conduct of a trade or business. The material participation test divides taxpayers into "active" participants and "passive" participants. The active/passive determination must be made separately for each taxpayer and for each activity in which a taxpayer participates.

To "materially participate" in an activity, a taxpayer must be involved in its operations on a sufficiently regular, continuous, and substantial basis. Definitions of the terms "regular", "continuous", and "substantial" are deferred to the regulations, which are lengthy, and far from clear. Nonetheless, it is clear that generally limited partners or holders of limited partnership interests are conclusively presumed to be not materially participating in the relevant activity, subject to certain exceptions [see Internal Revenue Code Section 469(h)(2)].

The passive activity loss rules apply to individuals, estates, and trusts. They also apply to personal service corporations [provided that more than ten-percent (10%) of the stock by value is held by the

employee—owner(s)] and closely-held C corporations that have five (5) or fewer individuals holding more that fifty-percent (50%) of the stock.

After each activity in which a taxpayer is involved is classified as either a passive or an active activity as to that taxpayer, income or loss is determined on an activity-by-activity basis. Deductions from all passive activities that exceed income from all passive activities (excluding portfolio income) may not be deducted from other income.

"Portfolio income" is a third classification of income, created by Congress (along with "active" income and "passive" income), which includes items such as interest, dividends, royalties, and gains from the sale of property held for investment. Portfolio income, expenses, gains, and losses are excluded from the determination of net income or loss from a passive activity. For example, interest income earned by LLC funds held in a bank account, or other interest bearing instrument pending use in LLC operations will be considered portfolio income, and when it is allocated, pro rata, among the Unit Holders, it will not be offsettable by "passive" deductions, even though the passive deductions are generated by the LLC.

The income and losses from "active" activities are netted. If a net loss results from an "active" activity, the loss can be deducted against any other income. Similarly, the income and losses from "passive" activities are also netted. If net income results, the passive activity limitations do not apply. However, if a net passive loss results, the loss cannot be deducted against income from any other source. Instead, such losses become suspended until a later tax year when the taxpayer has net passive income from other passive activities, or until the taxpayer disposes of his or her entire interest in the passive investment that generated the loss. A disposition that will trigger the usability of carried forward passive losses must be in the form of a fully taxable transaction, and the person acquiring the interest cannot be related to the taxpayer. Upon such a disposition, the suspended losses, which can be carried forward indefinitely, are applied first against the income resulting from the disposition, if any, and thereafter, may be applied to offset any income. A disposition of less than the entire interest in the passive activity will not be sufficient to trigger the allowance of suspended losses.

Internal Revenue Code Section 469(h)(2) states that no interest in the limited partnership as a limited partner shall be treated as an interest with respect to which a taxpayer materially participates except to the extent Treasury Regulations provide otherwise. Thus, the Code indirectly classifies a limited partner's activity as "passive" since it defines the active/passive distinction by means of material participation; however, it does permit exceptions to be created by regulation. The regulations appear to contain two such exceptions. First, Treasury Regulation Section 1.469-1T(a)(1),(5), or (6) incorporates the material participation standards of Treasury Regulation Section 1.469-5T(e)(2). Therefore, a limited partner is deemed to have materially participated if he has more than 500 hours of participation during the taxable year or possesses material participation in two other respects that do not appear applicable to the LLC. The second exception is stated in Treasury Regulation Section 1.469-5T(e)(3)(ii) for dual interest partners. Where a person holds both a limited and a general partnership interest, they are considered a dual interest partner, and the limited partnership interest will be recharacterized as a non-limited interest provided the general partnership interest is held for the entire year.

Allocation of LLC Tax Items

The allocation among the Unit Holders of the LLC's income, gains, losses, deductions and credits ("Tax Items") will be determined under the Operating Agreement except to the extent an allocation stated in

the Operating Agreement both (i) lacks "substantial economic effect," and (ii) is not in accordance with the Unit Holders' interests in the LLC, as determined under all the facts and circumstances [see Code Section 704(b)].

Treasury Regulations define the term "substantial economic effect" and describe a partner's "interest in the partnership" for purposes of Code Section 704(b) [see Treas. Reg. Section 1.704-1(b)(2)&(3)]. Under these Treasury Regulations, an allocation of partnership Tax Items to a partner generally has "economic effect" only if (i) the allocation is reflected in the partner's capital account balance and capital accounts are otherwise maintained in accordance with the tax accounting principles set forth in the regulations; (ii) liquidation proceeds are, throughout the term of the partnership, distributable in accordance with the partner's capital account balances; and (iii) any partner with a deficit capital account balance following the distribution of liquidation proceeds must restore such deficit to the partnership [see Treas. Reg. Section 1.704-1(b)(2)(ii)]. However, as discussed below, an alternative test is available concerning point (iii). The Treasury Regulations contain detailed rules relating to the maintenance of capital accounts for this purpose.

The economic effect of an allocation is deemed to be "substantial" if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners, independent of tax consequences. The economic effect of an allocation generally will not be substantial if (i) the overall tax liability of the partners for the taxable year is reduced by reason of the allocation and the overall capital account adjustments for all partners in the taxable year would be substantially the same in the absence of the allocation; or (ii) there is a strong likelihood that the initial economic effect of the allocation will be offset by one or more allocations in subsequent years and the partners' tax liability is reduced thereby [see Treas. Reg. Section 1.704-1(b)(2)(iii)(b)&(c)].

If the allocation of a partnership Tax Item does not have "substantial economic effect," the proper allocation of such item will be determined in accordance with the partner's "interest in the partnership" with respect to such item. IRC Section 704(b). Under the Treasury Regulations, the partners' "interests in the partnership" with respect to a partnership Tax Item is generally determined by examining the manner in which the partners have agreed to "share the economic benefit or burden" attributable to such item. The economic arrangement of the partners with respect to a partnership Tax Item is to be determined on the basis of all the facts and circumstances, including (i) the partners' relative capital contributions to the partnership; (ii) the interests of the partners in economic profits and losses; (iii) the interests of the partners in operating distributions; and (iv) the rights of the partners with respect to liquidating distributions [see Treas. Reg. Section 1.704-1(b)(3)].

The Operating Agreement provides for the maintenance of capital accounts in accordance with the above mentioned regulations and for the distribution of liquidation proceeds in accordance with the Unit Holder's respective capital account balances. Moreover, the Manager is required to restore a deficit in the Manager's capital account balances upon a liquidation of the LLC. Additionally, the Operating Agreement precludes any allocations to Unit Holders that will cause them to have negative capital accounts.

Section 706(d) of the Code requires that, upon transfers of a partnership interest, items of income, gain, loss, deduction or credit be allocated among the transferor and the transferee in a manner that takes into account their varying interest in the partnership during the taxable year. Section 706(c)(2)(B) of the Code provides that income or losses will be allocable for tax purposes to a partner only for the portion of the year he/she is a partner in the partnership. If a limited partner transfers the right to receive proceeds of and

distributions in the partnership, or the interest itself, then for tax purposes, the partnership will allocate its annual items of income, loss, etc. on a monthly basis for the portion of the year in which the limited partner is a member of the partnership, with respect to partnership operating income (or loss). However, extraordinary items of partnership income or loss (including the sale or other disposition of capital assets and Section 1231 property as defined under the Code) are allocated on the actual date of sale or other disposition of such property by the partnership. The allocation formula set forth in the Operating Agreement should qualify as a "reasonable" method under Treasury Regulation Section 1.706-1(c)(2)(ii).

Section 706(d) of the Code controls the determination of distributive shares when partners' interests change, and provides special rules as to certain cash basis items (including interest, taxes, payments for services or for the use of property, and other items specified in regulations prescribed by the Secretary of the Treasury). The Operating Agreement provides for transfers to be effective on the last day of a calendar month. There are also rules concerning items attributable to periods before or after the tax year of a partnership. Thus, in the event an interest were transferred, an allocation of income, gain, loss, deduction, or credit would now be governed by Section 706(d) of the Code, including any regulations promulgated thereunder.

The Operating's items of income, gain, loss, deduction and credit for a particular taxable year (with certain exceptions) will be allocable to a Unit Holder on the basis of the number of months during such taxable year that such Unit Holder is recognized under the Operating Agreement as being the owner of the Units. **Subject to the possibility that the requirements of Section 706(d) of the Code are not satisfied by the LLC's convention as to the time at which it will recognize transferees as owners of Units, it is the opinion of Tax Counsel that the recognized Unit Holders (including Unit Holders holding Units through nominees) will be treated as Members of the LLC from the date they become recognized holders of Units, even though not admitted as limited partners. It is also the opinion of Tax Counsel that a Unit Holder, more likely than not, would prevail on the merits if such issue were litigated.**

Tax Counsel is of the opinion that the allocation of profits and losses and other income tax items in accordance with the Operating Agreement will have substantial economic effect or will be deemed to have substantial economic effect, or will be in accordance with the Unit Holders' interests in the LLC, and Tax Counsel further opines that a Unit Holder, more likely than not, would prevail on the merits if such issue were litigated.

LLC Tax Deductions and Credits--The LLC is not designed to generate tax deductions for the Unit Holders, and prospective Unit Holders should not acquire Units for the purpose of sheltering income from other sources. Nevertheless, the LLC will incur expenses in connection with its business activities, many of which will result in tax deductions. The discussion below describes certain Tax Items that may be deductible for federal income tax purposes, and describes some of the issues that may be raised by the IRS in regard to such treatment.

A. **Organizational/Syndication Expenses/Manager**--Sections 195 and 709 of the Code provide that expenses paid in connection with the start up of the LLC's business and organization of the LLC may be amortized over a period of not less than sixty (60) months (beginning with the month in which the LLC begins business). If the LLC is liquidated prior to the end of the amortization period, the unamortized start-up and organizational expenses are deductible to the extent provided by Section 165 of the Code.

Section 709 also provides that no deduction may be taken for syndication fees (costs of selling) nor may syndication fees be amortized.

The Manager intends to make an election to amortize all eligible expenses over sixty (60) months pursuant to Sections 195 and 709. On May 3, 1983, the IRS adopted Treasury Regulation Section 1.709-2, which sets forth guidelines as to which expenses are eligible for amortization as organizational costs and which expenses must be capitalized as syndication costs. Pursuant to Section 709(b)(2), organizational expenses are (1) incident to the creation of the LLC; (2) chargeable to capital account; and (3) are of a character which, if expended incident to the creation of a partnership having an ascertainable life, would (but for Section 709(a), a disallowance provision of the Code) be amortized over such life.

Treasury Regulation Section 1.709-2(a) provides the following example of organizational expenses: Legal fees for services incident to the organization of the partnership, such as negotiation and preparation of a partnership agreement, and accounting fees for services incident to the organization of the partnership. Expenses incurred that come within the parameters of either start-up or organizational costs will be amortized. While the Manager intends to reasonably allocate these fees between start-up costs, organizational costs and non-deductible syndication costs, the IRS may contest such an allocation. To the extent the IRS is successful in reallocating such expenses, the LLC would not be entitled to an amortized deduction, and such expenses would have to be capitalized.

Fees are often paid to general partners of limited partnerships for services, including organization of the partnership, syndication of the partnership and management of the partnership. The fees for management of the partnership must be expressly designated as management fees for operation of the partnership, and not for services rendered in connection with the organization or syndication of the partnership. Code Section 707(c) provides that payments to a partner for services rendered to a partnership without regard to the income of the partnership shall be considered as paid to a person who is not a partner for purposes of deduction of the expense by the partnership. The Treasury Regulations specify that such deductions are subject to meeting the requirements of Code Section 162(a) concerning ordinary and necessary business expenses and Code Section 263 concerning capitalization. At least one case has held that where management fees were credited to the general partner's account and duties performed were within the primary purpose of the partnership, that at a time when no profit was being generated, such fees were not payments under Code Section 707(a) and therefore the management fees were not deductible to the partnership (see Pratt v. Comm's 550 F.2d 1023 (1977). However, Revenue Ruling 81-300 states that guaranteed payments of reasonable fees for Code Section 707(c) purposes, are not limited to fixed amounts.

Generally a partnership agreement would need to segregate fees payable to the general partner into separate components of organization (which would be capitalized and amortized), syndication (which would be capitalized), and management. The management fees would have to be reasonable in order to be currently deductible by the partnership provided also that they are ordinary and necessary expenses incurred while carrying on the business of the partnership and not expenditures attributable to the acquisition of capital assets, or required to be capitalized pursuant to IRC 263A.

In such circumstances the IRS may attempt to classify some or all of such payments as being excessive, attributable to the acquisition of capital assets, or a partnership distribution of income. If the IRS were to prevail in one of these positions, the partnership would be unable to sustain the deduction. In any year in which such fees are paid, the disallowance of the deductibility of such fees would result in a

proportional increase in the taxable income of the limited partners from the partnership with no associated increase in cash flow with which to pay any resulting increase in tax liabilities.

The Manager of the LLC has waived any right to be paid a management fee for its management activities relating to the LLC, thus these rules are not applicable in the case of the LLC.

B. Advertising Costs--The LLC may pay for certain advertising expenses in connection with the distribution of the Film. The LLC will capitalize to the cost of the Film all pre-release advertising paid by it and will expense all advertising incurred by it after release of the Film. Ordinary and necessary business expenses paid or incurred during the taxable year in carrying on a trade or business generally are deductible under Code Section 162(a). Advertising expenses are specifically listed in the Treasury Regulations as an example of an ordinary and necessary business expense. [Treas. Reg. Section 1.162-1(a)]. In addition, it is well settled that currently deductible advertising expenses may include reasonable payments for services rendered and expenditures that create benefits extending beyond the taxable year, as long as such expenditures are made to promote the taxpayer's existing business and do not create or enhance a distinct asset or property interest of the taxpayer apart from the asset with respect to which the expense is incurred [see, e.g., Briarcliff Candy Corporation v. Commissioner, 475 F.2d 775 (2d Cir. 1973); Rev. Rul. 68-561, 1968-2 C.B. 117; Colorado Springs National Bank v. United States, 505 F.2d 1185 (10th Cir. 1974); E.H. Sheldon & Co. v. Commissioner, 214 F.2d 655 (6th Cir. 1954)]. No assurance can be given that the IRS will not challenge the amount deducted by the LLC as advertising expenses, if any. **However, provided that the advertising expenses paid by the LLC constitute reasonable compensation for services rendered or expenses incurred during the taxable year, Tax Counsel is of the opinion that such expenses will be deductible by the LLC for federal income tax purposes. Tax Counsel further opines that a Unit Holder, more likely than not, would prevail on the merits if such issue were litigated.**

C. Cost Recovery of the LLC's Film--The LLC will be required to recover its costs relating to the production of the Film under an appropriate method of cost recovery, such as the income forecast method of depreciation or the Safe Harbor Rule of Revenue Procedure 88-62 (see discussion below). This is mandated by Section 263A of the Code.

D. Uniform Capitalization Rules and Cost Recovery--Section 263A of the Code, added by the 1986 Act, introduced a new set of "uniform capitalization" rules for inventory, construction and development costs. These rules generally apply to individuals, corporations and partnerships. Subject to limited exceptions, Section 263A requires that all costs that are incurred with respect to real or tangible personal property that is produced, or property which is acquired for resale, are to be capitalized with respect to such property, and not currently expensed.

These rules generally provide that allocable costs attributable to inventory must be included in inventory costs, and in the case of any other property, must be capitalized. These costs include "direct" costs such as material and labor and "indirect" costs such as equipment repair, rental of equipment and facilities, taxes (otherwise deductible under Section 164 of the Code), depreciation, amortization and cost recovery, administrative costs (excluding costs of selling or any return on capital), compensation paid to officers attributable to services performed in connection with particular activities (excluding any cost of selling), and insurance [see Temp. Reg. Section 1.263A-1T(b)]. However, certain costs are not required to be capitalized under these new rules, including marketing, selling, advertising and distribution expenses.

The LLC anticipates producing a feature film, and this would be considered tangible personal property produced by a taxpayer [see IRC Section 263A(b)(1)]. Consequently, costs associated with the production of the Film would have to be capitalized and recovered through the appropriate method of depreciation discussed below, or alternatively, the LLC may elect the "safe harbor" provisions set forth in Notice 88-62 that provides that qualified creative costs can be deducted fifty-percent (50%) in the year paid or incurred; twenty-five percent (25%) the following year; and twenty-five percent (25%) the third year.

Most tangible property is depreciated pursuant to the Modified Accelerated Cost Recovery System ("MACRS") of Section 168 of the Code. However, certain property is excluded from Section 168. Thus, Section 168(f)(3) of the Code provides that Section 168 does not apply to "any motion picture film or video tape". Accordingly, the Film that the LLC anticipates producing would not be eligible for depreciation under either the MACRS rules of Section 168 or any other accelerated method of depreciation described in Section 167(b) of the Code, because such accelerated methods of depreciation do not apply to any motion picture film or video tape.

Films may be depreciated utilizing the straight-line method of depreciation over their useful life in a taxpayer's business. Alternatively, the legislative history of Section 167(c) states that the income forecast method of depreciation is available with respect to motion picture films and video tapes (see H.R. Rep. No. 426, 99th Cong., 2d Sess. 914-15, 1985, 1986-3, Vol. 2, C.B. 914-15).

The income forecast method requires a taxpayer to make income projections for each asset subject to the method. Under this method, the depreciation deduction allowable in any one year is computed by multiplying the cost of the asset by a fraction, the numerator of which is the projected income from the asset for the taxable year, and the denominator of which is the estimated total income to be derived from the asset during its useful life. (For a description of the income forecast method, see Rev. Rul. 60-358, 1960-2 C.B. 68, which discusses the income forecast method applied to films.)

The LLC may acquire assets that do not constitute direct and indirect costs of producing the Film. If such assets were acquired, they would be eligible for depreciation pursuant to the MACRS rules. Under the MACRS rules, as revised by the 1986 Act, the cost of eligible property is recovered over a three (3), five (5), seven (7), ten (10), fifteen (15), twenty (20), twenty-seven and one-half (27 ½), or thirty-nine (39) year period, depending upon the type of property that is placed in service. The recovery period of a particular asset depends upon the class of such property, as defined in terms of Sections 1245 and 1250 of the Code and the Asset Depreciation Range (ADR) class life (midpoint of ADR range) as of January 1, 1986. At the taxpayer's election, all depreciable property may be depreciated under the straight-line method utilizing the class life of the particular property.

Under the MACRS rules, property in the three (3), five (5), seven (7) and ten (10) year classes is recovered using the two-hundred-percent (200%) declining balance method, with a switch to the straight-line method to maximize the deduction [see Code Section 168(b)(1)]. These rules further provide that most assets (other than residential real property and non-residential real property) are assumed to be placed in service at mid-year (i.e., a mid-year convention). Thus, an asset would be entitled to a half-year of depreciation when placed in service and a half-year of depreciation when such property is disposed of or retired from service.

Under these rules, unless the safe harbor election is made, as provided in IRS Notice 88-62 (see discussion above), property acquired by the LLC that was not subject to the depreciation rules governing the

production of motion picture films and video tapes would probably be depreciated as either five (5) year property, (which class includes office machinery such as typewriters, computers, calculators, etc.), or seven (7) year property, (which class includes office furniture and fixtures).

If more than forty-percent (40%) of a year's depreciable acquisitions are placed in service during the final three months of any tax year, then non-realty assets are to be depreciated under a new "mid-quarter" convention rather than the mid-year convention. In the case of a taxable year less than twelve (12) months, property is treated as being in service for half the number of months in such taxable year. These rules may affect the amount of depreciation to which the LLC is entitled, depending upon whether the LLC places more than forty-percent (40%) of any year's depreciable acquisitions in service during the final three months of a tax year and/or if the LLC has a taxable year of less than twelve (12) months when it placed depreciable property in service.

The 1986 Act continues the provision of Section 179 of the Code under which a taxpayer (other than an estate or a trust) can elect to treat the cost of qualifying property as an expense. In the event the LLC acquired depreciable property qualifying for the Section 179 election, such election may be made at the entity level by the Manager, depending upon the facts and circumstances at the time of such acquisition.

To the extent depreciation has been taken either under IRC Section 167, the MACRS rules, or otherwise (including any expensing election under Section 179), such deductions are generally "recaptured" upon sale of an asset as ordinary income pursuant to IRC Section 1245, notwithstanding the holding period of the property or the purpose for which it was held. Accordingly, part of all of the gain recognized upon the disposition of any depreciable property acquired by the LLC may be taxed at ordinary rates, depending upon the sales price for such property and the amount of prior depreciation.

E. Investment Tax Credit--Unless another change in the law relating to this issue occurs, it is unlikely that any investment credit will be allowable to Unit Holders with regard to the Film, since the investment tax credit was repealed for films placed in service after 1985.

F. Existence of Trade or Business--Although the LLC should be entitled to treat deductions claimed in connection with the Film as expenses incurred in the LLC's overall trade or business of financing, producing, and exploiting films, the IRS may assert that otherwise deductible items (other than depreciation) incurred in connection with the Film, if any, should not be treated as ordinary and necessary business expenses under Code Section 162(a), because the LLC itself is not actively engaged in film production or distribution.

The IRS may take the position that expenses incurred prior to commencement of principal photography constitute "start-up" expenses that would be capitalized and amortized over a sixty (60) month period pursuant to Code Section 195, on the theory that such expenses are incurred to create a trade or business, prior to becoming an active trade or business. Such a position would not appear to be well founded, since the business of the LLC includes financing and production of the Film. Thus, except to the extent that expenses are subject to capitalization under the Uniform Capitalization Rules of Code Section 263A, activities of the LLC subsequent to closing will be in furtherance of the business of the LLC of financing and producing the Film, rather than to investigation or preparation for such business.

Accordingly, Tax Counsel is of the opinion that the LLC will be entitled to treat deductions, (which are otherwise deductible and not required to be capitalized under Code Section 263A, nor

qualified as depreciation deductions), claimed in connection with the Film as expenses incurred in the LLC's overall trade or business of producing and exploiting films. The above deductions incurred in connection with the Film should be treated as ordinary and necessary business expenses under Code Section 162(a), because the LLC itself is actively engaged in film finance, production, or distribution. Tax Counsel further opines that a Unit Holder, more likely than not, would prevail on the merits if such issue were litigated.

LLC Distributions--Cash distributions from the LLC (as distinguished from a Unit Holder's distributive share of LLC income described above) generally will not be taxable for federal income tax purposes. If the cash distributions to a Unit Holder from the LLC in any taxable year exceed the Unit Holder's distributive share of the income of the LLC for the same year, the excess will constitute a return of capital to the Unit Holder and reduce the basis of his or her interest in the LLC, unless such distribution is treated as received in exchange for "unrealized receivables" or "substantially appreciated inventory," as described below. Any distributions of cash to a Unit Holder in excess of his or her adjusted basis will be taxable gain to such Unit Holder.

Taxable Income May Exceed Distributions--Prospective Unit Holders should be aware that there is a substantial possibility that taxable income that is allocated to Unit Holders will exceed the cash distributed to such Unit Holders in a given taxable year. As discussed above, it is anticipated that the LLC will depreciate the cost of producing the Film under the income forecast method. As a consequence the Unit Holders may realize taxable income before they recoup their investment in the LLC.

Profit Motive and Code Section 183--In order for certain expenses to be deductible by the Unit Holders, such expenses must be incurred in a trade or business or other activity engaged in for profit. If for any reason such expenses were determined not to have been incurred in a trade or business or other activity for profit, the deductions attributable to the activity would be allowed to Unit Holders who are individuals or S corporations only to the extent permitted by Code Section 183. Pursuant to Code Section 183, all deductions that are not dependent on a profit motive (such as interest or taxes) generally would be allowable, and the balance of the deductions that would otherwise be permitted only if the activity were engaged in for profit would be allowed only to the extent of the amount that gross income from the activity exceeded the deductions that were not dependent on a profit motive.

The determination as to whether an activity constitutes an activity engaged in for profit for tax purposes is based on all the facts and circumstances and is determined at the Unit Holder, not partnership level, so the requisite intent of the Unit Holder controls this determination.

Since the test of whether an activity is deemed to be "engaged in for profit" is based on facts and circumstances that exist from time to time, no assurance can be given that the IRS will not attempt to apply Section 183 of the Code in order to disallow deductions by the Unit Holders for LLC operations. However, it is the intention of the Manager to at all times operate the LLC in a business-like manner and to create its product with the intention of generating an overall profit.

In a case involving a partnership that produced a motion picture and was thereafter challenged by the IRS on grounds that the partnership was not engaged in activities "primarily for profit", the Second Circuit Court of Appeals reversed the Tax Court, and held that traditional factors under Section 183 are to

be considered in reaching a conclusion concerning the profit motivation of a taxpayer, and not a court's impression of the prospects for the success of a film [see Jacobson v. Commissioner, 915 F.2d 832, (1990)].

The primary purpose of the LLC is to engage in the business of producing and exploiting the Film. The Manager represents that the LLC will conduct the business of producing and exploiting the Film with the objective of making a profit. **However, since the motivation of each Unit Holder can only be truly known by each Unit Holder, Tax Counsel cannot express an opinion concerning whether or not each Unit Holder will be found to have the requisite intent.**

Taxable Year of LLC--Section 706(b) of the Code requires the LLC to adopt the taxable year of the Unit Holders owning a majority interest in the LLC capital and profits. It is anticipated that the LLC will adopt a calendar taxable year under this provision. If Unit Holders who are calendar year taxpayers do not hold a majority interest in LLC capital and profits, the LLC would be required to adopt the taxable year of its "principal partners" if all such partners have the same taxable year. If there were principal partners with different taxable years, adoption of a calendar year would be required.

Limitations on Interest Deductions--To the extent that Unit Holders' distributive share of the LLC's interest deductions, if any, will be subject to the limitation on deductibility imposed by the "passive loss" rules discussed above, such interest deductions will not be subject to the "investment interest" rules of Section 163(d) of the Code. Subject to the discussion above relating to the passive loss rules, it appears that interest incurred to purchase or carry an interest in the LLC will be subject to the passive loss rules (i.e., treated as interest incurred by the LLC under such rules), but not subject to the "investment interest" limitations. However, as discussed above, Temporary Regulation Section 1.469-2T could be construed to treat the interest income of the LLC as "portfolio income" under certain circumstances.

Section 163(d) of the Code, as modified by the 1986 Act, limits the amount of "investment interest" that non-corporate taxpayers and "S" corporations may deduct for federal income tax purposes in any one year to the amount of "net investment income" of the taxpayer. However, any disallowed deduction for "investment interest" may be carried over to subsequent years. "Investment interest" is defined as interest "paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment." Under the 1986 Act, the definition of "investment interest" has been modified to include interest expenses that are either allocable to "portfolio income" under the "passive loss rules" or as interest incurred by the taxpayer to purchase or carry "property held for investment" as that term is defined in the Code section 163(d)(5).

"Net investment income" means the excess of investment income over investment expenses. "Investment income" includes income from property held for investment, gain from the disposition of property held for investment as well as "portfolio income." "Investment expenses" are defined as allowable deductions (other than for interest) that are directly connected with the production of investment income.

Under these rules, interest expenses incurred by a Unit Holder to acquire a Unit in the LLC would be subject to the passive loss rules (discussed above), and generally be considered investment interest. (If a taxpayer borrowed money to purchase an interest in a passive activity that also generated "portfolio income", then such interest expense would be investment interest to the extent the interest was attributable to the passive activity's "portfolio income".)

Pursuant to Temporary Regulation 1.163-8T(c), the current IRS position is that for purposes of "tracing" an interest expense, interest accruing on a debt is allocated to the expenditure (rather than the type of property used to secure the loan). Thus, the purpose of the loan would control the characterization of the interest expense.

These investment interest limitations may affect the deductibility of interest on funds borrowed by Unit Holders to acquire or carry LLC Interests. Further changes to the investment interest rules may occur. Prospective investors should consult with their own tax professional concerning the applicability of these rules if any such borrowing is contemplated.

Sale of LLC Property–At the time of the sale or other disposition of any property by the LLC, the LLC will realize a gain or loss equal to the difference between (a) the amount realized by the LLC at the time of such sale or disposition; and (b) the LLC's basis in the property at the time of the disposition. The amount realized by the LLC will include the sum of (i) any money received; (ii) the fair market value of any property received other than money; and (iii) the unpaid amount of any indebtedness constituting a lien on the property assumed by the transferee or subject to which the transferee accepts title to the property. In the case of a foreclosure, gain would result to the extent the amount of the debt foreclosed upon exceeds the LLC's basis in the asset subject to the lien. It is unlikely in such event that Unit Holders would receive any cash distribution to pay the tax liability incurred as a result of such foreclosure.

Any gain recognized by the LLC would be ordinary income to the extent of prior depreciation or amortization deductions claimed with respect to the property sold. The balance of the gain recognized should be long-term or short-term capital gain under Code Sections 1221 or 1231 (depending on the LLC's holding period for the property).

Section 1231 of the Code generally provides that if gains from the sale of property used in a trade or business, subject to depreciation and held for the required holding period, generally one year for property acquired after 1987, exceed a taxpayer's losses from such properties ("Section 1231 assets"), then such net gain is treated as long term capital gain. Conversely, if the gains from the sale of Section 1231 property do not exceed the losses, then the net loss is treated as ordinary loss. If "Section 1231 property" is also "Section 1245 property" (generally personal property that has been depreciated), then part or all of the gain from the disposition of such property might be characterized as ordinary income, depending upon the amount realized from the disposition of such property and the amount of prior depreciation.

At present, the maximum rate of federal income tax on net capital gains for individual taxpayers is twenty-eight-percent (28%). Net capital gain is determined by adding short term capital gains and short term capital losses separately, then subtracting one total from the other. Similarly, long term capital gains and losses are added separately, then one total is subtracted from the other. Total net gain or loss is then determined by merging the net short term gain or loss with the net long term gain or loss. Corporations pay tax on net capital gains at the regular corporate tax rate.

The rate of tax on capital gains has been the subject of considerable debate among lawmakers. This area may be one that will experience changes in the near future. It is not possible to predict with accuracy the nature of any such change.

Upon a sale or other disposition of LLC property, a Unit Holder's tax liability relative to gain on the sale may exceed cash distributions for the tax year. Moreover, part or all of such gain might be taxable as

ordinary rather than Section 1231 gain because of the Code's rules on recapture of depreciation (which are discussed above).

In the event the LLC did dispose of any Section 1231 assets, each Unit Holder's proportionate share of any such Section 1231 gains or losses incurred by such Unit Holder in that year, and his or her other Section 1231 gains or losses (if any) may be netted against similar items incurred outside the LLC. Pursuant to the Tax Reform Act of 1984, net Section 1231 gain that otherwise would be treated as long-term capital gain is, for tax years after 1984, treated as ordinary income to the extent of post-1981 Section 1231 losses in the five (5) most recent preceding taxable years.

Sale of LLC Units

A. General--Any gain or loss recognized by a Unit Holder on the sale or disposition of his or her LLC Unit(s) (provided that the Unit Holder is not deemed to be a "dealer" in partnership interests or property similar to the Film) will generally be treated as capital gain or loss, except for the portion of any gain that is attributable to the Unit Holder's share of LLC depreciation recapture and other LLC "unrealized receivable" or "substantially appreciated inventory" items, which will be treated as ordinary income, as described below. In determining the amount received on the sale or disposition of an LLC Unit, a Unit Holder must include in his or her amount realized, among other things, his or her allocable share of the outstanding amount of any LLC indebtedness. Therefore, it is possible that the gain realized on the sale or disposition of an LLC Unit may exceed the cash proceeds of such sale or disposition and, in some cases, the income taxes payable with respect to such gain may exceed such cash proceeds.

B. Unrealized Receivables/Substantially Appreciated Inventory--In the event of a sale or disposition of an LLC Unit, any portion of the proceeds of such sale or disposition attributable to the Unit Holder's share of LLC unrealized receivables or substantially appreciated inventory items ("Section 751 Property") will be taxable as ordinary income to the extent the proceeds attributable to Section 751 Property exceed the Unit Holder's basis in such property.

For these purposes, the term "inventory items" includes (i) stock in trade of the LLC; (ii) other property of a kind that would be included in inventory of the LLC; (iii) property held by the LLC primarily for sale to customers in the ordinary course of its trade or business; and (iv) any other property that would be considered property other than a capital asset or property used in a trade or business as defined by Code Section 1231. Although the matter is not free from doubt, the Film should be considered capital assets or property used in the LLC's business and not inventory items.

Even if the property of the LLC is not inventory under Code Section 751, a Unit Holder will be subject to ordinary income treatment on a sale or disposition of his or her LLC Unit to the extent of the LLC's "unrealized receivables." The term "unrealized receivables" includes "any rights (contractual or otherwise) to payment for (1) goods delivered, or to be delivered, to the extent the proceeds therefrom would be treated as amounts received from the sale or exchange of property other than a capital asset, or (2) services rendered, or to be rendered."

The LLC's unearned but expected future income from its distribution agreements ("future income") arguably should be deemed to arise from the rental or license of rights to use or exhibit motion picture films [see, Desilu Productions, Inc. v. Commissioner, 24 T.C.M. (CCH) 1695 (1965)]. Under this theory, such future income would not be an unrealized receivable under Code Section 751. However, the IRS may

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contend that the term "unrealized receivables" for these purposes includes all rights to payments that would constitute ordinary income of the LLC [see, Roth v. Commissioner, 321 F.2d 607, 611 (9th Cir. 1963) aff'g. 36 T.C. 171 (1962)]. It is impossible to predict whether and to what extent the LLC's right to receive future income will constitute an "unrealized receivable" under Code Section 751.

The term "unrealized receivables" also includes the share of LLC depreciation deductions allocable to a Unit Holder that would be subject to recapture if the depreciated LLC assets were sold for fair market value. Thus, the allocable share of all depreciation on the Film subject to recapture will be Section 751 Property to a Unit Holder on the sale or exchange of his or her LLC Unit, and could cause such Unit Holder to recognize ordinary income even if his or her Units are sold at a loss.

A transferor of any interest in a partnership whose assets include unrealized receivables or substantially appreciated inventory is required to notify the partnership of such transfer within 30 days to provide the partnership with a written statement containing the name, address and taxpayer identification number of the transferor and transferee, as well as the date of the exchange. The transferor may be subject to a penalty of $40 for each failure to notify. The LLC is separately required to file an information return with the IRS with the name and address of the transferee and transferor and such other information as is required by Treasury Regulations. The LLC must also furnish the transferee and the transferor with the name and address of the LLC and the information filed with the IRS. The LLC will be subject to a $50 penalty for each failure to file the required return or furnish the required statement to the parties, subject to an annual maximum penalty of $100,000 in each case. Complying with these rules may be very difficult. Hence, the transferring Unit Holder and the LLC could be subject to the penalties noted above.

Section 754 Election--Because of the complexities of tax accounting that would be required, the Partnership does not presently intend to file under Section 754 of the Code an election to adjust the basis of LLC property in the case of a transfer of a Unit. The effect of such an election, if made, would be that, with respect to the transferee of the Unit only, the basis of the LLC's property would be increased or decreased by the difference between the transferee's basis for his or her Unit and his or her proportional share of the LLC's adjusted basis for all LLC property. Any increase or decrease resulting from such adjustment would be allocable among the LLC's assets in accordance with rules established under the Code. After making such adjustment, the transferee's share of the adjusted basis of the LLC's property would equal the adjusted basis of his or her Unit.

If, as is presently anticipated, the LLC does not make such an election, upon a sale of LLC property subsequent to a transfer of a Unit, taxable gain or loss to the transferee of the Unit will be measured by the difference between his or her share of the gross proceeds of such sale and his or her share of the LLC's tax basis in the property (which, in the absence of a Section 754 election, will be unchanged by the transfer of the Unit to such Unit Holder), rather than by the difference between his or her share of such proceeds and the portion of the purchase price for his or her Unit that was allocable to the property. As a consequence, such transferee may be subject to tax upon a portion of the proceeds that represents as to him or her a return of capital, if the purchase price for his or her Unit exceeded his or her share of the adjusted basis for all LLC properties.

Liquidation of the Partnership--The dissolution and liquidation of the LLC will generally not result in any gain or loss being recognized by the LLC. Each Unit Holder will recognize gain to the extent that the sum of money received (which includes any decrease in a Unit Holder's share of LLC liabilities) exceeds such Unit Holder's adjusted tax basis in the LLC [see IRC Sections 731(a) and 752(b)]. Subject to the rules

concerning "unrealized receivables" and "substantially appreciated inventory items" ("Section 751 property"), such gain will be capital gain.

Capital loss will be recognized only if "money" (which includes a reduction in a Unit Holder's share of LLC liabilities) and Section 751 property are distributed, and only to the extent a Unit Holder's adjusted basis for such Unit exceeds the sum of such money (as defined above) and the basis to the Unit Holder of his or her share of Section 751 property. If the liquidating distribution includes property other than money (as defined above) and "Section 751 property", no loss will be recognized.

Where property other than money is distributed in liquidation, each Unit Holder's basis for such property received will be such Unit Holder's adjusted basis for his or her Unit in the LLC reduced by any money (as defined above) distributed to such Unit Holder. To the extent "Section 751 property" is distributed, a special allocation of a Unit Holder's basis for his or her interest in the LLC must first be made to such property, with any remaining basis allocated to other property in proportion to his or her adjusted basis to the LLC (see IRC Section 732).

The dissolution and liquidation of the LLC will generally result in each Unit Holder recognizing income only to the extent cash received in the distribution exceeds the Unit Holder's basis of his or her LLC interest. The Operating Agreement requires the liquidation of all LLC property prior to winding up the LLC and that liquidating distributions be made only in cash. Thus, the rules for distributing money, described above should govern the tax consequences upon dissolution and liquidation of the LLC.

Termination of the LLC for Tax Purposes--Code Section 708 provides that if fifty-percent (50%) or more of the capital and profits interest in a partnership are sold or exchanged within a single twelve (12) month period, the partnership will terminate for tax purposes. If the LLC should terminate for tax purposes, it would be deemed to distribute its assets to the Unit Holders and Manager who would then be deemed to contribute the assets to a new LLC. The LLC would have a new basis in its assets equal to the aggregate basis of the Manager and Unit Holders in their interests in the LLC, less any cash deemed distributed in connection with the termination. Accordingly, if the aggregate basis of the interests in the LLC is less than the LLC's aggregate basis in its assets immediately prior to the termination, the LLC's basis in its assets after the termination would be reduced correspondingly. Moreover, the LLC's basis in its assets following the termination might have to be reallocated among the various assets to reflect the relative fair market values of those assets at the time of termination.

Generally, a Unit Holder would not recognize any taxable gain or loss as a result of the deemed pro rata distribution of LLC assets incident to a termination of the LLC. A Unit Holder, however, would recognize gain to the extent that the Unit Holder's pro rata share of the LLC's cash at the date of termination exceeded the adjusted tax basis of his or her LLC Units. Also, the LLC's taxable year would terminate. If the Unit Holder's taxable year were other than the calendar year, the inclusion of more than one year of LLC income in a single taxable year of the Unit Holder could result. In the instant case, however, the Operating Agreement prohibits such transfers.

Tax Shelter Registration--Because ownership of the LLC Units is not expected to generate tax deductions in excess of LLC income, the LLC is not a "tax shelter" in the conventional sense. However, temporary Treasury Regulations promulgated by the IRS, which set forth the qualifications requiring registration of an investment denominated a "tax shelter", are very broad. Because the temporary Treasury Regulations are so

broad, the Manager may be required to register the LLC as a "tax shelter" with the IRS. If the LLC is so registered, it may increase the likelihood of audit.

If tax shelter registration is required, any Unit Holder who sells or otherwise transfers an LLC Unit must furnish the transferee with the LLC's tax shelter registration number. A transferor who fails to do so may be subject to a $100 penalty. In addition, a Unit Holder reporting any LLC Tax Item must include the tax shelter registration number on his or her tax return. A Unit Holder who fails to do so may be subject to a $250 penalty.

The Alternative Minimum Tax--Section 55 of the Code imposes an alternative minimum tax liability on individual and corporate taxpayers to the extent that the "tentative minimum tax" of such taxpayers exceeds the regular tax for the taxable year.

The alternative minimum tax for individuals is computed by multiplying by twenty-six-percent (26%) up to $175,000 of any alternative minimum taxable income in excess of the exemption and multiplying by twenty-eight-percent (28%) any alternative minimum taxable income over $175,0000 in excess of the exemption. The alternative minimum taxable income for corporations is computed by multiplying by twenty-percent (20%) any alternative minimum taxable income in excess of the exemption amount. The exemption amount, which can never be less than 0, for married individuals, filing jointly is $45,000 less twenty-five-percent (25%) of the alternative minimum taxable income in excess of $150,000; for unmarried individuals, $33,750 less twenty-five-percent (25%) of the alternative minimum taxable income in excess of $112,500; for married taxpayers filing separately, $22,500 less twenty-five-percent (25%) of the alternative minimum taxable income in excess of $75,000; and for corporations, $40,000 less twenty-five-percent (25%) of the alternative minimum taxable income in excess of $150,000.

Following the calculation described above, the alternative minimum tax foreign tax credit is subtracted, and the result is the tentative minimum tax. The excess of the tentative minimum tax over the regular tax is the alternative minimum tax. It is imposed in addition to the regular tax.

Alternative minimum taxable income ("AMTI") is computed by adding to a taxpayer's income certain items described as "tax preference" items and making certain adjustments that are chiefly described in sections 56, 57 and 58 of the Code. This is a complex and changing area of the law, and a full discussion of tax preference items and adjustments is beyond the scope of this Offering Circular. Nonetheless, major tax preference items and adjustments for alternative minimum tax purposes include accelerated depreciation, depletion allowances, intangible drilling expenses, personal exemptions, tax shelter farm activities, medical expense deductions (except to the extent they exceed ten-percent (10%) of adjusted gross income) and passive losses.

To the extent the LLC generates significant items of tax preference or adjustment under the alternative minimum tax rules, such items would be passed through on a pro-rata basis to the Unit Holders. Accordingly, those investors with substantial sources of tax preferences and adjustments from sources other than the LLC could have their after-tax benefits from an investment in the LLC reduced due to the applicability of the alternative minimum tax.

IT IS THEREFORE IMPORTANT THAT EACH PROSPECTIVE
INVESTOR CONSULT HIS OR HER OWN TAX ADVISOR WITH

RESPECT TO THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX.

LLC Tax Returns; Accounting Method--The LLC intends to file tax returns on the accrual basis using the calendar year as its taxable year. As required by Section 448 of the Code, the LLC will adopt the accrual method of accounting. The tax return filed by the LLC may be audited by the IRS. Adjustments (if any) resulting from such audit may result in an audit of the Unit Holders' individual returns. Any such audit of the Unit Holders' tax returns could result in adjustments of non-LLC items as well as LLC income or loss. Section 6222 of the Code specifically requires that each Unit Holder's return be consistent with the LLC return. If there is any inconsistency, the Unit Holder's return will be adjusted to conform with the LLC return, although this requirement may be waived upon the filing of a statement identifying the inconsistency, or upon proof that the Unit Holder's return was consistent with a schedule provided by the LLC.

If an IRS audit is conducted, the IRS will be conducting unified audits at the entity level (pursuant to Sections 6221 et seq. of the Code). At such an audit, the IRS may make adjustments to items of LLC income, loss, deduction and the amount of each Unit Holder's tax with respect to the LLC. The IRS must attempt to notify each Unit Holder (except those with a very small percentage of interest, not relevant to this LLC) of an audit and of the final administrative adjustment.

Sections 6221 et seq. of the Code further provide that every partnership shall have a "Tax Matters Partner" who is the Manager designated by the Partnership, or absent a designation by the Partnership, the holder of the largest profits interest. In this LLC, an individual Manager has been designated as the Tax Matters Partner. As Tax Matters Partner, this Manager or her designated representative has the responsibility and authority to act for the LLC in specified matters and to keep the Unit Holders informed concerning the proceedings.

The LLC's fiscal year will end on December 31 of each year. Unit Holders will receive annual statements and information as to tax deductions and cash distributions per Unit during the past year in suitable form for federal income tax purposes. The LLC intends to provide to the Unit Holders tax information within seventy-five (75) days after the close of each fiscal year.

Penalties and Interest--In 1989, the penalties sections of the Code were substantially overhauled. Code Section 6662 provides for the imposition of accuracy related penalties. For a substantial understatement of income tax, which is defined as the greater of ten-percent (10%) of the tax required to be shown, or $5,000, or for negligence or disregard of rules or regulations and/or any substantial valuation misstatement, a penalty shall be applied in an amount equal to twenty-percent (20%) of the portion of the underpayment related to the cause as set forth above.

Code Section 6663 imposes a penalty of seventy-five-percent (75%) of the portion of any underpayment of tax that is attributable to fraud.

Under Code Section 6601, interest is generally payable whenever any tax or penalty is not paid when due. Interest payable is compounded daily at a rate that equals the short term applicable federal rate, plus three percentage points. The rates of interest on underpayment varies on a quarterly basis.

Tax Exempt Investors--Tax-exempt organizations, such as pension and profit sharing plans, Keogh Plans, which are qualified under Section 402 of the Code, and Individual Retirement Accounts, usually are not

subject to federal income taxation. However, a tax is imposed by Section 511 of the Code on an exempt organization's "unrelated business taxable income" ("UBTI"). This tax is computed at the rates provided in Section 11 of the Code.

UBTI is generally defined in Section 512 of the Code as gross income derived by any organization from any unrelated trade or business (i.e., not related to the exempt purpose of the Unit Holder). UBTI received by an otherwise tax-exempt organization in excess of $1,000 during any taxable year is subject to tax. For computing UBTI, a Unit Holder that is a tax-exempt organization would be required to take into account its share of income from the LLC to the extent such income was UBTI. Certain items are excluded from UBTI, including dividends, interest, royalties, most rents from real property and gains from the sale of property other than "inventory" or "property held primarily for sale to customers in the ordinary course of business". (Such exclusions do not apply to income generated by a "publicly-traded partnership", although the LLC should not be considered a "publicly-traded partnership" under the parameters of IRS Notice 88-75, I.R.B. 1988-27).

A taxpayer subject to the Unrelated Business Income Tax is required to file annual tax returns (using Form 990-T) for any taxable years that such taxpayer has gross income used to compute UBTI in excess of $1,000 (an exempt organization may be required to file Form 990-T even if its UBTI is less than $1,000 after the annual exclusion and its share of LLC deductions). Failure to file Form 990-T can subject an exempt organization to failure to file penalties. Consequently, the Manager intends to furnish tax-exempt Unit Holders with such information as is necessary for these exempt organizations to report UBTI generated by the LLC.

Future Legislation--In recent years, there have been a number of proposals made in Congress by individual representatives, government agencies and the executive branch of the federal government for changes in the federal income tax laws. In addition, the IRS has proposed and may still be considering changes in regulations and procedures, and numerous private interest groups have lobbied for regulatory and legislative changes in the federal income tax laws.

It is impossible to predict with any degree of certainty the likelihood of adoption of any of such proposals or the probable effect of any such proposals upon the income tax treatment presently associated with investment in the LLC, or the effective date of any legislation that may derive from any such proposals.

PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSIDER ONGOING DEVELOPMENTS IN THIS UNCERTAIN AREA OF THE LAW AND TO CONSULT THEIR OWN TAX ADVISORS IN ASSESSING THE RISKS OF THE PURCHASE OF AN INTEREST IN THE LLC.

State and Local Taxes--In addition to the federal income tax consequences described above, prospective Unit Holders should consider potential state and local tax consequences of an investment in the LLC. A Unit Holder's income or loss from the LLC may be required to be included in determining such Unit Holder's reportable income for purposes of state and local taxation.

THIS DISCUSSION MERELY ADVISES THAT POTENTIAL STATE AND LOCAL TAX RISKS MAY BE ASSOCIATED WITH INVESTMENT IN THE LLC. EACH INVESTOR IS ADVISED TO

CONSULT HIS OR HER OWN TAX ADVISOR FOR ADVICE AS TO
STATE AND LOCAL TAXES WHICH MAY BE PAYABLE IN
CONNECTION WITH INVESTMENT IN THE LLC.

General Tax Considerations--The foregoing summary is not intended as a substitute for careful tax planning, particularly since the income tax consequences of an investment in the LLC are complex and certain of these consequences will not be the same for all taxpayers. Accordingly, prospective purchaser of Units are strongly urged to consult their tax advisors. Tax Counsel's opinion letter concerning these consequences accompanies this Offering Circular at Exhibit "F".

Overall Evaluation of Tax Consequences--As stated, it is the opinion of Tax Counsel that the material federal income tax issues described above, in the aggregate, are more likely than not to be realized by a Unit Holder if litigated on the merits, for the reasons described in this section.

Importance of Obtaining Professional Advice--THE FOREGOING ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL INDIVIDUAL TAX PLANNING. THE TAX MATTERS RELATING TO THE LLC AND THE TRANSACTIONS DESCRIBED HEREIN ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS AND POSSIBLE CHANGES IN SUCH LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS WITH RESPECT TO THE POSSIBLE TAX CONSEQUENCES (FEDERAL AS WELL AS STATE AND LOCAL) OF AN INVESTMENT IN THE LLC. Such individual tax advice is suggested for an individual's unique tax situation apart from the tax consequences of an investment in the LLC interests.

MISCELLANEOUS PROVISIONS

Reports to Unit Holders

The Manager will prepare and distribute to the Members, not later than 75 days after the end of the LLC's fiscal year, all information necessary for the preparation of the Members' federal income tax return. Such information will show the amounts allocated to or against such Member's capital account pursuant to the Operating Agreement and all items of income, gain, loss, deduction or credit allocated to each Member or Federal, state and local tax purposes. The Manager will also, upon request, furnish to each Unit Holder copies of all income tax returns or information returns which the LLC is required to file.

Financial Statements

The Silverstar Studios, LLC was formed on March 21, 2001. It's financial statements appear at Exhibit "F" to this Offering Circular. The LLC's Manager is an individual (Sunny Kohli). His financial statements also appear at Exhibit "F".

Subscriber Representations and Warranties

By signing the accompanying Subscription Agreement, each Subscriber is being asked to warrant, represent, understand, certify, acknowledge and/or agree that he or she has received and carefully reviewed this Offering Circular; has had a reasonable opportunity to ask questions of and receive answers from the LLC and its officers and such questions have been answered to their full satisfaction; that no oral representations have been made or oral information furnished in connection with the offering of the LLC Units which were in any way inconsistent with the Risk Factors and other information disclosed in the Offering Circular; and that the address set forth in the Subscription Agreement is the Investor's true and correct residence.

In addition, each individual Investor is being asked to represents that he or she is over eighteen (18) years of age and is a bona fide citizen or permanent resident of the United States; if more than one person, that the obligation of the Investor and such other persons will be joint and several, and the representations and warranties set forth in the Subscription Agreement will be deemed to be made by and be binding upon such persons, and ownership of the LLC Units subscribed for will be set forth as described in the Subscription Agreement; if a trustee of a revocable inter vivos trust the Investor represents that he/she is the sole and true party in interest and is acquiring the LLC Units for the accounts of a revocable trust of which he/she and/or other members of his/her immediate family are the sole beneficiaries during his/her lifetime or their lifetimes; in the event that the Investor is a trust, it is authorized and otherwise duly qualified to purchase and hold the LLC Units, has its principal place of business at its resident address set forth on the signature page of the Subscription Agreement, has not been formed for the specific purpose of acquiring the LLC Units, has submitted and executed all documents required pursuant to the Certificate for Trust and Joint Purchasers and Special Subscription Instructions, the person executing the Subscription Agreement

and all other documents related to the offering represents that such person is duly authorized to execute all such documents on behalf of the entity and if the Investor is one of the aforementioned entities, it agrees to supply any additional written information that may be required by the LLC.

Further the Investor is being asked to warrant, represent, understand, certify, acknowledge and/or agree that if there should be any adverse change in the representations and information set forth in the Subscription Agreement prior to the LLC's acceptance or rejection of the subscription, the Investor will immediately notify the LLC of such change; that he or she understands that the Subscription Agreement does not constitute an offer by the LLC to sell LLC Units but is merely a request for information; understands that the LLC reserves the right to reject subscriptions in whole or in part; represents that the only consideration given for payment for the LLC Units is as set forth in the first paragraph of the Subscription Agreement; that by completing this Subscription Application and by signing such Subscription Agreement, the Investor is specifically confirming the appointment of Silverstar Productions, Inc. to fill the initial Manager position of the LLC pursuant to the Act; at the request of the LLC, the Investor will promptly execute such other instruments or documents as may be reasonably required in connection with the purchase of the LLC Units; agrees that the representations and warranties set forth in this Subscription Agreement will survive the acceptance hereof by the LLC, will be binding upon their heirs, executors , administrators, successors and assigns; and the Subscription Agreement will be governed by and construed in accordance with the laws of the state of California.

None of the above subscriber representations and warranties are intended to imply and may not be construed or interpreted to imply that any prospective investor is waiving of any of such investor's rights under the Federal securities laws.

Pending Legal Proceedings

The Manager is not aware of any pending or threatened legal proceedings to which it or its owner or the LLC are or may be parties to and that is materially relevant to this Offering or their participation herein.

Access To Additional Information

Prospective Purchasers are urged to read this Offering Circular and the attached Exhibits carefully and to have the documents reviewed by an investment adviser. To the extent possible, the Manager will answer any questions that Prospective Purchasers, or their advisors may have, and will attempt to provide any additional documentation to verify the statements included herein.

The Manager will keep at the principal place of business of the LLC adequate books of account of the LLC, and each Unit Holder and his or her authorized representatives will have at all times, during reasonable business hours, free access to and the right to inspect and copy such books of account.

NOTICE

**Prospective Purchasers of Units in the Silverstar Studios, LLC
should complete the accompanying packet of documents entitled
"SILVERSTAR STUDIOS, LLC SUBSCRIPTION DOCUMENTS".**

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on the _26th_ day of _January_ , 200 _2_ .

Silverstar Studios, LLC (Issuer)

By: _____
        Sunny Kohli, LLC Manager

PART III – EXHIBITS

Index to Exhibits

Exhibit "A"

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

SILVERSTAR STUDIOS, LLC
A California Limited Liability Company

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OPERATING AGREEMENT

Table of Contents

OPERATING AGREEMENT

SILVERSTAR STUDIOS, LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (herein called the "Operating Agreement" or "Agreement"), is entered into as of the date set forth below, by and between the individual Sunny Kohli (the "Manager") and the Original LLC Member (Linda Martinez).

W I T N E S S E T H:

NOW THEREFORE, it is agreed as follows:

Article I

GLOSSARY

The following terms, when used in this Agreement, (capitalized herein and in the accompanying Offering Circular) shall have the respective meanings assigned to them in this Article unless the context otherwise requires:

"Above-the-Line": The portion of a film's budget which covers major creative elements and personnel, (i.e., those which are creatively unique and individually identifiable). These are primarily story acquisition, screenplay rights, script development, writer, executive producer, producer, director and principal members of the cast. The phrase "above-the-line" refers to the location on the film budget of the specific expense item/person.

"Act": The federal securities act of 1933, as amended.

"Advertising Costs": The cost of preparing and producing Advertising for the Motion Picture.

"Advertising": The creation and dissemination of promotional materials and the conduct of promotional activities including, without limitation, cooperative advertising, institutional advertising, national advertising and trade advertising in whatever form or media.

"Affiliate": Any person or entity directly or indirectly controlling, controlled by or under common control with this LLC or its Manager.

"Agreement": This written agreement as between the Original LLC Member and Manager and relating to and regulating the affairs of the LLC and the conduct of its business in any manner not inconsistent with law or the Articles of Organization, including all amendments thereto. Such term shall refer to this Agreement as a whole, unless the context otherwise requires. This Agreement is incorporated into the accompanying Offering Circular as Exhibit "A".

"Allocations": Designations of Member and Manager shares of LLC income, loss, credits, deductions and/or other financial or tax items in the manner described in the Operating Agreement.

"Amortization": The method of allocating the cost of an intangible asset over time for purposes of offsetting (deducting) such cost from revenues the asset helps to produce.

"Articles": The Articles of Organization for the LLC originally filed with the California Secretary of State, including all amendments thereto or restatements thereof and such term shall mean the Articles as a whole unless the context otherwise requires.

"Bankrupt" or **"Bankruptcy"**: With respect to any person, being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

"Below-the-Line": Film budget items relating to the technical expenses and labor (other than above-the-line) involved in producing a film, (i.e., relating to mechanical, crew, extras, art, sets, camera, electrical, wardrobe, transportation, raw-film stock, printing and post-production).

"Blue Sky": Relating to state securities law compliance matters as opposed to federal securities law.

"Capital Account": Unless otherwise provided in the Operating Agreement, the amount of the capital interest of a Member or Manager in the LLC consisting of that Member or Manager's original contribution, as (1) increased by any additional contributions and by that Member or Manager's share of the LLC's profits and (2) decreased by any distribution to that Member or Manager and by that Member or Manager's share of the LLC's losses. Each Capital Account shall be maintained strictly in conformity to the requirements of Treasury Regulation §1.704(b)(2)(iv).

"Capital Contribution": (Same as "Contribution").

"Capital Transaction": Any sale of portions of LLC property or any interest therein (not including the sale of all or substantially all of the LLC property) and other similar transactions which in accordance with generally accepted accounting practices are attributable to capital.

"Closings": The respective dates on which the Units offered hereby are fully subscribed for and accepted by the Manager and the Capital Contributions made pursuant to the Offering are released from the segregated, interest-bearing bank escrow account established by the Manager for holding the Subscriber funds until the Minimum is reached.

"Code": The Internal Revenue Code of 1986, as amended. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"Company": The Silverstar Studios, LLC, a California limited liability company (same as "LLC").

"Contribution": Any money, property, or services rendered, or a promissory note or other binding obligation to contribute money or property, or to render services as permitted under the California limited liability company statute, which a Member contributes to the LLC as capital in that Member's capacity as a Member pursuant to an agreement between and among the Members and Manager, including an agreement as to value (same as "Capital Contribution"). The aggregate amount of Capital Contributions of the Unit Holders in the Offering shall be a Minimum of $1,500,000 and a Maximum of $5,000,000.

"Counsel to the Manager": Securities/Entertainment attorney John W. Cones, whose offices are located at 4265 Marina City Drive, #605W, Marina del Rey, California 90292.

"Creative Talent": Screenwriter, Producer, Director, Actors and others who participate in the creative process relating to the Film's production.

"Deferments": or **"Deferrals"**: Arrangements for the postponement of some or all of the costs of goods and/or services provided by the suppliers of such goods and/or services so that the payments are not a production cost but rather are paid out of specified LLC receipts before or after Recoupment.

"Depreciation": Income tax deductions allowed by the Code in recovering the cost of a tangible asset over time.

"Dissociation Event": With respect to any Member, one or more of the following: the death, retirement, withdrawal, resignation, expulsion, bankruptcy or dissolution of a Member, or occurrence of any other event which terminates his or her continued Member or Manager Percentage Interest in the LLC, or as otherwise provided in the California limited liability statute.

"Distributable Cash": All cash reserve and funds received by the LLC from LLC activities ("Gross LLC Revenues") minus (a) all operating expenses of the LLC, including, if any, all remaining unreimbursed Offering expenses and expenses incurred by the LLC in connection with the distribution and exploitation of the Picture and the ancillary rights thereto; (b) such reserves as the Manager deems necessary in accord with good business practice to cover future LLC expenses; (c) all costs of production of the Picture which have not been supplied by the LLC or by any pre-sales or other similar agreements (such as, for example production funds obtained through loans); (d) any deferments or third-party percentage participation commitments made by the Manager and (e) any required distributions to fund income tax liabilities of Members.

"Distribution": The transfer of money or property by the LLC to its Members or Manager without consideration. The term "Distribution" shall not include any payments to the Manager in the form of management fees, organization fees, production fees, selling fees or reimbursement for goods or services provided to the LLC.

"Distributor": The person(s) or entities operating between the producer and exhibitor of motion pictures who obtain rights to the film, release it, and send such film to exhibitors, sometimes through sub-distributors. A Distributor will typically be involved in the promotion of a film.

"Economic Interest": A person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive distributions from, the LLC, but does not include any other rights of a Member or Manager, including without limitation, the right to vote or to participate in management, or except as provided in the California limited liability statute, any right to information concerning the business and affairs of the LLC.

"Executive Producer": The individual or individuals who are designated by the Manager to receive the Executive Producer credit for the Picture for services rendered in the organization and funding of the LLC, in the preparation and execution of this Offering and/or in otherwise arranging for the production of the Picture.

"Executive Producer Fee": A payment or payments to be paid out of the Film's budget to the Executive Producers for services rendered in the organization and funding of the LLC, in the preparation and execution of this Offering and/or in otherwise arranging for the production and/or distribution of the Picture.

"Gross Proceeds of the Offering": The aggregate total of the Original Invested Capital of the Members and Manager.

"Gross LLC Revenues" or **"Gross Revenues to the LLC"**: The total amount of revenue received by the LLC from all sources for LLC activities, including, but not limited to, distributor advances and all distribution, exhibition and exploitation of the Picture, along with all forms of contingent compensation paid to the LLC as a result of the exploitation of the Picture in all markets and media, but not including any monies due to be paid to any co-financing entity (same as "LLC Gross Revenues" and "LLC Gross Receipts").

"Information Rights": The right to inspect, copy or obtain information and documents concerning the affairs of the LLC as provided in the California limited liability statute and in Paragraph 5.5 of this Agreement.

"Interest": The entire ownership interest of a fully admitted or substituted Member or Manager in the LLC at any particular time, including the rights of such Member or Manager to any and all benefits to which a Member or Manager may be entitled as provided in the Agreement including *(i)* the management rights to participation in the management and affairs of the LLC as provided in the California limited liability statute,

Articles and the Agreement, and *(ii)* the economic rights to share in income, gains, losses, deductions, credit and to receive distributions as provided in the Agreement, together with the obligations of such Member and Manager to comply with all terms and provisions of the Agreement.

"IRS": The Internal Revenue Service.

"Investor": (Same as Member).

"Issuer": The entity which is issuing the securities (the LLC interests or Units) offered hereby, (i.e., High Risk, LLC, a California limited liability company.

"LLC Gross Revenues": (Same as "Gross LLC Revenues" or "Gross Revenues to the LLC").

"LLC Net Receipts": (Same as "Distributable Cash").

"LLC": The California limited liability company (Silverstar Studios, LLC) formed on March 21, 2001 pursuant to the California Limited Liability Company Act (same as "Limited Liability Company" and "Company").

"Mail": Unless otherwise provided in the Operating Agreement, first-class mail, postage prepaid, unless registered mail is specified. Registered mail includes certified mail.

"Majority-In-Interest": That group of Members and Manager whose interests in the LLC amount to more than fifty percent (50%) of the LLC's : (1) voting power, (2) capital, and (3) shares of distributions and allocations.

"Management and Voting Rights": Those rights of a Member and Manager described in Article III of the Agreement as they may be limited in this Agreement, the Articles and the California limited liability statute.

"Manager": The entity named by the Original LLC Member to manage the LLC.

"Member": A person who (1) has been admitted to the LLC as a Member in accordance with the Articles or Operating Agreement, or an assignee of an interest in the LLC who has become a Member pursuant to the California limited liability statute; and (2) who has not resigned, withdrawn, or been expelled as a Member or, if other than an individual, been dissolved (same as Unit Holder).

"Member of Record": A Member named as a Member on the list maintained in accordance with provisions of the California limited liability statute.

"Members' Capital Contributions": The amount invested by each Member in the LLC.

"Members' Percentage Interests": The ratio of each LLC Member's Capital Contribution to the total LLC Members' Capital Contributions.

"Membership Interest": A Member's rights in the LLC, collectively, including the Member's economic interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the LLC provided by the California limited liability statute.

"Motion Picture": The original film production entitled *High Risk* in whatever format or form such film may be reproduced and/or exhibited (same as "Picture").

"Net Profits and Net Losses": The "Net Profits" and "Net Losses" of the LLC shall be the net income and net losses, respectively, of the LLC determined in accordance with the principles of Section 1.704-1(b)(2)(iv) of the Treasury Regulations. For purposes of computing Net Profits and Net Losses, the "book" value of an asset shall be substituted for its adjusted tax bases, if the two differ (in accordance with the principles of

Section 1.704-1 (b)(2)(iv) of the Treasury Regulations) but otherwise Net Profits and Net Losses shall be determined in accordance with federal income tax principles.

"Net Proceeds of the Offering": Gross Proceeds of the Offering less expenses incurred and to be paid by the LLC in connection with organizing the LLC and in offering Units to Prospective Purchasers.

"Net Receipts": (Same as "Distributable Cash").

"Offering": The offer and sale of Units in the LLC made in reliance on Regulation A, promulgated by the Securities and Exchange Commission.

"Offering Circular": The accompanying securities disclosure document which is required to be furnished to Prospective Purchasers of Units pursuant to the federal and state securities laws. The Silverstar Studios, LLC Offering Circular is dated March 15, 2002.

"Offering Proceeds": Investor funds raised in association with the Silverstar Studios, LLC Offering Circular for the purposes described therein and in the amounts described.

"Operating Agreement": (Same as "Agreement").

"Organizational Expenses": Expenses paid or incurred in connection with the organization of the LLC. Such expenses must be amortized and therefore deducted over a 60-month period. Included are legal fees for services incident to the organization of the LLC, such as negotiation and preparation of the Operating Agreement and preparation and filing of the LLC's Articles of Organization, accounting fees for establishing the LLC's accounting system and necessary LLC filing fees.

"Original Invested Capital": The amount in cash or fair market value of property contributed to the capital of the LLC by the Unit Holders and the Manager, if any such Manager contributions are made.

"Original LLC Member": The individual California resident serving as the first Member of the Silverstar Studios, LLC for purposes of forming the LLC and then transferring all Member rights to subsequent Investor/Members as per Article 8.4 of this Agreement.

"Percentage Participation": The interests of persons or entities negotiated and/or designated by the Manager and/or entitled under the provisions of the Agreement to receive a specific percentage of a particular fund or portion of the Picture's revenue, (e.g., of Distributable Cash, or of the Manager's share of Distributable Cash).

"Percentage Interest": (a) For voting purposes, the percentage of a Member or Manager's interest set forth opposite the name of the Member or Manager under the column "Member/Manager's Percentage Interest" in Appendix "A" hereto and (b) for allocations of Net Profits and Net Losses, the percentage of a Member or Manager's interest set forth opposite the name of the Member or Manager in the designated column of Appendix "B", as such percentage interests may be adjusted from time to time pursuant to the terms of this Agreement. Percentage Interests shall be determined, unless otherwise provided herein, in accordance with the relative proportions of the Capital Accounts of Members and Manager, effective as of the first day of the LLC's fiscal year but with all distributions under Article VI hereof to be deemed to have occurred on such day immediately prior to determination of Percentage Interest of a Member or Manager.

"Person": Individuals, general partnerships, limited partnerships, other limited liability companies, corporations, trusts, estates, real estate investment trusts, firms and any other association or entities.

"Picture": (Same as "Motion Picture").

"Pre-Production": The earliest phase of production, encompassing writing, polishing and breaking down the script, hiring or obtaining letters of intent from creative personnel, including the director and principal cast establishing shooting locations and shooting schedules, preparing the budget and such other steps as are necessary to prepare for the actual commencement of photography. It may be expected that the pre-

production stage of the Picture will extend from 2 to 6 months. Principal photography follows the pre-production stage.

"Pre-Sale Financing": Funds obtained in addition to the proceeds of the Offering in the form of cash advances or guarantees paid by domestic or foreign distributors, pay or cable television systems, video cassette producers, television syndicators, and/or bank loans obtained by using such cash advances or guarantees as collateral.

"Producer": Those individuals or entities designated by the Manager to receive the Producer credit for their work in connection with the production of the Picture.

"Production Cost Deferments": Arrangements for the deferral of some or all of the costs of goods and/or services provided by the suppliers of such goods and/or services so that the payments are not a production cost but rather are paid out of specified LLC receipts before and/or after Recoupment.

"Profits", **"Losses"** **"Credits"**: The net income, net loss or credits of the LLC, respectively, as determined for Federal income tax purposes.

"Prospective Purchasers": Persons or entities who or which receive copies of the Offering Circular and are considering investing in the Offering.

"Recoupment": The designated point at which investors in the LLC are paid a specified percentage of their invested capital. Recoupment for purposes of this Offering is defined as 100% of the Member investors' Original Invested Capital.

"Registered Office": The office maintained at the street address of the agent for service of process of the LLC in California.

"Regulations": Unless the context clearly indicates otherwise, the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Internal Revenue Code of 1986, as amended.

"Release Print": The final version of the Picture made from the color-reversal negative and ready for distribution to exhibitors, (i.e., the composite print made for general distribution).

"Return of Capital": Any distribution to a Member or Manager to the extent that the Member or Manager's capital account, immediately after the distribution, is less than the amount of that member's contributions to the LLC as reduced by prior distributions that were a return of capital.

"Screenplay": The written dialogue and scene descriptions collectively entitled *High Risk*.

"Securities and Exchange Commission": The federal agency responsible for regulating the sales of securities including passive-investor limited liability company interests. Such agency may also be referred to herein as the SEC.

"Subscription Agreement" or **"Subscription Application"**: A document included as part of the separate packet accompanying this Offering Circular and entitled "Silverstar Studios, LLC, Subscription Documents" which each person desiring to become a Unit Holder must complete, execute, acknowledge and deliver to the Manager before being accepted by the Manager as a Unit Holder.

"Syndication Expenses": Expenses paid or incurred in connection with the issuing and marketing of interests in the LLC, including brokerage fees, selling commissions, state ("Blue Sky") filing fees, legal fees of the Issuer for consultations relating to the requirements of the applicable federal and state securities laws and for tax advice pertaining to the adequacy of tax disclosures in the Offering Circular, accounting fees, if any, for preparation of financial projections to be included in the Offering materials and printing/binding costs of such Offering materials. Unlike other expenses, Syndication Expenses may not be deducted currently or amortized over a period of time (in contrast to Organizational Expenses).

"Tax Matters Partner": The designated Manager or Member who, as required by the Tax Equity and Fiscal Responsibility Act of 1983, is to serve as the primary liaison between the LLC and the IRS with regard to LLC tax matters and proceedings before the IRS. For the LLC, the Tax Matters Partner is the Manager its designated representative.

"Unit Holder" or **"Unit Purchaser"**: An investor in the LLC. One who purchases one or more Units and has thereby obtained a pro rata share in the LLC. (Same as "Member").

"Unit": A ratable interest in the LLC of a Unit Holder. Units equaling a Minimum of $1,500,000 and a Maximum of $5,000,0000 are being offered hereby at $2,500 per Unit with a minimum purchase requirement of ten (1) Units ($25,000). Under limited circumstances, the Manager has the discretion to sell less than the Minimum Purchase.

"Vote": Includes authorization by written consent.

"Withdrawal": Includes the resignation or retirement of a Member as a Member.

"Written" or **"In Writing"**: Includes facsimile and telegraphic communication.

Article II

FORMATION MATTERS

2.1 Formation of Limited Liability Company--The undersigned Original LLC Member does hereby authorize the formation of, pursuant to the California Limited Liability Company Act, a limited liability company ("LLC"). The rights and liabilities of the Members and Manager shall, except as may be hereinafter expressly stated to the contrary, be as provided for in such California limited liability statute.

2.2 Filings--The Manager shall execute, file, record and publish all certificates (including, at the option of the Manager, this Agreement), notices, statements and other instruments required by law for the formation and operation of the LLC as a limited liability company in all jurisdictions in which the LLC conducts business. Each Unit Holder agrees to execute promptly all certificates and other documents consistent with the terms of this Agreement deemed necessary by the Manager for such qualification.

2.3 Limited Liability Company Name--The name of the LLC shall be: Silverstar Studios, LLC, a California limited liability company. The business of the LLC shall be conducted under, either said name, or such modification or variations thereof as the Manager may determine from time to time.

2.4 Principal Office--The Manager's address to which all mail should be directed is 8001 Irvine Center Drive, Suite 1040, Irvine California 92618, however substitute or additional places of business may be established at such other locations as may, from time to time, be determined by the Manager.

2.5 Term of LLC--The LLC shall be effective upon the filing of the Articles of Organization with the California Secretary of State and shall remain effective until the earlier to occur of the expiration of a ten (10) year period or sooner as provided in this Agreement.

2.6 Name, Address and Designation of Manager and Members--The name of the Manager is Silverstar Productions, Inc. The business address for the LLC and Manager is 8001 Irvine Center Drive, Suite 1040, Irvine California 92618. The name of the Original LLC Member is Sunny Kohli. The names and business addresses of subsequent Members will be set forth on their respective Subscription Agreements and on Appendices "A" and "B" accompanying this Agreement.

2.7 Agent for Service of Process--The agent for service of process on the LLC shall be Sunny Kohli whose address is 8001 Irvine Center Drive, Suite 1040, Irvine California 92618.

Article III

PURPOSES AND POWERS

3.1 Purposes of the Limited Liability Company--The purpose and character of the business of the LLC is to engage in the acquisition, financing, production, ownership, distribution and other exploitation of the single feature film tentatively entitled *High Risk* and the exploitation of the ancillary and subsidiary rights to the Picture produced.

3.2 Powers of the LLC--Such business purposes as set forth in 3.1 shall include the doing of any and all things incidental thereto or in furtherance thereof. Without in any way limiting the generality of the foregoing statement, the LLC may own, operate, sell, transfer, convey, license, mortgage, exchange, exploit or otherwise dispose of or deal with property of every nature whatsoever and engage in any activities in furtherance of said purpose as are not prohibited by law.

The LLC purposes set forth in 3.1 hereof may be accomplished by taking any action which is permitted under the California limited liability company statute, and which is customary or directly related to the acquisition, ownership, improvement, operation, management, financing, selling, leasing, exchanging, exploiting, or other disposing of property of any nature whatsoever; provided, however, that nothing contained in this Section 3.2 or elsewhere in this Agreement shall obligate the Manager to take any action on behalf of the LLC if the Manager deems such action inappropriate or not reasonably necessary to accomplish LLC purposes.

Article IV

CONTRIBUTIONS AND CAPITAL

4.1 Capital Contributions by Members--Each Member acquiring an assigned Membership Interest through the Original LLC Member shall contribute to the LLC the amount of such Member's Capital Contribution. The LLC intends to offer for subscription limited liability company interests ("Units"), priced at $2,500 per Unit (payable as provided in Section 4.3), and each investor who subscribes for at least one (1) Unit [or an approved purchase of a lesser amount] will acquire an interest in the LLC subject to the provisions of Section 4.3 of this Agreement. The Capital Contributions described herein shall constitute the full obligation of the Members to furnish funds to the LLC. No additional funds or other property shall be required of any Member. The Capital Contributions may be used by the Manager for any LLC purpose.

4.2 Capital Contribution by Manager--As its contribution to the Capital of the LLC, the Manager shall acquire and contribute the rights to the Screenplay, while also contributing the time, effort and expertise of its owner and management in organizing and forming the LLC, and in managing the LLC during the term of its existence. The Manager is contributing such property and services in exchange for its Manager's interests in Distributable Cash.

4.3 Cash and Property Contribution by Unit Holders--The Contributions of the Unit Holders shall be an amount equal to the value of funds and property actually received from the private sale of Units, in the Minimum amount of $1,500,000 and the Maximum of $5,000,000 which will represent a one hundred percent (100%) interest in Distributable Cash prior to Recoupment for the LLC Member/Investors (shared pro rata among such Members), and an ongoing interest as defined elsewhere herein (shared pro rata among Members). Pursuant to the above stated percentages, each Unit Holder shall be entitled to a pro rata interest in all profits, losses, credits and cash distributions of the LLC. The minimum contribution for each Unit Holder is ten (10) Units ($25,000), except the Manager, in the discretion of its management, may accept less than the Minimum Purchase.

4.4 Withdrawal of Capital--Other than as provided in this Agreement, no Member shall have the right to withdraw such Member's Capital Contribution to the LLC or to receive any return of a portion of such Contribution.

A - 12

4.5 Interest--No Member or Manager shall be paid interest on any Capital Contribution to the LLC. However, interest shall be paid to Members on amounts placed in the segregated, interest-bearing escrow account until such funds are transferred to the LLC production account, (i.e., the Minimum amount of capital contribution is reached and the account is closed).

4.6 Liabilities of Manager for Contributions--The Manager shall not be personally liable for the return of any portion of the Contributions of the Unit Holders; the return of those Contributions shall be made solely from LLC assets. A Manager shall be required to restore any deficit in his or her own Capital Accounts on dissolution of the LLC. However, except as specifically provided in the preceding sentences, the Manager shall not be required to pay to the LLC or any Unit Holder any deficit in any Unit Holder's Capital Account on dissolution or otherwise. Under the circumstances requiring a return of any Capital Contribution, no Member or Manager shall have the right to demand or receive property other than cash except as may be specifically provided for in this Agreement.

4.7 Capital Accounts--An individual Capital Account shall be established and maintained in accordance with the principles set forth in Treasury Regulations under Code Section 704 for each Member and Manager strictly in conformity with the requirements of Treasury Regulation §1.704(b)(2)(iv). Each Member and Manager's Capital Account will be credited with such Member and Manager's Capital Contribution and each Member and Manager's Capital Account shall be further credited and debited, as the case may be, to reflect such individual Member or Manager's share of LLC distributions, income, losses and all related tax items such as gains, losses, deductions, credits and depreciation recapture. In the event that any Member or Manager shall at any time have a negative balance in such Member or Manager's Capital Account, such negative balance shall not constitute a debt owed by such Member or Manager to the other Members or Manager or the LLC (except as provided in paragraph 4.6 for the Manager). No interest shall be paid on Capital Accounts.

Article V

ALLOCATIONS OF NET PROFITS AND LOSSES

5.1. Allocation of Net Profits--All Net Profits of the LLC for a Fiscal Year after taking into account the Special Allocations of Gross Receipts and Syndication Costs provided for in Section 5.3 hereof shall be allocated in the following order of priority:

5.1.1. First, to the Manager, until the cumulative profits allocated pursuant to this Section 5.1.1. for the current and all prior fiscal years are equal to the cumulative losses allocated pursuant to Section 5.2.2. hereof for all prior years.

5.1.2. Second, one hundred percent (100%) to the Investor/Members, pro rata in accordance with their LLC Percentage Interests, until cumulative profits allocated pursuant to this Section 5.1.2. for the current and all prior years are equal to the cumulative losses allocated pursuant to Section 5.2.1. hereof for all prior years.

5.1.3. Third, one hundred percent (100%) to the Investor/Members, pro rata in accordance with their LLC Percentage Interests until the cumulative profits allocated pursuant to this Section 5.1.3. for the current and all prior fiscal years are equal to the cumulative special allocation of Syndications Costs to the Members pursuant to Section 5.3.2. hereof for all prior years.

5.1.4. Fourth, one hundred percent (100%) to the Investor/Members, pro rata in accordance with their LLC Percentage Interests, until the cumulative profits allocated to the Members pursuant to this Section 5.1.4 for the current and all prior fiscal years equals one hundred percent (100%) of their Original Invested Capital.

5.1.5. The balance, if any, shall be allocated in accordance with the formula set forth below at Section 6.1.

5.2 Allocation of Net Losses--All Net Losses of the LLC for a Fiscal Year after taking into account the Special Allocations of Gross Receipts and Syndication Costs provided for in Section 5.3 hereof shall be allocated in the following priority:

5.2.1. First, one hundred percent (100%) to the Members, pro rata in accordance with their Member Percentage Interests, until the Member' Capital Accounts have been reduced to zero.

5.2.2. The balance, if any, to the Manager.

5.3. Syndication Costs

5.3.1. Syndication Costs shall be allocated to the Members pro rata in accordance with their LLC Member Percentage Interests.

5.4 Accounting Policy; Fiscal Year--For tax purposes, the fiscal year of the LLC shall be the calendar year. Statements showing the Gross LLC Revenues and Distributable Cash, if any, shall be furnished, and all distributions by the LLC shall be made, to Members, Manager, Creative Talent and others entitled thereto no less frequently than annually during the term of the LLC, with each such statement being furnished to each profit participant not later than seventy-five (75) days after the end of each such annual period, and distributions made not later than seventy-five (75) days after the end of each such annual period.

5.5 Books and Records--The Manager shall cause to be kept at the office of the LLC the following records:

(a) A current list of the full name and last known business or residence address of each Member and of each holder of an economic interest in the LLC set forth in alphabetical order, together with the contribution and the share in profits and losses of each Member and holder of an economic interest.

(b) A current list of the full name and business or residence address of each Manager.

(c) A copy of the Articles of Organization and all amendments thereto, together with any powers of attorney pursuant to which the Articles or any amendments thereto were executed.

(d) Copies of the LLC's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years.

(e) A copy of the LLC's Operating Agreement and any amendments thereto, together with any powers of attorney pursuant to which any written Operating Agreement or any amendments thereto were executed.

(f) Copies of the financial statements of the LLC, if any, for the six most recent fiscal years.

(g) The books and records of the LLC as they relate to the internal affairs of the LLC for at least the current and past four fiscal years.

The LLC's books of account shall be kept on an accrual basis in accordance with generally accepted accounting practices and principles which show accurately the transactions of the LLC. Each Member and such Member's agents and representatives shall have access to the LLC's books and records at all reasonable times. The Manager shall arrange for annual tax returns for the LLC to be prepared, filed and transmitted to each Member within a reasonable period after the close of each fiscal year of the LLC.

5.6 Banking--All funds of the LLC shall be deposited in the name of the LLC in such bank account or accounts as shall be determined by the Manager. No other funds shall be deposited in such accounts. The funds in such accounts shall be used solely for the business of the LLC. All withdrawals therefrom shall be made on checks or drafts signed on behalf of the LLC by such person or persons as the Manager shall designate.

5.7 Compensation of Manager and Affiliates--The following summarizes the form and estimated amounts of compensation, fees and Percentage Participations to be paid to the LLC's Manager and its Affiliates. Such items have not been determined by arm's-length negotiations. Other than as set forth herein and in the Estimated Use of Proceeds section of the Offering Circular, no other compensation or remuneration in any form is to be paid to the Manager or Affiliates.

The Manager has waived any right to receive an LLC Organization Fee for services rendered in connection with the organization of the LLC.

The Manager has, and will during the course of this Offering, advance necessary funds for LLC organizational and offering expenses and the Manager will be reimbursed for such expenses out of the Gross Offering Proceeds. Such reimbursement (exclusive of broker/dealer commissions and due diligence fee) shall not exceed a ceiling equal to 3% of the Offering Proceeds, with the additional proviso that the balance, if any, of the 3% set aside to cover such expense reimbursement shall be paid to the Manager as an additional initial management fee.

In addition, the Manager will be paid an LLC Management fee equal to 1.5% of the Offering Proceeds.

The Manager will not have any interest in Distributable Cash until the Members achieve Recoupment (100% of their Original Invested Capital) and then the Manager will have a fifty percent (50%) interest in Distributable Cash for the balance of the life of the LLC.

The Manager will have no interest in LLC Losses and tax deductions for federal income tax purposes until after the Member's capital accounts have been reduced to zero.

The individual Executive Producer Sunny Kohli (LLC Manager) will be paid an Executive Producer's fee out of the Film's budget of $75,000.

No other compensation in any form shall be paid to the Manager, or any of its Affiliates, except as set out above. At the conclusion of the LLC, however, all property rights and ancillary rights in the Picture shall revert to and be distributed to the Manager.

5.8 Unit Holder Compensation--No Unit Holder shall be paid any salary or fee for services in connection with the activities of the LLC in his or her capacity as a Unit Holder and no such services shall be rendered.

Article VI

DISTRIBUTIONS

6.1. Distributions--Distributions of Distributable Cash for any given fiscal year shall be made in the following order of priority:

6.1.1. First, one hundred percent (100%) to the Investor/Members, pro rata in accordance with their LLC Member Interests until such Members will have received cumulative distributions pursuant to this Section 6.1.1. for the current and all prior fiscal years equal to one hundred percent (100%) of the Members' Original Invested Capital.

6.1.2 Second, one hundred percent (100%) to pay for any Deferments committed by the Manager to be paid after Investor Recoupment, if any.

6.1.3. Third, and subsequent to Recoupment and the payment of Deferments, and for the balance of the life of the LLC, the Manager and the Members will share Distributable Cash, if any, on a 50/50 basis.

Amounts distributed pursuant to this Section shall be allocated among the Members in accordance with Member Percentage Interests, within their specified group.

6.2 Distributions for a Fiscal Year--Distributions for a fiscal year shall include Distributions made through March 15 of the next succeeding fiscal year.

Article VII

MANAGEMENT OF THE LIMITED LIABILITY COMPANY

7.1 Election of Manager--The election of the Manager to fill the initial position shall be by declaration of the Original LLC Member. Subsequent vacancies, if any, shall be by the affirmative vote of a majority in interest of the Members. Article 3.15 of the accompanying Subscription Application and Agreement provides that by completing such application and by signing it, the Prospective Purchaser is confirming the appointment of Silverstar Productions, Inc. as the Manager to fill the initial Manager position of the LLC pursuant to the California limited liability company statute.

7.2 Management Powers of the Manager (Generally)--The Manager shall have full and exclusive control of the management and operation of the business of the LLC and shall be responsible for making all creative and business judgments, determinations, and decisions affecting LLC affairs except as otherwise specifically provided herein.

7.3 Specific Power and Authority of Manager--The Manager shall have, subject to any limitations imposed elsewhere in this Agreement, the power and authority on behalf of the LLC to do or cause to be done any and all acts deemed by the Manager to be necessary or appropriate in connection with the management and operation of the business of the LLC. Without limiting the generality of the foregoing, the Manager may at any time, in its sole discretion and without further notice to, or consent from, any Unit Holder:

(i) Open and maintain bank checking accounts on behalf of the LLC and to designate signatories on such accounts, provided that the funds of the LLC may not be commingled with funds owned by or held on behalf of the Manager or any limited liability company, partnership or other entity in which either has an interest;

(ii) Enter into agreements on behalf of the LLC with motion picture or television studios, distributors or other third parties pursuant to which the LLC may commit to pay a percentage of the LLC's Gross Revenues in exchange for such studio's, distributor's or other third parties' assistance in financing, producing, distributing and/or otherwise exploiting the Picture; such agreements may include but are not limited to flat fee arrangements, negative pickup deals or an outright sale of the Picture;

(iii) Apply a portion of Capital Contributions to marketing and distribution of the Film whether or not the Maximum funding of the Offering is achieved;

(iv) Modify the budget of the LLC's Picture to adapt to changing contingencies, so long as in the judgment of the Manager such budget changes improve the LLC's ability to produce a better Picture;

(v) Enter into co-financing, co-production or pre-sale agreements with joint venture partners or other production entities, thereby permitting the LLC to expend fewer dollars on such a film than if such film was produced solely by the LLC;

(vi) Enter into agreements on behalf of the LLC which provide that persons providing financing, rendering services or furnishing literary material or other materials or facilities in connection with the development, production, distribution or other exploitation of the Picture shall receive as salary or other compensation, deferred amounts or a percentage participation in LLC revenue;

(vii) Choose locations for shooting the LLC's movie other than planned locations disclosed in the Offering Circular;

(viii) Transfer any property of the LLC on such terms as the Manager shall determine;

(ix) Borrow money for LLC purposes or on behalf of the LLC on such terms as the Manager shall determine, pledge any assets or rights of the LLC as security for such borrowing and pay back the principal and interest on such loans out of Gross Offering Proceeds; and

(x) Otherwise deal in any reasonable manner with the assets of the LLC in connection with the management and operation of the business of the LLC.

7.4 Authority to Execute Agreements on Behalf of LLC--In connection with the foregoing, it is agreed that any instrument, agreement or other document executed by the Manager, while acting in the name and on behalf of the LLC shall be deemed to be an action of the LLC as to any third parties (including the Unit Holders as third parties for such purposes). Notwithstanding anything to the contrary contained herein, the Manager shall have no authority to cause the LLC to effect any borrowing in any transaction in which the creditor would receive, at any time as a result of making the loan, any direct or indirect interest in the profits, capital or property of the LLC other than as a secured creditor.

7.5 Time Devoted to LLC--The Manager shall devote to the LLC's affairs such time, on a non-exclusive basis, as the Manager, in its reasonable discretion, shall deem appropriate.

7.6 Other Business--Any Member or Manager shall have the right to engage in or possess any interest in other business ventures of any kind, nature or description (including without limitation, motion pictures and television projects which may compete with the Picture) whether or not in competition with the LLC. Neither the LLC nor any other Member or Manager shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom.

7.7 Agreements with Members and Others--The Manager shall not enter into (on behalf of the LLC) any agreements with Members or any person related to the Manager unless such agreements are on terms and conditions which the Manager might reasonably conclude are not less favorable to the LLC than the terms and conditions likely to result from "arms-length" negotiations with unaffiliated third parties. For the purposes of this subsection, the term "unaffiliated third parties" shall mean third parties in which the Manager has no material direct or indirect financial interest.

7.8 Manager as Tax Matters Partner--The Manager or its representative is designated as the Tax Matters Partner of the LLC as that term is used in Section 6231(a) of the Code and regulations thereunder. Such Manager, acting as Tax Matters Partner, may enter into one or more agreements with the IRS with respect to the tax treatment of any LLC income, loss, deductions or credits and, to the extent permitted under the Code, may expressly agree that such agreement shall bind any other Manager and Members of the LLC.

7.9 Withdrawal of Manager--Without the written consent of a majority of the Unit Holders, the Manager shall not have any right to withdraw or retire from the LLC, and shall be considered as a "key man" to this Agreement.

7.10 Indemnification--The Manager and its representatives or agents and the Manager's Counsel shall be held harmless and be indemnified by the LLC for any liability, loss (including amounts paid in settlement), damages or expenses (including reasonable attorney's fees) suffered by virtue of any acts or omissions or alleged acts or omissions arising out of such person's activities either on behalf of the LLC or in furtherance of the interests of the LLC and in a manner believed in good faith by such person to be within the scope of the authority conferred by this Agreement or law, so long as such person is not determined to be guilty in a final adjudication of criminal conduct, gross negligence or gross misconduct with respect to such acts or omissions.

Such indemnification or agreement to hold harmless shall only be recoverable out of the assets of the LLC, including insurance proceeds, if any. Notwithstanding the foregoing, indemnification of the Manager or their representatives or agents by the LLC for liability imposed by a judgment arising from or out of violation of state or federal securities laws shall not be made.

7.11 Rights and Obligations of the Unit Holders--(i) No Participation in Management--The Unit Holders shall not participate in the management of the business of, or transact any business for, the LLC and shall have only such rights and powers as a Unit Holder as are expressly provided herein or provided by applicable law.

(ii) Liability--No Unit Holder shall be personally liable for any of the debts, contracts or other obligations of the LLC or any of the losses thereof, except to the extent of such Unit Holder's Capital Contribution, plus such Unit Holder's share of undistributed LLC income if any. When a Unit Holder has rightfully recovered the return in whole or in part of such Unit Holder's Capital Contribution, such Unit Holder shall nevertheless be liable to the LLC for a period of one year thereafter for any sum, not in excess of such return with interest, necessary to discharge such Unit Holder's liability to all creditors who extended credit or whose claim arose during the period the contribution was held by the LLC. No Unit Holder shall be required to contribute any amounts to the LLC except as provided for in this Agreement.

(iii) Unit Holders May Not Bind LLC--No Unit Holder shall have any power to represent, sign for or bind the Manager or the LLC.

7.12 Reports to Members--The Manager will prepare and distribute to the Members, not later than 75 days after the end of the LLC's fiscal year, all information necessary for the preparation of the Members' federal income tax return. Such information will show the amounts allocated to or against such Member's capital account pursuant to the Operating Agreement and all items of income, gain, loss, deduction or credit allocated to each Member or Federal, state and local tax purposes. The Manager will also, upon request, furnish to each Unit Holder copies of all income tax returns or information returns which the LLC is required to file.

Each of the financial statements and documents referred to above will be conclusive and binding upon the Members unless written objection thereto is received by the Manager within 60 days after the statement has been delivered to the Members.

7.13 Meetings--(a) Meetings of Members may be held at any place, either within or without the state of California, selected by the person or persons calling the meeting or as may be stated in or fixed in accordance with the Articles of Organization or this Operating Agreement. If no other place is stated or so fixed, all meetings shall be held at the principal executive office of the LLC. (b) A meeting of the Members may be called by any Manager or by any Member or Members representing more than 50 percent of the interests of Members for the purpose of addressing any matters on which the Members may vote. (c) Notice and other matters relating to such meetings shall be accordance with the provisions of the California limited liability company statute. The scheduling of such meetings shall not interfere with the duties of the Manager or its owner in the production of the Film.

7.14 Fiduciary Duties of Manager--The fiduciary duties a Manager owes to the LLC and to its Members are those of a partner to a partnership and to the partners of the partnership.

Article VIII

ASSIGNMENT OF INTERESTS IN THE LIMITED LIABILITY COMPANY

8.1 Restrictions On Transfers--Notwithstanding anything to the contrary contained in this Agreement, interests in the LLC may not be assigned, sold or otherwise transferred if such assignment, sale or other transfer is prohibited by law or is not effected in compliance with all applicable federal and state securities laws and regulations or would result in a termination of the LLC for tax purposes (unless such transfer is by operation of law). Notwithstanding the above, the Original LLC Member serves in that role solely for the purpose of forming the LLC and subsequently transferring by assignment to subsequent and substituted Members all of his right, title and interest in the LLC as a Member.

8.2 Assignment of the Interest in the LLC of a Manager--The Manager shall have the free and unrestricted right to assign all of its interests in the proceeds of and Distributions from the LLC, or any part

thereof. Said assignee, however, shall not become a Manager without the consent of the Manager and Unit Holders who own more than 50% of the outstanding Units. Such assignment shall not relieve the Manager of their obligations hereunder.

8.3 Rights of Assignee--An assignee, legal representative or successor in interest of a Unit Holder shall be subject to all of the restrictions on a Unit Holder provided in this Agreement. An assignee of a Unit Holder's interest, or a portion thereof, who does not become a substituted Member in accordance with the provisions below shall have no right to an accounting of LLC transactions, to inspect the LLC'S books, or to vote on any of the matters on which a Member would be entitled to vote. Upon the giving of notice of the assignment to the other Members and the Manager, such an assignee shall be entitled to receive only the share of LLC profits or other compensation by way of income, or the return of the assignor's contribution, to which the assignor would have been entitled.

8.4 Substitution of Assignee--An assignee of all or any part of a Unit Holder's interest shall become a substituted Member only if (a) the Manager consents thereto in writing (and the Manager may withhold such consent in its discretion) and (b) each of the following conditions is met:

(i) The assignee shall consent in writing, in a form prepared by or satisfactory to the Manager, to be bound by the terms and conditions of this Agreement;

(ii) The assignee shall pay any expenses of the LLC in effecting the substitution;

(iii) The assignment shall be effected in compliance with all applicable federal and state securities laws and regulations; and

(iv) All requirements of the California limited liability company statute including amendment of this Operating Agreement, shall have been completed by the assignee, the assignor and the LLC, as the case may be.

8.5 Allocations and Distributions--All assignments shall become effective for distribution and allocation purposes at the close of the calendar month in which the Manager is notified of such assignment. All cash distributions required to be made or made after the date the assignment is effective shall be made to the transferee. Income or loss for the year shall be allocated to the transferor and transferee based on the ratio of months each was considered to be the Member of Record in the LLC.

8.6 Incapacity, Death, Bankruptcy of a Unit Holder--In the event of the incapacity (i.e., judicially determined incompetence or insanity), death or bankruptcy of a Unit Holder, the executor, trustee, guardian or conservator, administrator, receiver or other successor in interest of such Unit Holder shall have all the rights of such Unit Holder for the purpose of settling or managing such Unit Holder's affairs and such power as such Unit Holder possessed to assign all or a part of such Unit Holder's interest (subject to the Manager's approval) and to join with the assignee in satisfying the conditions precedent to such assignee's becoming a substituted Member.

The incapacity, death, or bankruptcy of a Unit Holder shall not dissolve the LLC. Each Unit Holder's estate or other successor in interest shall be liable for all obligations of such Unit Holder. In no event, however, shall such estate, legal representative or other successor in interest become a substituted Member as such term is used herein, except in accordance with the above.

8.7 Further Assignments--An assignee of all or any portion of the interest of a Unit Holder in the LLC pursuant to the terms hereof, who desires to make a further assignment of such interest, shall be subject to all the provisions of this Section to the same extent and in the same manner as such Unit Holder making an initial assignment of such Unit Holder's interest in the LLC.

8.8 Removal of a Manager--Due to the unique nature of the project being undertaken by the LLC, and the relationship of the Manager to such project, the Manager, once elected, enjoys a protected status. The Manager may be removed, but only for good and sufficient cause, and only by vote of ninety-five percent (95%) in number of the Members and Manager considered together at a meeting called expressly for that

purpose. Any removal shall be without prejudice to the rights, if any, of the Manager under any contract of employment, and if the original Manager is removed, all rights relating to the Screenplay (as contributed by the Manager to the LLC) shall revert to the Manager. Upon the effectiveness of such removal, the Members may by the consent of a majority of the Unit Holders and the remaining Manager, if any, elect a successor Manager to continue the business of the LLC, or continue the business of the LLC with the remaining Manager acting in that capacity.

8.9 Incapacity or Death of a Manager--In the event of the withdrawal, incapacity, or death of a Manager, the remaining Manager or Manager, if any, may continue the business of the LLC alone, or, at his or her option may appoint a successor Manager. If no remaining Manager exists, a new Manager may be named by Unit Holders who own more than fifty percent (50%) of the outstanding Units.

Article IX

AMENDMENTS

9.1 Amendments--This Agreement may be amended only with the written consent of the Manager and such Unit Holders as own sixty-six and two-thirds percent (66 2/3%) of the outstanding Units. No amendment which is not approved in writing by such Members and Manager, however, shall change the purpose of the LLC, modify the term of the LLC, change the LLC to a general partnership, reduce the liabilities, obligations or responsibilities of the Manager, increase the liabilities or commitments of the Unit Holders or change the provisions of this Agreement requiring the unanimous consent of the Unit Holders to continue the business of the LLC.

Article X

DISSOLUTION, WINDING UP AND LIQUIDATION

10.1 Events of Dissolution--The LLC shall be dissolved at the time specified at Article 2.5 above or upon the earlier occurrence of any of the following: (a) at the time specified in the Articles of Organization; (b) upon the happening of events specified in the Articles of Organization; (c) by the vote of a majority in interest of the Members, (d) upon the occurrence of a Dissociation Event, unless the business of the LLC is continued by a vote of a majority in interest of the remaining Members within 90 days of the happening of the event, or (e) by decree of judicial dissolution pursuant to the California limited liability company statute.

10.2 LLC Continuation--The LLC shall not be dissolved by the death, withdrawal, retirement or incapacity of a Manager, provided the business of the LLC is continued by a remaining or successor Manager pursuant to a right to do so stated in the Agreement, which right is hereby granted.

10.3 Winding Up--In the event of dissolution as provided above (including in the event that Members do not elect a successor Manager and continue the business of the LLC as provided above), the business of the LLC shall be wound up, and the assets distributed as provided herein. The winding up of the affairs of the LLC and the distribution of its assets shall be conducted by the Manager who is hereby authorized to do any and all acts and things authorized by law for these purposes.

In the event of the removal, death, incapacity, withdrawal or bankruptcy of the Manager, the winding up of the affairs of the LLC and the distribution of its assets shall be conducted by such person or entity as may be selected by such Unit Holders as own at least a majority of the outstanding Units, which person or entity is hereby authorized to do any and all acts and things authorized by law for these purposes. In winding up the affairs of the LLC, property may be sold and a Member may, if such Member desires, purchase such property for the fair market value thereof.

10.4 Liquidation--(a) Upon liquidation of the LLC, all assets of the LLC (except for the remaining rights associated with the Film itself) shall be liquidated and distributions shall be made to Members and the Manager in accordance with their positive capital account balances. Net profits and net losses resulting from transactions in connection with liquidation shall be allocated to each Member and Manager's capital account as set forth in Article V hereof. If upon liquidation, a Manager has a deficit capital account, such Manager

must restore the amounts of such deficits to the LLC. Upon the Dissolution of the LLC all property rights and ancillary rights in the Motion Picture shall revert to and be distributed to the Manager. (b) After dissolution and liquidation, all remaining assets of the LLC shall be paid in the following order: (i) to third party creditors (including any lending bank), in the order of priority provided for by law; (ii) to the Manager for reimbursement of any unreimbursed expenses advanced by such Manager or other amounts owed to such Manager by the LLC; (iii) to the Members in accordance with their ending Capital Account balances. (c) If all of the Members and Manager shall so determine, payments on dissolution, or any other LLC distributions, may be made in whole or in part in kind.

Article XI

MISCELLANEOUS PROVISIONS

11.1 Notices--Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party to whom the same is directed or three (3) business days after deposit in the United States mail, registered or certified, postage and charges prepaid, addressed to each Member or Manager, as applicable, at the applicable address specified by such Member in the Subscription Agreement. A Member may change such Member's address for purposes of notice by a writing sent in accordance with this Section to the Manager.

11.2 Severability--If any provision of this Agreement shall be invalid, illegal or unenforceable in any applicable jurisdiction, the validity, legality, and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.

11.3 Applicability of California Law--This Agreement, and the application or interpretation hereof, shall be governed, construed and enforced exclusively by its terms and in accordance with the laws of the state of California.

11.4 Headings--Headings at the beginning of each Article and Section of this Agreement are solely for the convenience of the readers and are not intended to control or influence in any manner the meaning of the specific language provided thereunder.

11.5 Entire Agreement--This Agreement, the accompanying Offering Circular and the Subscription Agreement executed contemporaneously herewith contain the entire agreement between the Members and Manager relating to the subject matter hereof and all other agreements relative hereto which are not contained therein are terminated. Amendments, variations, modifications or changes herein may be effective and binding on the Members and Manager by, and only by, setting the same forth in a document duly executed and consented to by the holders of sixty-six and two-thirds percent (66 2/3%) of the Percentage Interests owned by Unit Holders and Manager and any alleged amendment, variation, modification or change herein which is not so documented shall not be effective as to any Member or Manager.

11.6 Successors--This Agreement shall be binding on and inure to the benefit of the respective successors, assigns and personal representatives of the parties hereto, except to the extent of any contrary provision in this Agreement.

11.7 Consents and Agreements--Any and all consents and agreements provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the LLC.

11.8 Waiver of Claims--Each Member is hereby urged to obtain the advice of independent counsel regarding all matters relating to this investment. To the extent that a Member chooses not to obtain separate legal representation on matters relating to the affairs of the LLC, such Member or Members hereby knowingly and willingly agree to waive any claims against the Manager's Counsel based on such Counsel's advice to his Manager client as it relates to the LLC.

11.9 No Injunction--The parties hereto agree and acknowledge that in the event of a breach of any party hereto of any obligation hereunder, the damage caused any other party shall not be irreparable or otherwise

so sufficient as to give rise to a right of injunctive or other equitable relief, and the parties hereto acknowledge that their rights and remedies in the event of any such breach shall be limited to the right, if any, to recover damages in an action at law or arbitration hereunder and shall not include the right to enjoin the development, financing, production, distribution or other exploitation of the Picture hereunder.

11.10 Cure--No party shall be liable to any other party for damages of any kind arising out of or in connection with any breach of this Agreement occurring or accruing before the breaching party has had reasonable notice of and opportunity to cure such breach.

11.11 Counterparts--This Agreement may be executed in counterparts by each of the Members and Manager, all of which taken together shall be deemed one original.

Article XII

PURCHASER REPRESENTATIONS AND INDEMNIFICATION

12.1 Representations of the Unit Holder--Each Unit Holder hereby represents and warrants to the LLC and all Members and the Manager that the following statements are true: (a) Such Unit Holder is a bona fide resident of the state set opposite such Unit Holder's name on the signature page of the Subscription Agreement in that: (i) if a corporation, partnership, trust or other form of business organization, it has its principal office within such state; (ii) if an individual, such individual's principal residence is in such state; and (iii) if a corporation, partnership, trust or other form of business organization which has organized for the specific purpose of acquiring Units in the LLC, all of its beneficial owner are residents of such state.

(b) Such Unit Holder acknowledges the receipt of the Silverstar Studios, LLC Offering Circular dated March 15, 2002, such Unit Holder has been advised that the Manager is available to answer questions about the purchase of Units in the LLC and such Unit Holder has asked any questions of the Manager which such Unit Holder desires to ask and has received answers from the Manager with respect to all such questions.

(c) Such Unit Holder recognizes that the LLC will be newly organized and has no history of operations or earnings and is of a speculative nature.

(d) Such Unit Holder understands that no state or federal governmental authority has made any finding or determination relating to the fairness for public investment of the Units offered by the LLC and that no state or federal government authority has or will recommend or endorse these LLC interests.

(e) Such Unit Holder recognizes that prior to this Offering there has been no public market for the Units offered by the LLC and it is likely that after the Offering there will be no such market for the Units.

(f) Such Unit Holder is financially able to comply with such Unit Holder's obligations hereunder; and such Unit Holder has adequate means of providing for such Unit Holder's current financial needs and possible contingencies exclusive of such Prospective Purchaser's investment in the LLC.

(g) Such Unit Holder understands that the IRS may disallow some or all of the deductions or losses to be claimed by the LLC and that the IRS may attempt to treat the LLC as an association taxable as a corporation which could have an adverse economic effect on the Members by (i) taxation of the LLC as a corporation resulting in double taxation of income to the Members and no flow-through of losses and (ii) substantial reduction in yield, if any, of the Members' investment in the LLC.

(h) Such Unit Holder is aware that the Manager and its Affiliates may engage in businesses which are competitive with that of the LLC, and such Unit Holder agrees to such activities even though there may be conflicts of interests inherent therein.

12.2 Indemnification--Each Unit Holder shall and does hereby agree to indemnify and save harmless the LLC, the Manager, the Manager's Counsel and each other Unit Holder from any damages, claims, expenses, losses or actions resulting from (i) a breach by such Unit Holder of any of the warranties and representations

contained in this Section or (ii) the untruth of any of the warranties and representations contained herein. If such warranties and representations are either breached or are not true, the Unit Holder who breached such warranties and/or representations, shall, at the election of the Manager, be subject to a rescission of such Unit Holder's rights or interests in the LLC.

IN WITNESS WHEREOF, the undersigned have executed the Agreement as of the date set forth below.

_____
SUNNY KOHLI, MANAGER

_____
LINDA MARTINEZ, ORIGINAL LLC MEMBER

MANAGER ACKNOWLEDGMENT

THE STATE OF CALIFORNIA   )
COUNTY OF _ORANGE_   )

    This instrument was acknowledged before me on the _6_ day of _FEBRUARY_ , _2002_ by Sunny Kohli, Manager of Silverstar Studios, LLC and he is known by me or has been demonstrated by sufficient evidence to be the person represented.

M. A. BRAUNSTEIN
Commission # 1263397
Notary Public - California
Orange County
My Comm. Expires May 11, 2004
(Notary Seal)

_____
Notary Public in and for
the State of California

_____
Printed Name of Notary
M. A. BRAUNSTEIN

My Commission Expires:
MAY 11, 2004

ORIGINAL LLC MEMBER ACKNOWLEDGMENT

THE STATE OF CALIFORNIA   )
COUNTY OF _ORANGE_   )

    This instrument was acknowledged before me on the _6_ day of _FEBRUARY_ , _2002_ , by Linda Martinez, an individual, as the Original LLC Member of the Silverstar Studios, LLC and she is known by me or has demonstrated by sufficient evidence to be the person represented.

M. A. BRAUNSTEIN
Commission # 1263397
Notary Public - California
Orange County
My Comm. Expires May 11, 2004
(Notary Seal)

_____
Notary Public in and for
the State of California

_____
Printed Name of Notary
M. A. BRAUNSTEIN

My Commission Expires:
MAY 11, 2004

A - 23



Appendix "A"

MEMBER/MANAGER VOTING INTERESTS

Date: _____

Member/Manager Name	Address	Percentage Interest for Voting Purposes

Appendix "B"

ALLOCATIONS OF NET PROFITS AND NET LOSSES

Date: _____

Member/Manager Name	Address	Percentage Interest

Exhibit "B"

CHAIN OF TITLE DOCUMENTS

CERTIFICATE OF AUTHORSHIP

The undersigned, Spiro Razatos and Jacques Haitkin ("Authors"), hereby certify as follows:

(1) That the screenplay entitled *High Risk* ("Screenplay"), and all literary material of all of the results and proceeds of the Authors' services in connection therewith, is owned wholly by the Authors, for use in connection with the production of a motion picture to be based thereon ("Picture").

(2) That the Screenplay is wholly original and has not been adapted from any other literary, dramatic or any other material of any kind or nature, excepting only incidental material which is in the public domain throughout the world; that the Screenplay does not contain any material which copies or uses the plot, scenes, sequences, story or characters of any other literary, dramatic or other work; that the Screenplay does not infringe upon any statutory or common law rights in any other literary, dramatic or other materials; that no material in the Screenplay, to the best of Authors' knowledge, is libelous or violative of the rights of privacy of any other person and the full use of the rights in the Screenplay herein granted to any subsequent owners ("Owner"), to the best of Authors' knowledge, will not violate any rights of any person, firm or corporation, and that the Screenplay is not in the public domain in any country in the world where copyright protection is available.

The Author has caused this Certificate of Authorship to be executed as of this the 15th day of November , 2001 .

SPIRO RAZATOS

signature

25876 Th. old Rd #44
Valencia CA. 91381

Address

818 400-6035

telephone

JACQUES HAITKIN

signature

5928 Paseo Canyon Drive
Malibu CA 90265

Address

(310) 457-5232

telephone

Exhibit "C"

FORM OF COPYRIGHT ASSIGNMENT

SHORT FORM COPYRIGHT ASSIGNMENT

      KNOW ALL PERSONS BY THESE PRESENTS that, in consideration of Ten Dollars ($10.00) and other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned Spiro Razatos ("Assignor") does hereby sell, grant, convey and assign unto Sunny Kohli ("Assignee"), its successors, assigns and licensees forever, all right, title and interest including, but not limited, to the exclusive worldwide Motion Picture and allied rights of Assignor in and to that certain literary work to wit: that certain original screenplay written by Spiro Razatos entitled "High Risk" ("Literary Property"), and all drafts, revisions, arrangements, adaptations, dramatizations, translations, sequels and other versions of the Literary Property which may heretofore have been written or which may hereafter be written with the sanction of the Assignor.

      Dated this the _____ day of _____, 200___.

_____

Spiro Razatos, Assignor

THE STATE OF CALFORNIA   }
COUNTY OF LOS ANGELES   }

      This instrument was acknowledged before me on the _____ day of _____, 200___ by Spiro Razatos, author of the above named screenplay and assignor for this document and he is known by me to be the person represented.

                    _____
                    Notary Public in and for
                    the state of California

(Notary Seal)
                    _____
                    Printed Name of Notary

My Commission Expires:

_____

Exhibit "D"

SECURITIES OPINION AND CONSENT

Law Office
of
JOHN W. CONES
4265 Marina City Drive, #605W
Marina del Rey, California 90292
310/477-6842

OPINION OF COUNSEL

I certify that I am an active member of the State Bar of California. On the basis of the facts stated in the foregoing offering statement and other information, including representations as to the type of consideration received or to be received, supplied to me by officials and holders of limited liability company Units in the Silverstar Studios, LLC, it is my opinion that the securities being offered and sold pursuant to the exemption from registration with the Securities and Exchange Commission provided by Federal Regulation A and under the provisions of the various state Blue Sky laws, will when sold, be legally issued, full paid and non-assessable.

I consent to the filing of this opinion as an exhibit to the aforesaid offering statement.

John W. Cones
State Bar # 134682

/-29-02
Date Signed

D - 2

JOHN W. CONES

Attorney at Law
4265 Marina City Drive, #605W
Marina del Rey, California 90292
310/477-6842

Sunny Kohli, Manager
Silverstar Studios, LLC
8001 Irvine Center Drive, Suite 1040
Irvine, California 92618

Re: Counsel's Tax Opinion

Dear Mr. Kohli:

You have requested my opinion and views as to the material federal income tax consequences related to the ownership of limited liability company interests ("Units") in the Silverstar Studios, LLC (the "LLC"), of which you are the Manager.

My opinion in this matter is guided by Treasury Department Circular 230 (31 CFR Part 10) and the American Bar Association's Formal Opinion 346 (Revised), "Tax Law Opinions in Tax Shelter Investment Offerings." In accordance with the requirements of Circular 230 and Opinion 346, in rendering this opinion, I have examined the certificate and agreement of organization of the Silverstar Studios, LLC (the "Operating Agreement") attached as Exhibit "A" to the Silverstar Studios, LLC Offering Circular, (the "Offering Circular"), and such other documents and instruments as I have considered necessary for purposes of the opinion hereinafter set forth. You have advised me that the Offering Circular and certain other representations and information provided to me give an accurate and complete description of the facts and circumstances concerning the proposed activities of the LLC. This opinion is based on such Offering Circular, representations and information, and I have not attempted to verify independently each of such representations and statements.

The section of the Offering Circular entitled "FEDERAL TAX DISCUSSION" was prepared by my office and the discussions of federal tax issues contained therein are incorporated in this opinion. Capitalized terms used in this opinion and not otherwise defined have the same meanings given them in the Operating Agreement and in the Offering Circular.

My opinions regarding the material federal income tax issues raised by an investment in the LLC are stated below and for your convenience have been restated in the "Introduction" subsection of the "FEDERAL TAX DISCUSSION" of the Offering Circular:

1. The LLC should not be a publicly traded partnership per Section 7704(b) of the Code;

2. Provided that the LLC is not a publicly traded partnership, the LLC will be treated as a partnership and not as an association taxable as a corporation;

E - 2

3. If the LLC actually produces the Film, a Unit Holder's distributive share of LLC taxable income (other than portfolio income) will constitute passive income that could be offset by a Unit Holder's passive activity losses from other sources;

4. Subject to the possibility that the requirements of Section 706(d) of the Code are not satisfied by the LLC's convention as to the time at which it will recognize transferees as owners of Units, the recognized Unit Holders (including Unit Holders holding Units through nominees) will be treated as Unit Holders of the LLC from the date they become recognized holders of Units, even though not admitted as Members;

5. Provided that the advertising expenses paid by the LLC, if any, constitute reasonable compensation for services rendered or expenses incurred during the taxable year, such expenses will be deductible by the LLC for federal income tax purposes;

6. The LLC will be entitled to treat deductions claimed in connection with the Film as expenses incurred in the LLC's overall trade or business of producing and exploiting films;

7. Otherwise deductible items incurred in connection with the Film will be treated as ordinary and necessary business expenses under Code Section 162(a);

8. The LLC should be entitled to recover some or all of its investment in the Film through depreciation deductions using the income forecast method;

9. An investment in the LLC constitutes an activity engaged in for profit within the meaning of Code Section 182;

10. Subject to the possibility that the allocations do not comply with the requirements of Section 706(d) of the Code, the allocation of profits and losses and other income tax items in accordance with the LLC's Operating Agreement will have substantial economic effect or will be in accordance with the Unit Holders' interests in the LLC; and

11. It is also my opinion that the material federal income tax issues described above, in the aggregate, are more likely than not to be realized by a Unit Holder if litigated on the merits, for the reasons described in the "FEDERAL TAX DISCUSSION" of the Offering Circular.

These opinions represent the best judgment of Tax Counsel under existing statutes, judicial decisions, administrative regulations, and IRS interpretations and practice. However, the opinions of Tax Counsel have no binding effect on the IRS or the courts, and the IRS may challenge positions taken by the LLC that are based on these opinions. Final disallowance of the LLC's position with respect to these or other issues could reduce the anticipated federal income tax benefits of an investment in the LLC and result in an increase in a Unit Holder's tax liability. In addition, no assurance can be given that future legislative, judicial, administrative or regulatory changes, some of which may be applied retroactively, will not have a significant adverse effect on the opinions of Tax Counsel or the discussion found in the Offering Circular.

This opinion is qualified in that it calls attention to certain limitations inherent in the opinion itself. The views expressed herein and concerning essentially factual issues are based on assumptions concerning future events and transactions. If these events and transactions do not occur, or if other

events or transactions do not occur, or if other events or transactions not now contemplated do occur, the federal income tax consequences of an investment in the LLC may be adversely affected. I can provide no assurance that the facts, circumstances and assumptions necessary for favorable federal income tax consequences from investing in the LLC will indeed occur. Moreover, even if the assumed facts do occur, I cannot assure that the IRS or the courts, which may analyze the same facts differently, will draw the same conclusions as I have. Thus, I can provide no assurance that the conclusions reached here and in the Offering Circular, if challenged by the IRS, will be sustained by a court.

Please note that I am rendering opinions only as to the matters expressly set forth herein, and no opinions should be inferred as to any other matters or as to the tax treatment of the transactions discussed in this opinion under the provisions of any section of the Code or Regulations not specifically covered in this opinion that may also be applicable. Except as provided herein, I am not expressing any opinion with respect to the deductibility, timing or treatment of any particular item, the amount of income, if any, that may be generated by the LLC or the amount of each Unit Holder's share of the LLC income. No opinion is expressed as to the state or local tax consequences of an investment in the LLC. Prospective investors are urged to consult their own tax advisors with respect to such issues.

I consent to the filing of this opinion as an exhibit to the aforesaid Offering Circular and further consent to the reference made to me and my law firm under the caption "Legal Opinions" and elsewhere in the Offering Circular.

Law Offices of

John W. Cones

JC/pc

INCOME STATEMENT

	PERIOD TO DATE		YEAR TO DATE	
	ACTUAL	PERCENT	ACTUAL	PERCENT
Gross Profit	$.00	.0 %	.00	.0
Net Income from Operations	.00	.0	.00	.0
Earnings before Income Tax	.00	.0	.00	.0
Net Income (Loss)	$.00	.0 %	.00	.0

Assets

TOTAL Assets $.00

Liabilities AND Equity

TOTAL Liabilities $.00

uity

RETAINED EARNINGS - PRIOR   .00
Retained Earnings-Current Year   .00

TOTAL Equity   .00

    TOTAL Liabilities AND Equity $.00

Assets

Current Assets

    CASH IN BANK $8,700.00

    TOTAL Current Assets   8,700.00

Other Assets

    PERSONAL RESIDENCE   640,000.00

    TOTAL Other Assets   640,000.00

        TOTAL Assets $648,700.00

Liabilities AND Equity

Current Liabilities

    CREDIT CARD DEBT $16,200.00

    TOTAL Current Liabilities   16,200.00

Long-Term Liabilities

    MORTGAGE   580,000.00

    TOTAL Long-Term Liabilities   580,000.00

        TOTAL Liabilities   596,200.00

Equity

    PERSONAL NET WORTH   52,500.00
    RETAINED EARNINGS - PRIOR   .00
    Retained Earnings-Current Year   .00

    TOTAL Equity   52,500.00

        TOTAL Liabilities AND Equity $648,700.00

| | YEAR TO DATE | |
	ACTUAL	PERCENT
Gross Profit	$.00	.0 %
Net Income from Operations	.00	.0
Earnings before Income Tax	.00	.0
Net Income (Loss)	$.00	.0 %

Exhibit "G"

ESCROW AGREEMENT

HOLDING ESCROW INSTRUCTIONS

Brad Szarbrough
ESCROW OFFICER   Date: January 24, 2002

The undersigned delivers herewith, or will cause to be delivered to US BANK NATIONAL ASSOCIATION, hereinafter called Escrow Holder, the papers, money or property hereinafter described to be held and disposed of by Escrow Holder in accordance with the following instructions and upon the terms and conditions hereinafter set forth.

A. This escrow is established by SILVERSTAR STUDIOS, LLC, A California Limited Liability Co. (the "Company").

B. This escrow is established for the purpose of receiving and holding the funds in escrow from the Offering of a minimum of $1,500,000 (600 Units) and a maximum of $10,000,000 (4000 Units), pursuant to the terms and conditions of the Private Placement Memorandum dated January 26, 2002, as such memorandum may be amended from time to time (together with all supplements, the "Memorandum"). The minimum purchase by each subscriber is 1 Unit at the rate of $2,500 per Unit. However, the Company, in its sole discretion, may allow the purchase of less than 1 Units, including fractional Units. An Investor whose funds are to be deposited in escrow, must send a check or wire funds for the full amount of the purchase price for the subscribed Units, with checks payable to SILVERSTAR STUDIOS, LLC USB ESCROW # _____.

C. The undersigned hands you herewith or will cause to be handed to you the following:

    a. Copy of the Private Offering Memorandum;
    b. Copy of the fully executed "Subscription Document" form as evidence of purchase and the Company's acceptance thereof, reflecting purchaser's name, address, phone number and number of unit(s) purchased and Tax I.D. Number;
    c. Subscription purchase funds pursuant to the Memorandum;
    d. Funds to cover transaction costs set forth in item "F" below; and
    e. Completed and executed W-9 Form from the Company.

D. You are instructed to hold all purchase funds received in trust for the benefit of the respective investors, in an interest bearing money market account until you have received evidence that the minimum of 600 Units $1,500,000/the "Minimum") has been accepted, at which time you are to release funds, along with interest earned on such funds in the Escrow Account, to the order of the Company, net of commissions and expenses due the Broker-Dealer, if any, and "Blue Sky" fees and expenses due the Company's counsel, if any. Disbursement shall be made SUBJECT TO ESCROW'S RECEIPT OF COLLECTED FUNDS AND DISBURSEMENT INSTRUCTIONS FROM THE COMPANY.

E. The "Initial Closing Date" shall occur immediately following the acceptance by the Company of subscriptions for the minimum offered hereby or as soon thereafter as funds have cleared the banking system in the normal course of business. The Company and one or more selected broker-dealers are offering said units on a "best efforts" basis. If the minimum has been subscribed for by the expiration of the Offering Period, designated to be on or before January 25, 2003, then the remaining units will be offered by the Company, and will be issued on one

or more closing dates as you receive evidence that additional Subscriptions have been accepted, until the earlier of the date by which all such Units have been sold or the expiration of the Offering Period. If subscription for the minimum has not been accepted by the Company, none of the Units will be sold and the Offering shall be terminated and the Investors deposits shall be refunded along with a prorata share of any interest earned in the Escrow Account, less any bank charges.

F. For its ordinary services hereunder, the Escrow Holder shall be entitled to a NON-REFUNDABLE fee of $1,500 plus an additional $20.00 per deposit and or disbursement. Initial fees shall be paid by the Company upfront upon opening of account. The $20.00 transaction charge will be deducted from funds on deposit at final distribution or deducted from the accrued interest and/or subscription funds at the time of disbursement it so authorized by the Company.

GENERAL PROVISIONS

DEPOSITS – All funds received in escrow shall be deposited with other escrow funds in a non-interest bearing escrow account of US Bank.

RESPONSIBILITY FOR DEPSOITED PROPERTY – Escrow Agent is not a party to, or bound by, any provisions contained in any Property which may be deposited under, evidenced by, or arise out of these instructions, and with respect thereto, acts as a depository only and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness, or validity of any Property or with respect to the form or execution of the same, or the identity, authority or right of any person executing or depositing the same.

DEFAULTS – Escrow Agent shall not be required to take or be bound by notice of any default of any person, including any Principal, or to take any action with respect to such default whether or not such action involves any expense or liability. These instructions shall not be subject to modification or rescission except upon receipt by Escrow Agent (at the office named above) of written instructions from each of the Principals or their successors in interest, and no such rescission or modification shall be effective unless and until consented to by Escrow Agent in writing.

NOTICES – Principals hereby indemnify and hold Escrow Agent harmless against any loss, liability, damage, cost or expense, including reasonable attorneys' fees, (a) related in any way to Escrow Agent's acting upon any notice, request, waiver, consent, receipt or other paper or document believed by Escrow Agent to be signed by Principals or any other proper person, and (b) incurred in connection with any act or thing done hereunder.

EXERCISE OF JUDGMENT – Escrow Agent shall not be liable for any error of judgment or for any act done or step taken or omitted by it in good faith or for any mistake of fact or law or for anything which Escrow Agent may do or refrain from doing in connection herewith, except its own negligence or willful misconduct. Escrow Agent shall have duties only to Principals, and no person shall be deemed a third party beneficiary of these instructions.

COUNSEL – Escrow Agent may consult with legal counsel in the event of any dispute or question as to the construction of these instructions or Escrow Agent's duties thereunder, and Escrow Agent shall incur no liability and shall be fully protected in acting in accordance with the opinion and instructions of counsel.

DISAGREEMENTS – In the event of any disagreement between the Principals, or ay of them or any other person or persons whether or not named in these instructions, and adverse claims or demands are made in connection with or for any of the Property, Escrow Agent shall be entitled at its option to refuse to comply with any such claim or demand so long as such disagreement shall continue, and in so doing, Escrow Agent shall not be or become liable for damages or interest to the Principals, or any of them, or to any other person or persons for Escrow Agent's failure or refusal to comply with such conflicting or adverse claims or demands. Escrow Agent shall be entitled to continue so to refrain and refuse so to act until:

a. the rights of the adverse claimants have been fully adjudicated in a court assuming and having a jurisdiction of the claimants and the Property; or
b. all differences shall have been adjusted by agreement, and Escrow Agent shall have been notified thereof in writing by all persons deemed by Escrow Agent, in its sole discretion, to have an interest therein.

In addition, Escrow Agent, it its sole discretion, may file a suit in interpleader for the purpose of having the respective rights of all claimants adjudicated, and may deposit with the court all of the Property; and the Principals agree to pay all costs and counsel fees incurred by Escrow Agent in such action, such costs and fees to be included in the judgment in any such action.

INDEMNITY – In consideration of acceptance of this appointment by Escrow Agent, the Principals agree to indemnify and hold Escrow Agent harmless as to any liability incurred by Escrow Agent to any person, firm or corporation by reason of its having accepted same or in carrying out any of the terms hereof, and to reimburse Escrow Agent for all its expenses, including among other things, counsel fees and court costs incurred by reason of its position or actions taken pursuant to these Escrow instructions. The Principals hereby agree that the Escrow Agent shall not be liable to any of them for any actions taken by Escrow Agent pursuant to the terms hereof.

COURT ORDERS – Escrow Agent is hereby authorized, in its exclusive discretion, to obey and comply with all writs, orders, judgments or decrees issued by any court or administrative agency affecting any money, documents or things held by Escrow Agent. Escrow Agent shall not be liable to any of the parties hereto, their successors, heirs or personal representatives by reason of Escrow Agent's compliance with such writ, order, judgment or decree is later reversed, modified, set aside or vacated.

ATTORNEY'S FEES – If any action be brought to interpret or enforce these instructions, or any part thereof, the Principals jointly and severally agree to pay to Escrow Agent all Escrow Agent's fees, accounting fees, special and extra service fees and other costs related to such action.

CANCELLATION – In the event the escrow established hereby is cancelled, the Principals jointly and severally shall nevertheless pay to the Escrow Agent the initial fee together with all costs and expenses of Escrow Agent. Notwithstanding anything in these instructions to the contrary, Escrow Agent may, in its sole discretion, upon ten (10) days written notice to any of the Principals, resign as Escrow Agent shall be entitled to reimbursement for those costs and expenses incurred to the date of such resignation. Upon cancellation by the Principals or resignation by Escrow Agent, after deducting Escrow Agent's fees, costs and expenses, the balance of any funds or Property shall be returned to the respective principals who shall have deposited same.

FEES AND CHARGES – In the event that (a) Escrow Agent performs any services not specifically provided for herein or (b) there is an assignment or attachment of any interest in the subject matter of the escrow established hereby or any modification thereof, or (c) any dispute or controversy arises hereunder, or (d) Escrow Agent is named a party to, or intervenes in, any litigation pertaining to this escrow or the subject matter thereof, Escrow Agent shall, in addition to fees and charges for ordinary services, be reasonably compensated therefore and reimbursed for all costs and expenses, including attorneys' fees, occasioned thereby. Escrow Agent shall have a first lien on the Property for such compensation and expenses, and the Principals agree jointly and severally to pay the same for it's ordinary services hereunder.

Escrow Agent shall entitled to an initial, no-refundable set-up ("initial fee") of $1,500.00, payable concurrently with its acceptance, and to additional compensation for wire fees, Federal Express Charges, Messenger Fees, yearly hold-open fee of $250.00 per year for each year this escrow is held open over one year from the date of these instructions, and/or any other out-of-pocket expenses incurred by Escrow Holder.

The Principals understand that Escrow Agent will charge additional fees, including premium hourly fees, for any services performed according to these Escrow instructions, or any modification or any service no specifically provided therein, that involve concerted effort, employees working overtime, expedited handling of any aspect of the Escrow, or other similar services.

SIGNATURES – These instructions may be executed in counterparts, each of which so executed shall be deemed as original, irrespective of the date of its execution and delivery, and said counterparts together shall constitute one and the same instrument.

THE UNDERSIGNED HAS READ AND RECEIVED A COPY OF THIS INSTRUCTION ALONG WITH THE ATTACHED GENERAL PROVISIONS HEREOF AND AGREES TO BE BOUND HEREBY.

THE COMPANY:

SILVERSTAR STUDIOS, LLC, a Limited
Liability Company
BY: SILVERSTAR PRODUCTIONS, INC., its
    Managing Member

BY: _____
    Sunny Kohli
    President/Secretary/Treasurer

ADDRESS:
8001 Irvine Center Drive, Suite 1040
Irvine, CA 92618
PHONE: (949) 585-0044

Escrow Agent hereby acknowledges receipt of these escrow instructions, of which the foregoing is a copy, and upon receipt of the papers, money or property therein referred to, agrees in consideration of the foregoing to hold and dispose of the same in accordance with said instructions and upon the terms and conditions set forth.

Dated:_____   By:_____
                                     US BANK
                                     Brad Szarbrough
                                     Escrow Agent

Exhibit "H"

OPTION AGREEMENT

January 31, 2002

Mr. Larry Crowder

RE: HIGH RISK

Dear Mr. Crowder,

This will confirm as of January 1, 2002, the material terms of the agreement ("Agreement") between Filmstar Productions, Inc. ("Filmstar"), on the one hand, and Silverstar Productions, Inc. ("Silverstar"), on the other hand, with respect to the option and/or purchase of the script, "High Risk", created by Spiro Razatos and Jacques Haitkin and referenced above (the "Script"). All rights and obligations of Silverstar hereunder are subject to receipt by Silverstar of this agreement, and a Certificate of Authorship signed by Filmstar, both in form and substance satisfactory to Silverstar.

1.   Option to purchase: For the sum of Ten Thousand Dollars ($10,000) (applicable To purchase Price if the Option is exercised) Filmstar hereby grants Silverstar an exclusive twelve month option to purchase the Script, at the price set forth in Paragraph 2, less the initial, $5,000 option payment paid prior to exercise. Silverstar may extend the option period for an additional twelve months beyond the initial twelve months for five thousand dollars ($5,000) (not applicable to Purchase Price if the Option is exercised), payable prior to the expiration of the initial option period. The Option and all rights hereunder are assignable by Silverstar and/or its subsequent assignees. Both Silverstar and the subsequent assignees, if any, shall remain obligated for all obligations hereunder, notwithstanding any such assignment, except that an assignment to a major, or a mini-major shall relieve Silverstar of its obligations.

2.   Purchase Price: By Silverstar or assignee by payment of One Hundred Thousand Dollars ($100,000), less initial option payment paid prior to exercise.

3.   Attachments: Silverstar and Filmstar intend that Spiro Razatos will be the Director and Jacques Haitkin will be the Director of Photography of this film. Neither shall be replaced in this capacity without their express written consent. Spiro Razatos and Jacques Haitkin shall also serve as co-producers of the film. Filmstar and Silverstar shall negotiate in good faith to reach express written agreements regarding the Director, Director of Photography and co-producer positions commensurate with the films budget and scope.

4.   Production Bonus: If the picture is produced with a budget over $10,000,000 (ten Million dollars), Silverstar hereby agrees to pay a production bonus to Filmstar equal to 2/5% of the going in direct budget (excluding Executive Producers fees, financing costs and fees, legal costs and fees, and the completion bond costs and fees) ("Direct costs") in excess of $10,000,000 with a ceiling of $350,000. The Production Bonus is payable one half upon commencement of pre-production and one-half upon commencement of Principal photography of the Picture.

5.   Re-writes: If requested by Silverstar, Filmstar will provide one re-write of the screenplay, upon a writing schedule to be reasonably determined by Silverstar, not to exceed 4 weeks, and a polish of the screenplay. Filmstar will also work to provide small fixes through production of the film, for no additional compensation.

6.   Credit: Credit will be accorded to Writers in paid advertising and on all positive Prints of the Picture on a separate card in the main titles immediately adjacent to credit to the individual producers of the Picture in a size of type equal to that used to accord credit to such Producers, the director and any other Writers credit in connection with the Picture. If no other Writers are engaged in connection with the picture, the credit shall be in substantially the form "Screenplay by Jacques Haitkin and Spiro Razatos." If other Writers(s) are engaged, WGA rules regarding credit will apply. Although both parties acknowledge that WGA requirements are not in effect, Writers' credit will be subject in all other respects to applicable guild requirements, if any, and (with respect to paid advertising) customary exclusions of the distributors of the Picture. All other aspects of Writers' credit will be in the sole discretion of Filmstar.

7.   Insurance: Silverstar or its assignee(s) shall use its best efforts, subject to Availability and commercial reasonableness, to add Filmstar to any E & O Insurance purchased for the production.

8.   Sequels/Remakes: Silverstar agrees that Filmstar shall be given first right of refusal to negotiated (for a period of 30 business days) to perform writing services in connection with sequels and remakes of the Picture produced within 10 years of the date of initial general release of the Picture, on terms no less favorable than those of this agreement and with due regard for the then-current quote for Filmstar's services and the budge of the Picture. If Filmstar is not so engaged, Filmstar shall be entitled to receive with respect to a theatrical motion picture

sequel a passive payment ("Theatrical Royalty") in a sum equal to the sum received by Filmstar pursuant to paragraph 1 hereof, provided such Theatrical Royalty shall be no less than $100,000, payable one half upon commencement of principal photography and one half upon completion of principal photography of the applicable theatrical sequel or remake. For television productions, Filmstar will be entitled to 5% of the sums received by Silverstar as rights payments with respect to such television productions.

9. Entire Agreement: The parties hereto may enter into a more formal, long-form Agreement with respect to the subject matter hereof. Until such time, it ever, as Such long-form agreement is entered into, this Agreement, together with the certificates of Authorship executed concurrently herewith by Filmstar, shall be freely assignable by Silverstar, and shall constitute the entire agreement between the parties, replacing and superseding all prior oral or written agreements with respect to the subject matter hereof, and shall be deemed to include standard terms and conditions for Filmstar agreements, including, without limitation, customary representations, warranties, rights to use name and likeness in publicity, rights of suspension and termination for default or force majeure.

Please acknowledge your acceptance of and agreement with all of the above terms and conditions by signing in the places provided below.

Sincerely,

SILVERSTAR PRODUCTIONS, INC.

By: _____
    Sunny Kohli, President

ACCEPTED AND AGREED

FILMSTAR PRODUCTIONS, INC.

By: _____
    Larry Crowder, President

Silverstar Studios, LLC

SUBSCRIPTION AGREEMENT

1. PURCHASE– Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes to purchase member interests ("LLC Units") in the Silverstar Studios, LLC (the "LLC") as set forth in the accompanying Silverstar Studios, LLC Offering Circular dated March 15, 2002,for a total purchase price of $ _____ (minimum subscription ten Units -- $25,000) representing _____ LLC Units which the undersigned hereby tenders to the LLC in the form of a check made payable to Silverstar Studios, LLC. The undersigned understands that the LLC Units will not be registered under federal securities laws, but will be required to be registered in each state in which such Units are offered and sold. Accordingly, the undersigned makes the following representations for the purposes of inducing the LLC to permit the undersigned to acquire the LLC Units for which the undersigned hereby subscribes. THE UNDERSIGNED ACKNOWLEDGES THAT THE LLC RESERVES THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION IN ITS SOLE DISCRETION, IN WHOLE OR IN PART.

2. REPRESENTATIONS AND WARRANTIES–The undersigned hereby makes the following representations and warranties to the LLC:

2.1 The undersigned has had a reasonable opportunity to ask questions of and receive answers from the LLC and its officers and such questions have been answered to the full satisfaction of the undersigned. No oral representations have been made or oral information furnished to the undersigned in connection with the offering of the LLC Units which were in any way inconsistent with the Risk Factors and other information disclosed in the Offering Circular.

2.2 The address set forth herein is the undersigned's true and correct residence.

2.3 In the event that the undersigned is an individual, the undersigned represents that he or she is over eighteen (18) years of age and is a bona fide citizen or permanent resident of the United States.

2.4 If the undersigned is more than one person, the obligation of the undersigned and such other persons shall be joint and several, and the representations and warranties herein contained shall be deemed to be made by and be binding upon such persons, and ownership of the LLC Units subscribed for by the undersigned shall be set forth as described in this Subscription Agreement.

2.5 If the undersigned is the trustee of a revocable inter vivos trust the undersigned represents that he/she is the sole and true party in interest and is acquiring the LLC Units for the accounts of a revocable trust of which he/she and/or other members of his/her immediate family are the sole beneficiaries during his/her lifetime or their lifetimes.

2.6 In the event that the undersigned is a trust, the undersigned: (1) is authorized and otherwise duly qualified to purchase and hold the LLC Units; (2) has its principal place of business at its resident address set forth on the signature page hereof; (3) has not been formed for the specific purpose of acquiring the LLC Units; (4) has submitted and executed all documents required pursuant to the Certificate for Trust and Joint Purchasers and Special Subscription Instructions. The person executing this Subscription Agreement and all other documents related to the offering hereby represents that such person is duly authorized to execute

all such documents on behalf of the entity. If the undersigned is one of the aforementioned entities, it hereby agrees to supply any additional written information that may be required by the LLC.

2.7 If there should be any adverse change in the representations and information set forth herein prior to the LLC's acceptance or rejection of this subscription, the undersigned will immediately notify the LLC of such change.

2.8 The undersigned realizes that this Subscription Agreement does not constitute an offer by the LLC to sell LLC Units but is merely a request for information. The undersigned understands that the LLC reserves the right to reject subscriptions in whole or in part.

2.9 The undersigned represents that the only consideration given for payment for the LLC Units is as set forth in the first paragraph of this Subscription Agreement.

2.10 The undersigned understands that by completing this Subscription Application and by signing below the undersigned is specifically confirming the selection of Silverstar Productions, Inc. to fill the initial Manager position of the LLC pursuant to the Act.

2.11 At the request of the LLC, the undersigned will promptly execute such other instruments or documents as may be reasonably required in connection with the purchase of the LLC Units. The undersigned hereby agrees that the representations and warranties set forth in this Subscription Agreement shall survive the acceptance hereof by the LLC, shall be binding upon their heirs, executors, administrators, successors and assigns to the undersigned. This Subscription Agreement shall be governed by and construed in accordance with the laws of the state of California.

None of the above subscriber representations and warranties are intended to imply and may not be construed or interpreted to imply that any prospective investor is waiving of any of such investor's rights under the Federal securities laws.

3. REGISTRATION–The undersigned requests the LLC Units be registered as follows:

Name or Title: _____

_____ Individual Ownership

_____ Corporate Ownership

_____ Community Property (both spouses must sign)

_____ Joints Tenants with Rights of Survivorship (each owner must sign)

_____ Joint Tenants in Common (each owner must sign)

_____ Trust

_____ Individual Retirement Account (IRA) or Pension Plan

4. ACCEPTANCE–This subscription is subject to final acceptance by the LLC, to be evidenced by the signature of an officer of the LLC as set forth on the Subscription Agreement Signature Page.

IN WITNESS WHEREOF, the undersigned has executed this Subscription this the _____ day of _____, 200___.

Print Full Name

By: _____
      (Signature)

Street Address   Social Security or Tax ID #

City/State/Zip   FAX #

Telephone Number   E-mail address

Capital Contribution: _____   Units: _____

Print Full Name

By: _____
      (Signature)

Street Address   Social Security or Tax ID #

City/State/Zip   FAX #

Telephone Number   E-mail address

Capital Contribution: _____   Units: _____

Print Full Name

By: _____
          (Signature)

Street Address _____   Social Security or Tax ID # _____

City/State/Zip _____   FAX # _____

Telephone Number _____   E-mail address _____

Capital Contribution: _____   Units: _____

NOTE: The address provided above must be the residence address of the Prospective Purchaser, unless the LLC Units are to be held by a custodian. This is necessary to avoid selling LLC Units to an Investor who resides in a state where this offering will not be registered for sale to the public.

ACCEPTANCE

The undersigned hereby accepts this subscription for _____ LLC Units of Silverstar Studios, LLC, a California Limited Liability Company to be formed upon Minimum funding of the offering.

ACCEPTED this the _____ day of _____, 200 ____.

SILVERSTAR STUDIOS, LLC

By: _____
       Signature and Title